50341

DC

02014011

NO ACT
P.E 11-30-01
1-06366

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

January 3, 2002

Janice B. Liva
Deputy General Counsel
FleetBoston Financial Corporation
100 Federal Street
Boston, Massachusetts 02110

Act 1934
Section
Rule 14A-8
Public Availability 1-3-2002

Re: FleetBoston Financial Corporation
Incoming letter dated November 30, 2001

Dear Ms. Liva:

This is in response to your letter dated November 30, 2001 concerning the shareholder proposal submitted to FleetBoston Financial Corp. by Mr. John Jennings Crapo. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Mr. John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

Fleet

FleetBoston Financial

November 30, 2001

Via Airborne Express

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

FleetBoston Financial Corporation (the "Corporation") received a letter, dated April 17, 2001 from Mr. John Jennings Crapo (the "Proponent") containing a stockholder proposal and supporting statement (collectively, the "Proposal" or the "2002 Proposal") and requesting that the Corporation submit the Proposal to the Corporation's 2002 Annual Meeting of Stockholders described below (the "2002 Annual Meeting").

We respectfully submit this letter, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to request that the Division of Corporation Finance (the "Division") confirm that for the reasons stated below (i) the Proposal may properly be omitted from the proxy statement and form of proxy for the 2002 Annual Meeting (collectively, the "2002 Proxy Materials"); (ii) the Corporation may exclude any proposal made by the Proponent for inclusion in the proxy materials for any meetings of stockholders held in calendar years 2002 and 2003; (iii) the Division will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Proposal is omitted from the 2002 Proxy Materials; and (iv) the Division will not recommend any enforcement action to the Commission if any proposal made by the Proponent is omitted from the proxy materials for all stockholder meetings held in calendar years 2002 and 2003. A copy of the Proponent's letter of April 17, 2001 addressed to the Corporation and containing the Proposal as well as additional correspondence from the Proponent is attached hereto as Exhibit A and incorporated herein by reference.

Pursuant to Rule 14a-8(j)(2), enclosed herewith on behalf of the Corporation are six (6) additional copies of each of: (i) the Proposal and (ii) this letter, which sets forth the grounds on which the Corporation proposes to omit the Proposal from the 2002 Proxy Materials. A copy of this letter is also being sent to the Proponent as notice to him of the Corporation's intent to omit the Proposal from the 2002 Proxy Materials.

The Proposal

The Proposal, which has not been edited, is as follows:

Shareholder Proposal

Commencing the calendar year 2003 shareholder meetings of assembled shareholder and proxies meeting in Annual Meeting of shareholders of FleetBoston Financial Corporation ("Corporation") shall be held March Fifteenth except when said Fifteenth is a legal holiday or Saturday or Sunday when it shall be according to the choice of our Board of Directors on April 08th or February 08th or in event those days, too are legal holidays or Saturdays or Sunday the meeting shall be another date okay to said Board.

Supporting Statement

March 15th is the anniversary of the death of the author of the Julian Calendar who was a victim of by various senators of Rome who were envious Caesar's ability as Chief Executive Officer. The story is dramatized by the novelist Mr. William Shakspere who was patronized by the Right Honourable Earl of Southampton, an Englist MP.

April 08th is the anniversary when the Seventeenth Amendment USA Constitution (in 1913) was ratified and February 08th is anniversary when the State of Massachusetts notified said constitution.

March 15th was called to my attention by a Watertown (MA) letter of March 15 2001 which extolls the virtues of the Jehovah Witnesses Sect. Founded in USA by Mr. Charles Taze Russell of Family Values and Abstinence from Tobacco and Alcohol.

I. Reasons for Excluding the Proposal pursuant to Rule 14a-8(h)(3).

Pursuant to Rule 14a-8(h)(1), if a stockholder has submitted a proposal that has been included in a company's proxy materials, the stockholder or a qualified representative must attend the stockholders' meeting to present the proposal. Rule 14a-8(h)(3) states: "If you [the stockholder proponent] or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years."

The Proponent submitted a proposal (the "2001 Proposal") which was included in the proxy materials (the "2001 Proxy Materials") for the Corporation's Annual Meeting of Stockholders in 2001 (the "2001 Annual Meeting"), which was held at the time and place set forth in the 2001 Proxy Materials, and neither the Proponent nor his representative appeared to present the 2001 Proposal at the 2001 Annual Meeting. The 2001 Proposal was therefore not presented to stockholders. The Corporation believes that because neither the Proponent nor his representative appeared to present the 2001 Proposal at the 2001 Annual Meeting, the Corporation may omit the 2002 Proposal from the 2002 Proxy Materials, and may omit any proposal made by the Proponent from the proxy materials for all stockholder meetings held in calendar years 2002 and 2003, under Rule 14a-8(h)(3). *See* CCBT Financial Companies, Inc. (December 12, 2000) (Division stated that its "no-action" response regarding Rule 14a-8(h)(3) would apply to any future submissions to the company by the same proponent with respect to any shareholder meetings held by the company in the two calendar years following the proponent's failure to appear and present his initial proposal.)

The Proponent, in his letter dated April 17, 2001, provides information suggesting that he attended a funeral on the day of the Annual Meeting. However, the Proponent gives no indication that failure to attend the 2001 Annual Meeting was due to his attending that funeral. The Proponent also provides no information to indicate that he took steps to have a representative present the Proposal at the meeting on his behalf. Since the Proponent choose not to personally attend the meeting, it was his responsibility to ensure that a representative appeared on his behalf and that the representative was adequately prepared to attend the meeting and to participate in the meeting. *See* Transamerica Inc. (December 27, 1989) ("While the proponent provides information to suggest that he had 'good cause' for such failure, there is no information to indicate that the proponent took steps to avoid such cause."). *See also* Sonat Inc. (January 6, 1994)). Previous no-action positions of the Division indicate that schedule conflicts and personal inconvenience are not "good cause" for purposes of Rule 14a-8(h)(3). *See, e.g.,* the 1997 Eastman Chemical Letter and Tn-Continental Corporation (available March 4, 1996); Harnischfeger Industries, Inc. (December 15, 1992); and United States Steel Corporation (January 23, 1984).

Because the Proponent submitted the 2001 Proposal, which was included in the 2001 Proxy Materials, and neither the Proponent nor his representative (i) appeared to present the 2001 Proposal at the 2001 Annual Meeting, or (ii) demonstrated "good cause" for the failure to attend the 2001 Annual Meeting, the Corporation is entitled to exclude the 2002 Proposal from its 2002 Proxy Materials. Moreover, for the same reasons stated above, the Corporation is entitled to exclude any proposal made by the Proponent from the proxy materials for any meetings of stockholders held in calendar years 2002 and 2003.

On the basis of the Proponent's failure, without good cause, to present the 2001 Proposal at the 2001 Annual Meeting, the Corporation respectfully requests your advice that the Division will not recommend any enforcement action if the 2002 Proposal is omitted from the 2002 Proxy Materials and further requests your advice that the Division will not recommend any enforcement action if any proposal submitted by the Proponent is omitted from the proxy materials for any meetings of stockholders held in calendar years 2002 and 2003.

II. Other Grounds for Omission

Although the Corporation believes that it is entitled to omit the Proposal from the 2002 Proxy Materials under Rule 14a-8(h), the Corporation also believes that it may omit the Proposal from the 2002 Proxy Materials under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Corporation's ordinary business operations.

Under Rule 14a-8(i)(7), a proposal is excludable from a company's proxy materials if it deals with a matter relating to the conduct of the ordinary business operations of the company. The Proposal relates to the determination of the date of the annual meeting of stockholders and, as such, it is a matter within the scope of the Corporation's ordinary business operations. The fixing of this date is a matter clearly within the purview of a company's board of directors and management.

In Verizon Communications, Inc. (January 30, 2001), the Division took the position that a proposal to change the date of a company's annual meeting was a matter within the scope of a company's ordinary business and was, therefore, excludable under Rule 14a-8(i)(7). Moreover, the Division has taken the position in several "no-action" letters that the determination of the location of a company's stockholder meetings is a matter relating to the conduct of the company's ordinary business operations and, thus, may be excluded from the company's proxy materials. (*See, e.g.*, The Walt Disney Company (October 18, 1999); Lucent Technologies, Inc. (October 18, 1998); Apple Computer, Inc. (December 27, 1999) (October 29, 1993); and Northeast Utilities Service Company (December 18, 1995)).

The determination of the appropriate date for a company's annual meeting involves an assessment of, among other issues, the availability of the directors, appropriate management and staff resources to support the meeting on such date, the availability of adequate facilities on such date at the desired location and the costs associated with holding the meeting on that date at such facilities. The Corporation's Board of Directors and its management have an intimate knowledge of the Corporation's business, and, thus, can make an informed decision as to the appropriate date for the Corporation's annual meeting of stockholders. It is impractical for the Corporation's stockholders to make this

decision as they do not, as a group, have the same knowledge of the Corporation and its stockholders and the availability of the directors, management and staff, and cannot as readily access and assess information regarding the feasibility of and costs associated with holding the meeting on a given date.

Moreover, to fix a specific date for all future annual meetings of the Corporation's stockholders would limit the discretion of the Board of Directors and management. Such an advance determination would eliminate the flexibility needed to fix the date of an annual meeting based upon the particular circumstances in a given year.

For these reasons, the Proposal may be omitted from the 2002 Proxy Materials under Rule 14a-8(i)(7).

III. Conclusion

For the foregoing reasons, the Corporation believes it is appropriate for the Division to take a no-action position if the Corporation (i) excludes the Proposal from the 2002 Proxy Materials and (ii) excludes any proposal made by the Proponent from the proxy materials for all stockholder meetings held in calendar years 2002 and 2003.

Thank you for your prompt attention to this matter. In the event that the Division has any questions or comments concerning the subject matter of this letter, please call the undersigned at 617-434-8630 or Anne Turley, Counsel, at 617-434-0922. If the Division disagrees with the Corporation's conclusion that the Proposal may be omitted from the 2002 Proxy Materials, I request the opportunity to confer with the Division prior to the issuance of your position.

Sincerely,

Janice B. Liva

Janice B. Liva
Deputy General Counsel

cc: Anne E. Turley
Counsel

Enclosure

EXHIBIT A

JOHN CRAPO, AA, ABE, Non LLB
PO Box 400151
CAMBRIDGE MA 02140-0002

VIA CERTIFIED MAIL ARTICLE # 7000 1670 0011 3067 7963 RETURN RECEIPT REQUESTED

APRIL Seventeenth (17) year 2001 page one (1) (13) thirteen pp. plus two Exhibits (17) Eighteen -18- pages)

FLEETBOSTON FINANCIAL CORPORATION OFC OF THE SECY ATTN. PLEASE: MISTER WILLIAM C. MUTTERPERL, ESQUIRE
100 FEDERAL STREET
BOSTON MA 02110-2010

SHAREHOLDER PROPOSAL SUBMISSION FOR THE NEXT ANNUAL MEETING OF SHAREHOLDERS OR SPECIAL MEETING WHICH EVER IS FIRST COMMING IMMEDIATELY NEXT AFTER APRIL 17th Year 2001

please to P. TWO (02)

Shareowner CRAPO
APRIL 17th 2001
FleetBoston Fin. Corp.
P. TWO(02) OF thirteen (13) PP

Dear MR MUTTERPERL
YOU ARE FLEET FINANCIAL CORPORATION'S EXECUTIVE VICE PRESIDENT AND Said CORPORATION'S GENERAL COUNSEL. this Shareholder PROPOSAL SUBMISSION AND ACCOMPANY SUPPORTING STATEMENT AND other SUPPORTING DOCUMENTS ARE TO YOU AS SECRETARY IN ACCORDANCE WITH The INSTRUCTIONS IN the Proxy STATEMENT OF the Year 2001 ANNUAL MEETING OF Shareholders OF FLEET Boston FINANCIAL ~~GROUP~~ CORPORATION. When I MADE that MISTAKE "~~GROUP~~" Some-ONE IN-

more please to P. three (03)

Shareholder Crapo
17 april 2001
Fleet Boston Fin Corp
P. Four (04) of thirteen (13) pp
Proposal

My connections with the corporations are for a long time. In highschool one of your Vice President's was my classmate and we were suite mate's at the university one of your trustees was a member of my family and it wouldn't surprise if his estate owns the land underneath your Bank location(s). the corporation secretary of that former distinct entity gave me a ride in the board chairperson's "car" following a meeting I attended of that publicly traded Bank, and the name "Fleet" keeps current the heritage and contribution's

→ page Five (05) more please

OF members OF my FAMILY IN the history and solvency OF OUR CORPORATION IN-SPITE the MANY "TROUBLED WATERS" we Continue "Sail ON" INSPITE the MANY STORMS AND CONDITIONS WE HAVE met over many SCORES OF Years. the Great STONE FLEET WHICH IS Creditted with ENDING the INSTITUTION OF People BY SKIN COLOR AND WAS SUNK IN the ATLANTIC OCEAN AND NOT IN LAKE CHAD WHICH IS IN the CON-TINENT Where MOST OF the AFRICAN SLAVES ORIGINATED. OUR PRESIDENT like to be call-ed "Chad" when his Name is

→ please to page Six (06) →

Shareholder CRAPO
APR 17 2001
Fleet Boston FIN CORP
P. ~~Six~~ Six OF thirteen (13) PP

"Charles" AFTER whom the River Charles IS NAMED AS IS Charlestown. IT was KING CHARLES who was executed by ~~subjects~~ his Subjects

I ASK my Shareholder Proposal AND ACCOMPANY SUPPORTING STATEMENT be INTRODUCED to Shareholders IN the Proxy Statement OF the Meeting OF Shareholders.

IF You have QUESTIONS OF me please WRITE A Letter to me ~~to~~ ask them - via US Postal Service - to me at my Post OFFICE Box.

→ more to pge Seven (07) →

shareholder CRAPO
17 APR 2001
Fleet Boston FIN CORP
P. Seven (07) of thirteen (13) pp.

shareholder Proposal

COMMENCING the Calendar Year 2003 Shareholder Meetings of Assembled share-holder and proxies meeting in Annual Meeting of Shareholders of FLEET Boston FINANCIAL CORPORATION ("Corporation") shall be held MARCH Fifteenth except when said Fifteenth is a legal holiday or Saturday or SUNDAY when it shall be according to the choice of OUR BOARD OF DIRECTORS on APRIL 08th or February 08th or in event those days, too are legal holidays or Saturdays or SUNDAY the meeting shall be

→ more please to P. Eight (08)

stockholder Crako
17 APR 2001
Fleet Boston FIN Corp
Page Eight (08) of thirteen (13) pp

ANother DATE OKAY to Said BOARD.

Supporting Statement

MARCH 15th is the anniversary of the death of the author of the JULIAN CALENDAR who WAS a Victim of by Various SENATORS OF ROME who were envious CAESAR'S ability As chief Executive OFFicer. The story is DRAMATIZED by the Novelist MR WILLIAM SHAKSPERE who was PATRONIZED by the RIGHT HONOURABLE EARL OF SOUTHAMPTON. AN ENGLIST MP.

APRIL 08th is the ANNIVersary when the Seventeenth Ammendment USA CONStitution (IN 1913) WAS RATIFIED AND February 08th

→ more please to P. NINE (09)

Stockholder CRAPO
17 April 2001
Fleet Boston FIN Corp
P. NINE (09) OF thirteen (13) PP

IS ANNIVersary when the STAT OF MASSACHUSETTS ratified Said CONSTITUTION

MARCH 15TH was called to my attention by a WATERTOWN (MA) letter OF March 15 2001 which extolls the virtues of the JEHOVAH WITNESSES Sect, Founded IN USA by Mr Charles TAZE RUSSELL OF FAMILY Values and Abstinence FROM TOBACCO AND ALCOHOL.

MARCH Sixth 2001 I withdrew money From a Fleet National BANK Terminal AND the MARGINE OF the $ Ten above signatures OF HON (Mr) LLOYD BENTSEN AND HON (Ms) MARY ELLEN WITHROW Bill #

more please to page Ten (10)

MR CRAPO
17 Apr 2001
Fleet Boston Fin Corp
P. Ten (10) of thirteen (13) pp
A 94376555A (I) Said
" IF they Rewrite this Message
TO other Time . ST LAZURE
IF ANYONE RECEIVES THIS
BILL Will BE BLESSED
With A LOT OF MONEY.
THIS BILL I Received by
withdrawal As I Said. I
Used IT As payment AT
Post OFFICE AND US Postal
Svce CLRK # EIGHTEEN 02205
-9762 I Gave a Written re-
port But has Failed to pro-
VIDE me with a Written
REPLY

The 2001 ANNUAL MEETING
OF Stockholder Proxy Ballot
OF OUR CORPORATION WAS MIS
-leading. the Ballot statement

→ please to Page Eleven (11)

Mr CRAPO
17 APRIL 2001
Fleet Boston FIN Corp.
P. Eleven (11) OF thirteen pp.

Said my Proposal concerned The ANNUAL Meeting OF OUR BOARD OF DIRECTORS.

My Further Duty is to Emphasize I attended The Funeral held in a church IN The Neighborhood Near my ABODE OF the Bank of Boston's Board CHAIRPERSON. IN AN article IN Print which has long crossed over my BED It Said Members of the Tabernacle Who were Singing were singing so LOUDLY they COULDN'T hear Some ONE who apparently was the VICTIM OF SUICIDE OUTSIDE who had changed her mind.

please → to page twelve (12)

MR CRAPO
17 APR 2001
Fleet Boston FIN Corp.
Page Twelve (12) OF thirteen (13)

ABOUT DYING. The victim was apparently a prominent Law Professor New England University School OF Law at PARK SQUARE

Yesterday I met my uniformed Honorable Police Commissioner who said he was glad to have FM at the site where Mr Dawe's successor re-enacted the Ride WARNING colonials Their majesty's Soldiers were coming to enforce the law. FINIS!

× × × × × × × × × × × × × ×

Enclosed for your attention is copy of the letter of the Kingdom Hall of Jehovah's Witnesses - Sixteen (16) Pages

Please to P. thirteen (13)

MR Crapo
17 APR 2001
Fleet BostonFIN Corp.
Page thirteen (13) of thirteen

A COPY this letter and my letter via certified mail to the USA Securities AND Exchange Commission DIVISION OF Corporation FINANCE OFC OF Chief COUNSEL Article # 7000 1670 0011 3067 7864 I enclose here-in which I call to your attention, the Information From said Kingdom Hall - a copy of which I send to said COMMISSION

SINCERELY.

John Jennings Crapo

John Jennings CRAPO

ENCL :-16-02= -18 (Eighteen)

JJC/jjc 5PM- 11:20 PM (more time + prices before I post this)

JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-0002

VIA Certified MAIL # 7000 1670 0011 3067 7864 RETURN Receipt Requested

APRIL Seventeenth Year 2001

PAGE ONE (01) OF TWO (02) pages AND C.C. + exhibits

DIVISION OF Corporation FINANCE DIVISION Chief Counsel
The US Securities AND Exchange Commission
450 5TH STREET NW
WASHINGTON DC 20549-0213

MY Shareholder Proposal to FLEET BOSTON FINANCIAL CORPORATION

Dear Gentlemen And Ladies:

ENClosed IS a COPY MY Submission letter and ACCOMPANYING STATEMENT AND EXHIBITS OF dated APRIl 17th Year 2001

please to page TWO (02) →

J.J. CRAPO april 17 2001
Page TWO (02) OF TWO (02) Pages
USA SEC DIV OF Corp FIN

which I send by Certified Mail Return receipt Service requested to FLEETBoston FINANCIAL CORPORATION Attention Corporate Secretary, EXECUTIVE Vice President and Corporation General Counsel mr William C MUTTERPERL ESQUIRE which I call to YOUR ATTENTION

A COPY this letter IS send to MR MUTTERPERL.

Sincerely
John Jennings Crapo

Enclosures: TWO EXHIBITS totallying Twenty-Nine pages

JJC/jjC 5PM → 11:21PM
more time and price before this I POST

J.J. CRAPO

KNOW YOUR BIBLE

It can be an

OPEN BOOK TO YOU

Free Bible courses each week

SUNDAY 1:30 PM

PUBLIC MEETING ~~10:00 a.m.~~

Please note the time for our meeting. And be assured you are welcome to come.

Kingdom Hall of Jehovah's Witnesses
9 Beech Street, Near Porter Square
Cambridge, Mass.

p. ONE OF Sixteen(16)

J. J. CRAPO

heavens and new earth'? (2 Peter 3:13; Revelation 21:3, 4) Well, what has been the Bible's record of reliability in the past? Time and time again prophecies given even hundreds of years in advance have been fulfilled in exact detail!

For example, the Bible foretold the overthrow of mighty Babylon nearly 200 years before it happened. In fact, the Medes, who became aligned with the Persians, were named as the conquerors. And although Cyrus, the Persian king, had not even been born as yet, the Bible foretold that he would be prominent in the conquest. It said that Babylon's protecting waters, the river Euphrates, "must be dried up," and that "the gates [of Babylon] will not be shut."—Jeremiah 50:38; Isaiah 13:17-19; 44:27–45:1.

These specific details were fulfilled, as the historian Herodotus reported. Further, the Bible foretold that Babylon would eventually become uninhabited ruins. And that is just what happened. Today Babylon is a desolate heap of mounds. (Isaiah 13:20-22; Jeremiah 51:37, 41-43) And the Bible is full of other prophecies that have had dramatic fulfillment.

What then does the Bible foretell concerning the present world's system of things? It says: "The final age of this world is to be a time of troubles. Men will love nothing but money and self; they will be arrogant, boastful, and abusive; with no respect for parents, no gratitude, no piety, no natural affection . . . They will be men who put pleasure in the place of God, men who preserve the outward form of religion, but are a standing denial of its reality."—2 Timothy 3:1-5, *The New English Bible.*

Surely, we are seeing the fulfillment of this now!

But the Bible also foretells for "the final age of this world" these things: "Nation will rise against nation and kingdom against kingdom, and there will be food shortages." In addition, "there will be great earthquakes, and in one place after another pestilences."—Matthew 24:7; Luke 21:11.

Indeed, Bible prophecies are undergoing fulfillment today! Well, then, what about yet-to-be-fulfilled promises, such as: "The righteous themselves will possess the earth, and they will reside forever upon it," and, "They will have to beat their swords into plowshares . . . , neither will they learn war anymore"?—Psalm 37:29; Isaiah 2:4.

'That's just too good to be true,' some may say. But really, there is no reason for us to doubt anything that our Creator promises. His Word can be trusted! (Titus 1:2) By examining the evidence further, you will become ever more convinced of this.

Unless otherwise indicated, all Bible quotations are from the *New World Translation of the Holy Scriptures.*

[illegible] BRITAIN: The Ridgeway, London NW7 [illegible] CANADA [illegible] GHANA [illegible] HAWAII [illegible] INDIA [illegible] IRELAND [illegible] JAMAICA [illegible] KENYA [illegible] MALAYSIA [illegible] NIGERIA [illegible] PHILIPPINES, REPUBLIC OF [illegible] SOUTH AFRICA: Private Bag [illegible] TRINIDAD AND TOBAGO, REP. OF [illegible] UNITED STATES OF AMERICA: 25 Columbia Heights, Brooklyn, N.Y. 11201 [illegible]

T-13-E Printed in U.S.A.

Why You Can Trust the Bible



P. TWO OF Sixteen (16)

J.J. CRAPO

heavens and new earth? (2 Peter 3:13; Revelation 21:3, 4) Well, what has been the Bible's record of reliability in the past? Time and time again prophecies given even hundreds of years in advance have been fulfilled in exact detail.

For example, the Bible foretold the overthrow of mighty Babylon nearly 200 years before it happened. In fact, the Medes, who became aligned with the Persians, were named as the conquerors. And although Cyrus the Persian king had not even been born as yet, the Bible foretold that he would be prominent in the conquest. It said that Babylon's protecting waters, the river Euphrates, "must be dried up," and that "the gates [of Babylon] will not be shut."—Jeremiah 50:38; Isaiah 13:17-19; 44:27–45:1.

These specific details were fulfilled, as the historian Herodotus reported. Further, the Bible foretold that Babylon would eventually become uninhabited ruins. And that is just what happened. Today Babylon is a desolate heap of mounds. (Isaiah 13:20-22; Jeremiah 51:37, 41-43) And the Bible is full of other prophecies that have had dramatic fulfillment.

What, then, does the Bible foretell concerning the present world's system of things? It says: "The final age of this world is to be a time of troubles. Men will love nothing but money and self; they will be arrogant, boastful, and abusive; with no respect for parents, no gratitude, no piety, no natural affection . . . They will be men who put pleasure in the place of God, men who preserve the outward form of religion, but are a standing denial of its reality."—2 Timothy 3:1-5, *The New English Bible*.

Surely, we are seeing the fulfillment of this now!

But the Bible also foretells for the final age of this world: "Nation will rise against nation and kingdom against kingdom, and there will be food shortages." In addition, "there will be great earthquakes, and in one place after another pestilences."—Matthew 24:7; Luke 21:11.

Indeed, Bible prophecies are undergoing fulfillment today! Well, then, what about yet-to-be-fulfilled promises, such as: "The righteous themselves will possess the earth, and they will reside forever upon it," and, "They will have to beat their swords into plowshares . . . neither will they learn war any more"?—Psalm 37:29; Isaiah 2:4.

That's just too good to be true, some may say. But really, there is no reason for us to doubt anything that our Creator promises. His Word can be trusted! (Titus 1:2) By examining the evidence further, you will become ever more convinced of this.

T-13-E · Printed in U.S.A.

Why You Can Trust the Bible



P. three (03) of Sixteen (16)

P. Four(04) of Sixteen(16) pp

JJ Crapo

velation 21:
record of
ain prophe-
yance have
erthrow of
happened.
d with the
s. And al-
even been
would be
Babylon's
ust be dried
will not be
4:27–45:1.
he historian
retold that
bited ruins,
Babylon is a
2; Jeremiah
prophecies
cerning the
"The final
s. Men will
ill be arro-
ect for par-
ffection,
he place of
rm of reli-
y."—2 Tim-

But the Bible also foretells for "the final age of this world" these things: "Nation will rise against nation and kingdom against kingdom, and there will be food shortages." In addition, "there will be great earthquakes, and in one place after another pestilences." —Matthew 24:7; Luke 21:11.

Indeed, Bible prophecies are undergoing fulfillment today! Well, then, what about yet-to-be-fulfilled promises, such as: "The righteous themselves will possess the earth, and they will reside forever upon it," and, "They will have to beat their swords into plowshares . . . , neither will they learn war any more"?—Psalm 37:29; Isaiah 2:4.

"That's just too good to be true," some may say. But really, there is no reason for us to doubt anything that our Creator promises. His Word can be trusted! (Titus 1:2) By examining the evidence further, you will become ever more convinced of this.

Unless otherwise indicated, all Bible quotations are from the *New World Translation of the Holy Scriptures.*

Why You Can Trust the Bible—



J.J. CRAPO

KNOW YOUR BIBLE

It can be an
OPEN BOOK TO YOU

Free Bible courses each week

SUNDAY

PUBLIC MEETING ~~10:00 a.m.~~ 1:30 PM

Please note the time for the meeting. And rest assured you are welcome to come.

Kingdom Hall of Jehovah's Witnesses
9 Beech Street, Near Porter Square
Cambridge, Mass.

P. Five (05) of Sixteen (16) pp.

KNOW YOUR BIBLE

It can be an

OPEN BOOK TO YOU

Free Bible courses each week

SUNDAY

PUBLIC MEETING ~~10:00 a.m.~~ 1:30 PM

Please note the time for our meeting. And be assured you are welcome to come.

Kingdom Hall of Jehovah's Witnesses
9 Beech Street, Near Porter Square
Cambridge, Mass.

P. SIX(6) OF SIXTEEN(16) PAGES.

J.J. CRAPO

How It Is Possible for You

Surely your heart must be moved by the promises of God regarding life in his new world of righteousness. And while some may consider the realizing of such blessings too good to be true, they are not too good to come from the hand of our loving Creator.—Psalm 145:16; Micah 4:4.

Of course, there are requirements to be met if we are to live forever in the coming Paradise on earth. Jesus showed a principal one, saying in prayer to God: "This means everlasting life, their taking in knowledge of you, the only true God, and of the one whom you sent forth, Jesus Christ."—John 17:3.

So if we truly want to live in God's new world, we must first learn God's will and then do it. For it is a fact: This "world is passing away and so is its desire, but he that does the will of God remains forever," to enjoy eternally the blessings to be showered down by our loving Creator.—1 John 2:17.

Unless otherwise indicated, all Bible quotations are from the *New World Translation of the Holy Scriptures*.

For further information, please write Watch Tower, using the appropriate address below. AUSTRALIA: Box 280, Ingleburn, NSW 1890. BARBADOS: Fontabelle Rd., Bridgetown. BRITAIN: The Ridgeway, London NW7 1RN. CANADA: Box 4100, Halton Hills (Georgetown), Ontario L7G 4Y4. GHANA: P. O. Box GP 760, Accra. HAWAII 96819: 2055 Kam IV Rd., Honolulu. INDIA: Post Bag 10, Lonavla, Pune Dis., Mah. 410 401. IRELAND: Newcastle, Greystones, Co. Wicklow. JAMAICA: P. O. Box 103, Old Harbour, St. Catherine. KENYA: Box 47788, Nairobi. MALAYSIA: Peti Surat No. 580, 75760 Melaka. NIGERIA: P.M.B. 1090, Benin City, Edo State. PHILIPPINES, REPUBLIC OF: P. O. Box 2044, 1060 Manila. SOUTH AFRICA: Private Bag X2067, Krugersdorp, 1740. TRINIDAD AND TOBAGO, REP. OF: Lower Rapsey Street & Laxmi Lane, Curepe. UNITED STATES OF AMERICA: 25 Columbia Heights, Brooklyn, NY 11201-2483.



New World

P. Seven (07) of Sixteen Pages

J. J. CRAPO

Life in a Peaceful New World

When you look at the scene on this tract, what feelings do you have? Does not your heart yearn for the peace, happiness, and prosperity seen there? Surely it does. But is it just a dream, or fantasy, to believe these conditions will ever exist on earth?

Most people probably think so. Today's realities are war, crime, hunger, sickness, aging—to mention just a few. Yet there is reason for hope. Looking to the future, the Bible tells of a "new heavens and a new earth that we are awaiting according to [God's] promise, and in these righteousness is to dwell."—2 Peter 3:13; Isaiah 65:17.

These "new heavens" and "new earth," according to the Bible, are not a new material heavens or new literal earth. The physical earth and heavens were made perfect, and the Bible shows they will remain forever. (Psalm 89:36, 37; 104:5) The "new earth" will be a righteous society of people living on earth, and the "new heavens" will be a perfect heavenly kingdom, or government, that will rule over this earthly society of people. But is it realistic to believe that "a new earth," or glorious new world, is possible?

Well, consider the fact that such ideal conditions were part of God's original purpose for this earth. He placed the first human couple in the earthly Paradise of Eden and gave them a marvelous assignment: "Be fruitful and become many and fill the earth and subdue it." (Genesis 1:28) Yes, God's purpose was for them to have children and eventually to spread their Paradise over all the earth. Although they later chose to disobey

God, thus proving to be unfit to live forever, God's original purpose did not change. And it must be fulfilled in a new world!—Isaiah 55:11.

In fact, when you pray the Lord's Prayer, or the Our Father, asking for God's Kingdom to come, you are praying for his heavenly government to rid the earth of wickedness and to rule over this new world. (Matthew 6:9, 10) And we can be confident that God will answer that prayer, since his Word promises: "The righteous themselves will possess the earth, and they will reside forever upon it."—Psalm 37:29.

Life in God's New World

God's Kingdom will bring earthly benefits beyond compare, accomplishing everything good that God originally purposed for his people to enjoy on earth. Hatreds and prejudices will cease to exist, and eventually everyone on earth will be a true friend of everyone else. In the Bible, God promises that he will 'make wars to cease to the extremity of the earth.' "Nation will not lift up sword against nation, neither will they learn war anymore."—Psalm 46:9; Isaiah 2:4.

The whole earth will eventually be brought to a gardenlike paradise state. The Bible says: "The wilderness and the waterless region will exult, and the desert plain will be joyful and blossom as the saffron. . . . For in the wilderness waters will have burst out, and torrents in the desert plain. And the heat-parched ground will have become as a reedy pool, and the thirsty ground as springs of water."—Isaiah 35:1, 6, 7.

There will be every reason to be happy in the Paradise earth. Never again will people hunger for lack of food. "The earth itself will certainly give its produce," the Bible says. (Psalm 67:6; 72:16) All will enjoy the

fruits of their own labor, as our Creator promises: "They will certainly plant vineyards and eat their fruitage. . . . they will not plant and someone else do the eating."—Isaiah 65:21, 22.

In God's new world, no longer will people be crammed into huge apartment buildings or run-down slums, for God has purposed: "They will certainly build houses and have occupancy . . . They will not build and someone else have occupancy." The Bible also promises: "They will not toil for nothing." (Isaiah 65:21-23) Thus people will have productive, satisfying work. Life will not be boring.

In time, God's Kingdom will even restore the peaceful relations that existed in the garden of Eden between animals, and between animals and humans. The Bible says: "The wolf will actually reside for a while with the male lamb, and with the kid the leopard itself will lie down, and the calf and the maned young lion and the well-fed animal all together; and a mere little boy will be leader over them."—Isaiah 11:6-9; Hosea 2:18.



Just imagine, in the Paradise earth all sicknesses and physical infirmities will also be healed! God's Word assures us: "No resident will say: 'I am sick.'" (Isaiah 33:24) "[God] will wipe out every tear from their eyes, and death will be no more, neither will mourning nor outcry nor pain be anymore. The former things have passed away."—Revelation 21:4.

P. Eight(08) of Sixteen(16) Poles
J. J. CRAPO

Life in a Peaceful New World

[illegible]

Life in God's New World

[illegible]

fruits of the... promises:

[illegible]



[illegible]

Printed in U.S.A.

P. NINE (09) OF SIX TEEN (16) PAGE.
J. J. Crapo, Pro Se

WATERTOWN MASS.
MAR 13 '01

.34
U.S. POSTAGE

March 13
2001

John J Crapo
10 Agassiz Street Apt. #38
Cambridge, Ma 02140

02140+2825

P. Ten (10) OF Sixteen (16) Pages
J. J. CRAPO. Pro Se

WATERTOWN MASS. MAR 13 '01

.34

U.S. POSTAGE

March 13 2001

John J Crapo
10 Agassiz Street Apt. #30
Cambridge, Ma 02140

02140+2825

P. Eleven (11) OF Sixteen Page
J.J. Crapo, Pro Se

Page twelve of sixteen
Doles
J.J. Crapo, Pro Se

3.

at the start of this letter is a promise from our Grand Creator.

Imagine having the prospect of living in a world free of the circumstances we have to endure today. Surely our joy will be overwhelming at being favored with endless life in a new order where causes of present sorrows are to be no more.

There is made available a wonderful tract, which I feel you will appreciate reading, therefore will enclose it in this letter along with a Bible tract stating why we can trust the Bible. There are scriptures that will help

2.

being one of Jehovah's Witnesses our major concern in people, and getting Bible truths to them is of great importance to us. There is a great deal of deception regarding God's word.

Showing our concern for people is really part of our ministry by endevering to convey the precious messages of Bible truths to the minds of others.

Please note what John 17:3 states, as you can see it is important to read our Bible.

What we also must be aware of is the blessings God means to give us in the future. This paradise I mentioned

Dear Mr Crapo,

Writing to you this way truly gives me the opportunity to disclose some wonderful news about the Kingdom of God, and how it will bring about a marvelous paradise.

Due to the conditions we must contend with in this present world this is certainly good news. I'm sure you will agree!

And all this information pertaining to these wonderful blessings of God can be found in your Bible. Please read Daniel 2:44 and Revelation 21:3,4

I try to reach as many people as I can, because

you with[4] the verification of how based on the Bible these tracts really are, please try to read them, and may you be blessed for doing so.

Also enclosed is an invitation to our Kingdom Hall of Jehovah's Witnesses, if you care to make a visit.

We welcome all visitors to enjoy our meetings with us.

Sincerely,
Eleanor

Dear Mr Crapo,

Writing to you this way truly gives me the opportunity to disclose some wonderful news about the Kingdom of God, and how it will bring about a marvelous paradise.

Due to the conditions we must contend with in this present world, this is certainly good news. I'm sure you will agree!

And all this information pertaining to these wonderful blessings of God can be found in your Bible. Please read Daniel 2:44 and Revelation 21:3,4

I try to reach as many people as I can, because you with the verification of how based on the Bible these tracts really are, please try to read them, and may you be blessed for doing so.

Also enclosed is an invitation to our Kingdom Hall of Jehovah's Witnesses, if you care to make a visit.

We welcome all visitors to enjoy our meetings with us.

Sincerely,

Eleanor

P. ~~14 OF~~ Fourteen of Sixteen (16) pages

[illegible]

Dear Mr Crapo,

Writing to you this way truly gives me the opportunity to disclose some wonderful news about the Kingdom of God, and how it will bring about a marvelous paradise.

Due to the conditions we must contend with in this present world this is certainly good news. I'm sure you will agree!

And all this information pertaining to these wonderful blessings of God can be found in your Bible. Please read Daniel 2:44 and Revelation 21:3,4

I try to reach as many people as I can, because you with the verification of how based on the Bible these tracts really are, please try to read them, and may you be blessed for doing so.

Also enclosed is an invitation to our Kingdom Hall of Jehovah's Witnesses, if you care to make a visit.

We welcome all visitors to enjoy our meetings with us.

Sincerely,
Eleanor

J.J. CRAPO.
PRO SE

P FIFTEEN(15) OR SIXTEEN(16) POLES.

John J. Crapo
Pro Se

Dear Mr Crapo,

Writing to you this way truly gives me the opportunity to disclose some wonderful news about the Kingdom of God, and how it will bring about a marvelous paradise.

Due to the conditions we must contend with in this present world this is certainly good news. I'm sure you will agree!

And all this information pertaining to these wonderful blessings of God can be found in your Bible. Please read Daniel 2:44 and Revelation 21:3,4

I try to reach as many people as I can, because you with the verification of how based on the Bible these tracts really are, please try to read them, and may you be blessed for doing so.

Also enclosed is an invitation to our Kingdom Hall of Jehovah's Witnesses, if you can to make a visit.

We welcome all visitors to enjoy our meetings with us!

Sincerely,
Eleanor

John Jennings Crapo, Pro Se
PO Box 400151
CAMBRIDGE MA 02140-0002

Via Certified Mail Article #7000 1670 0010 8588 1439
Return Rcpt Requested Please

August Seventh (07th) Year 2001
Page one (01) of Six (06) Pages
Plus enclosures Thirty-Six (36) Some duplicates

FLEETBOSTON FINANCIAL
CORPORATION SECRETARY'S
OFFICE: ATTN PLEASE, SECY MR
WILLIAM C. MUTTERPERL, ESQUIRE
100 FEDERAL STREET
BOSTON MA 02110

ADDITIONAL DOCUMENTATION TO ADD TO DOCUMENTS SENT FLEET WITH MY Shareholder PROPOSAL ALREADY WHICH I SEND YOU HEREIN

Please to Page Two (02)

CRAPO FBF STCKHLDR
to FLEET SECRETARY
PAge two(02) OF Six(06)PP
AUG 07 2001

Dear MR/MS SECRETARY

EXHIBIT MEMO

"Paper, Watch battery---"

FOUND BY ME 2:59 Am
OUTSIDE FLEET LOCATION
1663 MASSACHUSetts AVE
CAMBRIDGE MA JUN 29
2001-Between IT AND CURB
OF SIDEWALK with Four
$ ONE BILLS #

B62411693 H (2)
~~D053274556~~
D05327455 L (4)
F33834431 M (6)
B04150238 ✯ (2)

TWO(02) HAVE ON IT The NAME OF the President ELECT OF HARVARD UNIVERSity

→ P. three(03) → Please

CRAPO FBF STCKHLDR
TO FLEET SECRETARY
PAGE THREE (03) OF SIX (06) PP
AUG 07 2001

RECEIPTS
I DUPLICATED other things
~~AS~~ Jul 29 2001 BUT NOT
MEMORANDUM
Letter PP 4,5,6,7 +
ENVELOPE FROM HARVARD
UNIVERSITY MEDICAL
SCHOOL (July 17 2001)
WHICH EMPHASIZES OF FAIL-
ING TO DRINK ETHANOL

NEWLETTER SCIENCE
AND THE SPIRITUAL OF
THE EPISCOPAL DIOCESE
OF CALIFORNIA, the EPISCOPAL

→ to Page FOUR (04)

CRAPO FBF StckHLDR
to Fleet SECRETARY
PAGE FOUR (04) OF Sit (06) PP
AUG Seventh 2001
~~CHURCH~~ CATHEDRAL TELE~~VISION~~ CASHING NETWORK,
TRINITY CHURCH (EPISCOPAL)
WALL STREET NEW York City
AND the Harvard UNIVERSity
Conference ON Science AND
THE Spiritual QUOST
October 21-23 2001
RELEVANCE Oct21-23
IS NOT ANNIVERSARY OF the
ASSASSINATION OF GENERAL,
CONSUL AND DICTATOR, General
Julius CAESAR AND FLEET
IS NOT SUBSIDIZING the
CONFERENCE
I NEED to Know What
to DO with $ FOUR (04)
→ Page Five (05)

CRAPO FBF STCKHLDR TO
FLEET SECY MR MUTTERPERL
ESQUIRE PAGE FIVE(05) OF SIX(06)

AN APRARENTLY UNRELATED DEVELOPMENT WAS A CITY OF CAMBRIDGE POLICE CAR MA MV PLATE POLICE 43C OUTSIDE 1414 MASSACHUSETTS AVE CAMBRIDGE MA JULY 29, 2001 SHORTLY AFTER 2:30 AM. SOMEONE WAS ESCORTED TO A GILTED GOLD CIRCULAR DOOR ON FRONT OF FLEET NATIONAL BANK. DOOR WAS OPENED AND SOMETHING PUT-INSIDE. DOOR WAS SHUT AND PERSON ESCORTED BY PLC OFFICER TO CAR AND DRIVEN AWAY AT NEARLY 2:37 AM. I CANNOT FIND MY BOOK TO CHECK ACCURACY OF INFORMATION PRINTED ON DOOR. ABOVE IT ON CASING "MOSLER" IS PRINTED

ONE IMPORTANT SPEAKER AT THE MORMON CHURCH BRATTLE STRET COMPLAINED TO PARISHIONERS ABOUT OVERPARKING TO FRONT, SIDE AND REAR OF THE EDIFICE.

→PAGE SIX(06) PLEASE

CRAPO FBF STCKHLDR TO
FLEET SECY MR MUTTERPERL, ESQ
PAGE SIX(06) OF SIX(06) PAGES

THERE WERE TWO(02) MEMBERS WHO CO-HABITATED (IS that RIGHT WORD FOR LIVING TOGETHER) NEAR THE JUNCTION OF SPARKS, CRAIGIE AND LOWELL STREETS, BRATTLE STREET WHERE ANOTHER CHURCH IS. THEY HAD A LONG KNIFE LIKE WHAT FISH CUTTERS MIGHT HAVE FASTENED IN A SHIEF TO ANKLE UNDERNEATH TROUSERS. AND A SWORD. I'D ONCE HEARD A COLLEAGUE SAY MEN WEAR SHORT PANTS TO BE SEXUALLY APPEALING

COPY THIS Letter AND ENCLOSURES I SEND VIA CERTIFIED MAIL #7000 1670 0011 7519 7839 TO THE HON DISTRICT COURT DEPARTMENT, CAMBRIDGE DIVISION CLRK-MAGISTRATE HON MR ROBERT L. MOSCOW (MA) TRIAL COURT PO BOX 0338 CAMBRIDGE MA 02141-0338. SINCERELY,

John Jennings Crapo FBF STCKHLDR

C.C. WITH ENCLOSURES TO HON CLRK-MAGISTRATE MR ROBERT L. MOSCOW ADDRESS ABOVE. JJC/jjC

AUG 07 2001 11:11 PM

paper (4)
watch battery (1)
jack splitter/[illegible]
phone wire (6-4-3) } (3)
circuit pots
$
tapes (mostly) [illegible]

- paper (4)
- watch battery (1)
- jack splitter/[illegible]
- phone wire (short, 3)
- circuit protector

(3) [bracketing jack splitter, phone wire, circuit protector]

- $ (2)
- tape (masking)

11 x 10 = 1.10

~~7 x 10¢ =~~ ~~8 x 10¢~~
~~70¢~~ = 80¢

Kinko's (617) 973-9000
2 Center Plaza
Boston, MA 02108
John J. Crapo, V

QTY/LIST	DISC	PRICE	AMOUNT
1 Supplies/ Stat MISC			
12.95	0.00	12.95	12.95
78 ES B&W S/S WHITE STD			
0.08	0.00	0.08	6.24

PRO SE

SUB 17.19 TX 0.96 TOT 20.15
CASH 21.00
CHG 0.85

CW 133 TR 328454 RG 2 07/28/01 23:39
Visit us @ http://www.kinkos.com

Kinko's (617) 973-9000
2 Center Plaza
Boston, MA 02108
John J. Crapo, Pro Se

QTY/LIST	DISC	PRICE	AMOUNT
1 Office SUPPLIES			
12.95	0.00	12.95	12.95

SUB 12.95 TX 0.65 TOT 13.60
CASH 20.00
CHG 6.40

CW 89 TR 328448 RG 3 07/28/01 21:58
Visit us @ http://www.kirkos.com

Kinko's (617) 497-0125
ONE MIFFLIN PLACE
CAMBRIDGE, MA 02138
John J. Crapo, Pro Se

QTY/LIST	DISC	PRICE	AMOUNT
16 ES B&W S/S WHITE STD			
0.08	0.00	0.08	1.28

SUB 1.28 TX 0.06 TOT 1.34
CASH 2.00
CHG 0.66

CW 303 TR 1110808 RG 5 07/29/01 02:29
Visit us @ http://www.kinkos.com

sharp
SF-7320
No. Business
Machines
24 Terry Ave
Burlington
MA 01803
EQUIPMENT
ID# 16299
4:55 AM
July 29 Year
2001

ASTONISHING NEWS ABOUT ULCERS — They're NOT caused by worry or pepperoni pizza. After decades of prescribing bland diets, relaxation, and antacids for peptic ulcers, doctors now recognize the cause as a bacterium called Helicobacter pylori. And it can be cured, not just treated, with antibiotics.

You're handed conflicting advice on TV, in the headlines, and from well-meaning but misinformed friends and relatives. Butter or margarine? Regular coffee or decaf? Walking or jogging? Do cell phones cause brain tumors? What's a safe, realistic way to lose weight?

Fortunately, now there's an easier way to get to the heart of the issue. In lively features designed to increase your comfort level with your own body, HARVARD MEN'S HEALTH WATCH tackles subjects as varied as the new targets for cholesterol. (What's "normal" and why has it changed?) Why men urinate at night. What you can do to prevent cancer. How to recognize and respond to depression. When doctors make mistakes. New thinking about the "anxiety gene." How marital status may affect your prostate cancer survival odds.

When you understand the issues and what's at stake, you have the power to make informed decisions. HARVARD MEN'S HEALTH WATCH sheds light on the health factors that affect how long, and how well, you live...

ARE CIGARS OKAY, SINCE YOU DON'T INHALE? — Sigmund Freud, who died of cigar-related jaw cancer, once noted that "sometimes a cigar is just a cigar." All too often, it's also a killer. Although you don't inhale, cigars are as potent as cigarettes in causing cancers of the mouth, throat and esophagus, as well as lung cancer, emphysema and heart disease. The only safe cigar is the one that's not smoked.

IS THERE "SAFE SEX" AFTER A HEART ATTACK? — Absolutely. In terms of physical exertion, sex ranks about the same as playing Ping-Pong or doing the foxtrot. The odds of having a heart attack during sex are just 20 in a million. And if low-dose aspirin protects men against anger-induced heart attacks, might aspirin make sex safer, too? We answer the questions on men's minds that are rarely discussed in the doctor's office.

SHOULD YOU SHOVEL SNOW? — It's the one form of exercise that can be hazardous to any man over 50. It's much riskier than other physical exercise because of the cold weather (an added stress on your heart), the isometric exertion (blood pressure soars), the episodic nature of the movement (seasonal, and occasional) and machismo (we don't always know when to stop). Get a plow or hire a teenager.

IS RED WINE THE HEALTHIEST CHOICE? — Red wine has gotten the good press because it contains phenols and flavonoids, which can function as antioxidants. But a recent study compared the effects of wine (red and white), beer and spirits and found that the heart-protective ingredient is the alcohol itself. Drink what you like, in moderation of course.

Under the skilled editorship of Harvey B. Simon, M.D., HARVARD MEN'S HEALTH WATCH is fast becoming one of the most fascinating ways to stay on top of your health. Dr. Simon, a founding member of the Harvard Cardiovascular Health Center and specialist in internal medicine and preventive cardiology, has that rare ability to translate the latest medical breakthroughs into practical advice.

HARVARD MEN'S HEALTH WATCH keeps you posted on everything from the best way to get rid of ugly nail fungus to the discovery that New York men, on average, have a sperm count that's twice that of their Los Angeles counterparts. Do you know, for instance...

CAN YOU TELL AT A GLANCE IF A MAN IS AT RISK FOR HEART DISEASE? From that beer belly to a crease in the ear lobe to the pattern of baldness, scientists are pinpointing physical factors that may raise a man's risk of heart disease. While some are beyond our control, recognizing them may provide the motivation we need to minimize controllable risk factors like smoking, cholesterol, hypertension, stress and obesity.

Men who subscribe to HARVARD MEN'S HEALTH WATCH already know about homocysteine, and why it's being called the "new cholesterol."

Although few people have heard of it, elevated levels of this amino acid appear to triple the risk of heart attack. The good news is that diet and the right vitamin supplements can dramatically reduce homocysteine levels — although scientists still don't know if this will reduce the risk. But getting enough folic acid, B6 and B12 every day makes good sense while research continues.

As men our age too often learn the hard way, ignorance can be hazardous to our health. Yet guys who are used to making important decisions every day in business too often bury their heads in the sand when it comes to their own bodies.

DETACH HERE AND MAIL IN POSTAGE-PAID ENVELOPE PROVIDED ▼

Affix FREE sticker from page one of this letter and mail today for your 3 FREE GIFTS!

HARVARD MEN'S HEALTH WATCH

Affix FREE sticker here

3 FREE GIFTS Gift Certificate

Reserved exclusively for:

John Jennings Crapo
PO Box 400151
Cambridge, MA 02140-0002

This certificate entitles John Jennings Crapo to receive all 3 gifts named on the other side of this form.

Pre-approved by:

E. Coburn, Publishing Director

01639135601890 21GHGH8

I'll make it easy. Tear off this handy little reply form at the bottom of this page and dash it back to me in the enclosed envelope. You don't need a stamp. You don't pay a penny. And you get three great gifts, with no strings attached:

GIFT #1: FREE ISSUE. The new issue of HARVARD MEN'S HEALTH WATCH is about to go to press, and it's yours free.

GIFT #2: Protect Your Prostate. This special report contains vital information for all men over 40.

GIFT #3: Back in Action. Illustrated back exercises and back-saving tips are included in this important report.

If you choose to subscribe once you've read your free issue, you're eligible for the *preferred low rate of only $20 for a whole year (12 more issues)* of the HARVARD MEN'S HEALTH WATCH. I guarantee you will find it reassuring to have a team of Harvard doctors making "house calls" at the Crapo residence each month, through the pages of the HARVARD MEN'S HEALTH WATCH.

Simply return the gift certificate below in the postage-paid envelope.

Sincerely,

Anthony L. Komaroff, M.D.
Editor-in-Chief
Harvard Health Publications

DETACH HERE AND MAIL IN POSTAGE-PAID ENVELOPE PROVIDED ▼

3 FREE GIFTS

Simply by returning this Gift Certificate in the enclosed postage-paid envelope, the person named on the front will receive the following three gifts, absolutely free:

1 The current issue of HARVARD MEN'S HEALTH WATCH, the most trustworthy and reliable advisory for men who like to stay on top of the issues.

2 FREE REPORT: Protect Your Prostate. Must-reading for every man past the age of 40.

3 FREE REPORT: Back in Action. The active man's guide to banishing low back pain.

If you are inspired and motivated by what you read, you may subscribe to HARVARD MEN'S HEALTH WATCH at the lowest rate offered anywhere: 12 monthly issues for only $20. Otherwise, write "cancel" on the invoice and return it. The free issue and both free reports are yours to keep no matter what you decide.

Your complete satisfaction is fully guaranteed.

I'll make it easy. Tear off this handy little reply form at the bottom of this page and dash it back to me in the enclosed envelope. You don't need a stamp. You don't pay a penny. And you get three great gifts, with no strings attached:

GIFT #1: FREE ISSUE. The new issue of HARVARD MEN'S HEALTH WATCH is about to go to press, and it's yours free.

GIFT #2: Protect Your Prostate. This special report contains vital information for all men over 40.

GIFT #3: Back in Action. Illustrated back exercises and back-saving tips are included in this important report.

If you choose to subscribe once you've read your free issue, you're eligible for the preferred low rate of only $20 for a whole year (12 more issues) of the HARVARD MEN'S HEALTH WATCH. I guarantee you will find it reassuring to have a team of Harvard doctors making "house calls" at the Crapo residence each month, through the pages of the HARVARD MEN'S HEALTH WATCH.

Simply return the gift certificate below in the postage-paid envelope.

Sincerely,

Anthony L. Komaroff

Anthony L. Komaroff, M.D.
Editor-in-Chief
Harvard Health Publications

DETACH HERE AND MAIL IN POSTAGE-PAID ENVELOPE PROVIDED ▼

3 FREE GIFTS

Simply by returning this Gift Certificate in the enclosed postage-paid envelope, the person named on the front will receive the following three gifts, absolutely free:

1 **The current issue of HARVARD MEN'S HEALTH WATCH**, the most trustworthy and reliable advisory for men who like to stay on top of the issues.

2 **FREE REPORT: Protect Your Prostate.** Must-reading for every man past the age of 40.

3 **FREE REPORT: Back in Action.** The active man's guide to banishing low back pain.

If you are inspired and motivated by what you read, you may subscribe to HARVARD MEN'S HEALTH WATCH at the lowest rate offered anywhere: 12 monthly issues for only $20. Otherwise, write "cancel" on the invoice and return it. The free issue and both free reports are yours to keep no matter what you decide.

Your complete satisfaction is fully guaranteed.

Science and the Spiritual Quest

Science and the Spiritual Quest
A Program of
The Center for Theology and the Natural Sciences
2400 Ridge Road, Berkeley, CA 94709-1212 USA

Non-Profit Organization
U.S. Postage **PAID**
Permit No. 958
Berkeley, CA

The Harvard Conference on Science and the Spiritual Quest
The Quest for Knowledge, Truth, and Values in Science and Religion

October 21-23, 2001
Harvard University, Harvard Memorial Church, Cambridge, Massachusetts

July 07 2001

John Jennings Crapo
PO Box 400151
Cambridge MA 02140-0002

Conference October 21-23, 2001
Live National Telecast Monday, October 22, 2001 3:00 pm-9:00 pm EDT

The Harvard Conference on Science and the Spiritual Quest
Harvard University, Harvard Memorial Church, Cambridge, Massachusetts

The Quest for Knowledge, Truth, and Values in
Science&Religion

Conference Presented By
Science and the Spiritual Quest
A Program of the Center for Theology and the Natural Sciences

In Partnership With
Dialogue on Science, Ethics, and Religion
A Program of the American Association for the Advancement of Science

Co-Presented By
Episcopal Cathedral Telecasting Network

Center for the Study of World Religions
Harvard University Divinity School

Science and the Spiritual Quest
A Program of
The Center for Theology and the Natural Sciences
2400 Ridge Road, Berkeley, CA 94709-1212 USA

Non-Profit Organization
U.S. Postage **PAID**
Permit No. 958
Berkeley, CA

The Harvard Conference on Science and the Spiritual Quest
The Quest for Knowledge, Truth, and Values in Science and Religion

October 21-23, 2001
Harvard University, Harvard Memorial Church, Cambridge, Massachusetts

July 07 2001

John Jennings Crapo
PO Box 400151
Cambridge MA 02140-0002

Conference October 21–23, 2001
Live National Telecast Monday, October 22, 2001 3:00 pm–9:00 pm EDT

The Harvard Conference on Science and the Spiritual Quest
Harvard University, Harvard Memorial Church, Cambridge, Massachusetts

The Quest for Knowledge, Truth, and Values in
Science&Religion

Conference Presented By
Science and the Spiritual Quest
A Program of the Center for Theology and the Natural Sciences

In Partnership With
Dialogue on Science, Ethics, and Religion
A Program of the American Association for the Advancement of Science

Co-Presented By
Episcopal Cathedral Telecasting Network

Center for the Study of World Religions
Harvard University Divinity School

WHO ARE WE?

WHAT IS CONSCIOUSNESS?

HOW CAN SPIRITUAL PERSPECTIVES ENHANCE THE SCIENTIFIC QUEST?

What challenges and opportunities do the revolutions
in information technology, nanotechnology, neuroscience
and genomics offer to humanity?

The SSQ Harvard Conference will feature fifteen scientists discussing their views on a variety of critical questions including:

Are there connections between the theories and disciplines of modern science and the teachings and practices of the world's religions?

Can science inform the human spiritual quest and can the religious traditions inform scientific questions?

As we look to science and technology for solutions to pressing problems, can we expect any guidance or resources from the world's spiritual traditions?

WHO WILL BE ATTENDING

- Scientists
- Technologists
- Theologians
- Philosophers
- Religious Scholars
- Clergy and Lay Leaders
- Health Care Professionals
- Educators in the Sciences and the Humanities
- Anyone with an interest in contemporary science and religion dialogue

WHO ARE WE?

WHAT IS CONSCIOUSNESS?

HOW CAN SPIRITUAL PERSPECTIVES ENHANCE THE SCIENTIFIC QUEST?

[illegible]

The SSQ Harvard Conference will feature fifteen scientists discussing their views on a variety of critical questions including:

Are there connections between the theories and disciplines of modern science and the teachings and practices of the world's religions?

Can science inform the human spiritual quest and can the religious traditions inform scientific questions?

As we look to science and technology for solutions to pressing problems, can we expect any guidance or resources from the world's spiritual traditions?

WHO WILL BE ATTENDING

- Scientists
- Technologists
- Theologians
- Philosophers
- Religious Scholars
- Clergy and Lay Leaders
- Health Care Professionals
- Educators in the Sciences and the Humanities
- Anyone with an interest in contemporary science and religion dialogue

WHO ARE WE?

WHAT IS

HOW CAN SPIRITUAL PERSPECTIVES ENHANCE THE

The SSQ Harvard Conference will feature fifteen scientists discussing their views on a variety of critical questions including:

Are there connections between the theories and disciplines of modern science and the teachings and practices of the world's religions?

Can science inform the human spiritual quest and can the religious traditions inform scientific questions?

As we look to science and technology for solutions to pressing problems, can we expect any guidance or resources from the world's spiritual traditions?



WHO WILL BE ATTENDING

- Scientists
- Technologists
- Theologians
- Philosophers
- Religious Scholars
- Clergy and Lay Leaders
- Health Care Professionals
- Educators in the Sciences and the Humanities
- Anyone with an interest in contemporary science and religion dialogue

WHO ARE WE?

WHAT IS

HOW CAN SPIRITUAL PERSPECTIVES ENHANCE THE

The SSQ Harvard Conference will feature fifteen scientists discussing their views on a variety of critical questions including:

Are there connections between the theories and disciplines of modern science and the teachings and practices of the world's religions?

Can science inform the human spiritual quest and can the religious traditions inform scientific questions?

As we look to science and technology for solutions to pressing problems, can we expect any guidance or resources from the world's spiritual traditions?



WHO WILL BE ATTENDING

Scientists

Technologists

Theologians

Philosophers

Religious Scholars

Clergy and Lay Leaders

Health Care Professionals

Educators in the Sciences and the Humanities

Anyone with an interest in contemporary science and religion dialogue

CONFIRMED SPEAKERS

Dr. Praveen Chaudhari
IBM

Dr. Ramanath Cowsik
Indian Institute of Astrophysics

Dr. Paul Davies
Imperial College London and the University of Queensland
Winner, Templeton Prize for Progress in Religion

Dr. Jane Goodall *(via satellite)*
Jane Goodall Institute

Dr. Ursula Goodenough
Washington University

Dr. Bruno Guiderdoni
Institut d'Astrophysique
University of Paris

Dr. William Newsome
Stanford University

The Reverend Canon Dr. Arthur Peacocke
Oxford University
Winner, Templeton Prize for Progress in Religion

Dr. William D. Phillips
National Institute of Standards & Technology
Nobel Laureate

Dr. Robert Pollack
Columbia University

Dr. Manuela M. Veloso
Carnegie Mellon University

Please check our website, www.ssq.net for latest updates.

Sunday October 21, 2001

Each program section will include presentations by distinguished speakers, panel discussions and opportunities for audience interaction. Anticipated program themes are shown below.

12:30 pm – 2:00 pm	Registration at Memorial Church, Harvard Yard
1:45 pm	Doors Open at Memorial Church
2:00 pm – 2:30 pm	Welcome and Introductions
2:30 pm – 4:00 pm	Program I: Science and the Spiritual Quest: The Intersections Today
4:00 pm – 4:15 pm	Refreshment Break *(Refreshments Provided)*
4:20 pm – 5:45 pm	Program II: Cosmology, Origins, and Creation
5:45 pm – 7:00 pm	Program III: Evolutionary Biology and the Question of Purpose
7:00 pm – 9:00 pm	Wine and Cheese Reception with Scientists *Gutman Conference Center, Harvard School of Education 6 Appian Way, Cambridge, Massachusetts 02138*

Monday October 22, 2001

8:45 am – 9:00 am	Morning Prayer at Harvard Memorial Church *(Optional)*
9:00 am – 9:15 pm	Welcome
9:15 am – 11:15 am	Program IV: Physics, Natural Law, and Divine Action
11:15 am – 11:40 am	Refreshment Break *(Refreshments Provided)*
11:45 am – 1:30 pm	Program V: Neuroscience, Cognition, and Consciousness
1:30 pm – 3:00 pm	Lunch Break
3:00 pm – 9:00 pm	Program VI: What Does it Mean to be Human? Live Satellite Telecast and Webcast from Harvard Memorial Church *See complete telecast schedule below.*

Tuesday October 23, 2001

8:45 am – 9:00 am	Morning Prayer at Harvard Memorial Church *(Optional)*
9:00 am – 9:15 am	Welcome and Announcements
9:15 am – 10:45 am	Program VII: Information Sciences, Intelligence, and Creativity
10:45 am – 10:55 am	Refreshment Break *(Refreshments Provided)*
11:00 am – 12:30 pm	Program VIII: Humans and Animals: Genetics, Behavior, and Ethics
12:30 pm – 1:30 pm	Lunch Break
1:30 pm – 3:00 pm	Program IX: Science and Spirit: Reductionism, Emergence, and Holism
3:00 pm – 3:20 pm	Refreshment Break *(Refreshments Provided)*
3:30 pm – 5:00 pm	Program X: Science, Technology, and the Future of Earth and Humanity
5:00 pm – 5:30 pm	Conference Summation Audience Feedback and Response

Please check the website, www.ectn.org for more information.

Monday October 22, 2001

	Program VI: What Does it Mean to be Human? Live Satellite Telecast and Webcast from Harvard Memorial Church
3:00 pm – 3:15 pm	Welcome and Introduction of Partners
3:15 pm – 4:45 pm	Presentations and Panel Discussion
4:45 pm – 5:15 pm	Break for on-site audience *(Pre-recorded materials and live interviews for telecast audience)*
5:15 pm – 6:45 pm	Presentations and Panel Discussion
6:45 pm – 7:15 pm	Break for on-site audience *(Pre-recorded materials and live interviews for telecast audience)*
7:15 pm – 8:45 pm	Presentations and Panel Discussion
8:45 pm – 9:00 pm	Conclusion of Telecast

CONFIRMED SPEAKERS

Dr. Praveen Chaudhari
IBM

Dr. Ramanath Cowsi[illegible]
Indian Institute of Astrophysics

Dr. Paul Davies
Imperial College London and the University of Queensland
Winner, Templeton Prize for Progress in Religion

Dr. Jane Goodall *(via satellite)*
Jane Goodall Institute

Dr. Ursula Goodenough
Washington University

Dr. Bruno Guiderdoni
Institut d'Astrophysique
University of Paris

Dr. William Newsome
Stanford University

The Reverend Canon Dr. Arthur Peacocke
Oxford University
Winner, Templeton Prize for Progress in Religion

Dr. William D. Phillips
National Institute of Standards & Technology
Nobel Laureate

Dr. Robert Pollack
Columbia University

Dr. Manuela M. Veloso
Carnegie Mellon University

Please check our website, www.ssq.net for latest updates.

Sunday October 21, 2001

Each program section will include presentations by distinguished speakers, panel discussions and opportunities for audience interaction. Anticipated program themes are shown below.

12:30 pm – 2:00 pm	Registration at Memorial Church, Harvard Yard
1:45 pm	Doors Open at Memorial Church
2:00 pm – 2:30 pm	Welcome and Introductions
2:30 pm – 4:00 pm	Program I: Science and the Spiritual Quest: The Intersections Today
4:00 pm – 4:15 pm	Refreshment Break *(Refreshments Provided)*
4:20 pm – 5:45 pm	Program II: Cosmology, Origins, and Creation
5:45 pm – 7:00 pm	Program III: Evolutionary Biology and the Question of Purpose
7:00 pm – 9:00 pm	Wine and Cheese Reception with Scientists *Gutman Conference Center, Harvard School of Education, 6 Appian Way, Cambridge, Massachusetts 02138*

Monday October 22, 2001

8:45 am – 9:00 am	Morning Prayer at Harvard Memorial Church *(Optional)*
9:00 am – 9:15 pm	Welcome
9:15 am – 11:15 am	Program IV: Physics, Natural Law, and Divine Action
11:15 am – 11:40 am	Refreshment Break *(Refreshments Provided)*
11:45 am – 1:30 pm	Program V: Neuroscience, Cognition, and Consciousness
1:30 pm – 3:00 pm	Lunch Break
3:00 pm – 9:00 pm	Program VI: What Does it Mean to be Human? Live Satellite Telecast and Webcast from Harvard Memorial Church *See complete telecast schedule below.*

Tuesday October 23, 2001

8:45 am – 9:00 am	Morning Prayer at Harvard Memorial Church *(Optional)*
9:00 am – 9:15 am	Welcome and Announcements
9:15 am – 10:45 am	Program VII: Information Sciences, Intelligence, and Creativity
10:45 am – 10:55 am	Refreshment Break *(Refreshments Provided)*
11:00 am – 12:30 pm	Program VIII: Humans and Animals: Genetics, Behavior, and Ethics
12:30 pm – 1:30 pm	Lunch Break
1:30 pm – 3:00 pm	Program IX: Science and Spirit: Reductionism, Emergence, and Holism
3:00 pm – 3:20 pm	Refreshment Break *(Refreshments Provided)*
3:30 pm – 5:00 pm	Program X: Science, Technology, and the Future of Earth and Humanity
5:00 pm – 5:30 pm	Conference Summation Audience Feedback and Response

Please check the website, www.ectn.org for more information.

Monday October 22, 2001

	Program VI: What Does it Mean to be Human? Live Satellite Telecast and Webcast from Harvard Memorial Church
3:00 pm – 3:15 pm	Welcome and Introduction of Partners
3:15 pm – 4:45 pm	Presentations and Panel Discussion
4:45 pm – 5:15 pm	Break for on-site audience *(Pre-recorded materials and live interviews for telecast audience)*
5:15 pm – 6:45 pm	Presentations and Panel Discussion
6:45 pm – 7:15 pm	Break for on-site audience *(Pre-recorded materials and live interviews for telecast audience)*
7:15 pm – 8:45 pm	Presentations and Panel Discussion
8:45 pm – 9:00 pm	Conclusion of Telecast

CONFIRMED SPEAKERS

Dr. Praveen Chaudhari
IBM

Dr. Ramanath Cowsik
Indian Institute of Astrophysics

Dr. Paul Davies
Imperial College London and the University of Queensland
Winner, Templeton Prize for Progress in Religion

Dr. Jane Goodall *(via satellite)*
Jane Goodall Institute

Dr. Ursula Goodenough
Washington University

Dr. Bruno Guiderdoni
Institut d'Astrophysique
University of Paris

Dr. William Newsome
Stanford University

The Reverend Canon Dr. Arthur Peacocke
Oxford University
Winner, Templeton Prize for Progress in Religion

Dr. William D. Phillips
National Institute of Standards & Technology
Nobel Laureate

Dr. Robert Pollack
Columbia University

Dr. Manuela M. Veloso
Carnegie Mellon University

Please check our website, www.ssq.net for latest updates.

Sunday October 21, 2001

Each program section will include presentations by distinguished speakers, panel discussions and opportunities for audience interaction. Anticipated program themes are shown below.

12:30 pm – 2:00 pm	Registration at Memorial Church, Harvard Yard
1:45 pm	Doors Open at Memorial Church
2:00 pm – 2:30 pm	Welcome and Introductions
2:30 pm – 4:00 pm	Program I: Science and the Spiritual Quest: The Intersections Today
4:00 pm – 4:15 pm	Refreshment Break *(Refreshments Provided)*
4:20 pm – 5:45 pm	Program II: Cosmology, Origins, and Creation
5:45 pm – 7:00 pm	Program III: Evolutionary Biology and the Question of Purpose
7:00 pm – 9:00 pm	Wine and Cheese Reception with Scientists *Gutman Conference Center, Harvard School of Education* *6 Appian Way, Cambridge, Massachusetts 02138*

Monday October 22, 2001

8:45 am – 9:00 am	Morning Prayer at Harvard Memorial Church *(Optional)*
9:00 am – 9:15 pm	Welcome
9:15 am – 11:15 am	Program IV: Physics, Natural Law, and Divine Action
11:15 am – 11:40 am	Refreshment Break *(Refreshments Provided)*
11:45 am – 1:30 pm	Program V: Neuroscience, Cognition, and Consciousness
1:30 pm – 3:00 pm	Lunch Break
3:00 pm – 9:00 pm	*Program VI: What Does it Mean to be Human?* Live Satellite Telecast and Webcast from Harvard Memorial Church *See complete telecast schedule below.*

Tuesday October 23, 2001

8:45 am – 9:00 am	Morning Prayer at Harvard Memorial Church *(Optional)*
9:00 am – 9:15 am	Welcome and Announcements
9:15 am – 10:45 am	Program VII: Information Sciences, Intelligence, and Creativity
10:45 am – 10:55 am	Refreshment Break *(Refreshments Provided)*
11:00 am – 12:30 pm	Program VIII: Humans and Animals: Genetics, Behavior, and Ethics
12:30 pm – 1:30 pm	Lunch Break
1:30 pm – 3:00 pm	Program IX: Science and Spirit: Reductionism, Emergence, and Holism
3:00 pm – 3:20 pm	Refreshment Break *(Refreshments Provided)*
3:30 pm – 5:00 pm	Program X: Science, Technology, and the Future of Earth and Humanity
5:00 pm – 5:30 pm	Conference Summation Audience Feedback and Response

Please check the website, www.ectn.org for more information.

Monday October 22, 2001

	Program VI: What Does it Mean to be Human? Live Satellite Telecast and Webcast from Harvard Memorial Church
3:00 pm – 3:15 pm	Welcome and Introduction of Partners
3:15 pm – 4:45 pm	Presentations and Panel Discussion
4:45 pm – 5:15 pm	Break for on-site audience *(Pre-recorded materials and live interviews for telecast audience)*
5:15 pm – 6:45 pm	Presentations and Panel Discussion
6:45 pm – 7:15 pm	Break for on-site audience *(Pre-recorded materials and live interviews for telecast audience)*
7:15 pm – 8:45 pm	Presentations and Panel Discussion
8:45 pm – 9:00 pm	Conclusion of Telecast

CONFIRMED SPEAKERS

Dr. Praveen Chaudhari
IBM

Dr. Ramanath Cowsik
Indian Institute of Astrophysics

Dr. Paul Davies
Imperial College London and the University of Queensland
Winner, Templeton Prize for Progress in Religion

Dr. Jane Goodall *(via satellite)*
Jane Goodall Institute

Dr. Ursula Goodenough
Washington University

Dr. Bruno Guiderdoni
Institut d'Astrophysique
University of Paris

Dr. William Newsome
Stanford University

The Reverend Canon Dr. Arthur Peacocke
Oxford University
Winner, Templeton Prize for Progress in Religion

Dr. William D. Phillips
National Institute of Standards & Technology
Nobel Laureate

Dr. Robert Pollack
Columbia University

Dr. Manuela M. Veloso
Carnegie Mellon University

Please check our website, www.ssq.net for latest updates.

Sunday October 21, 2001

Each program section will include presentations by distinguished speakers, panel discussions and opportunities for audience interaction. Anticipated program themes are shown below.

12:30 pm – 2:00 pm	Registration at Memorial Church, Harvard Yard
1:45 pm	Doors Open at Memorial Church
2:00 pm – 2:30 pm	Welcome and Introductions
2:30 pm – 4:00 pm	Program I: Science and the Spiritual Quest: The Intersections Today
4:00 pm – 4:15 pm	Refreshment Break *(Refreshments Provided)*
4:20 pm – 5:45 pm	Program II: Cosmology, Origins, and Creation
5:45 pm – 7:00 pm	Program III: Evolutionary Biology and the Question of Purpose
7:00 pm – 9:00 pm	Wine and Cheese Reception with Scientists *Gutman Conference Center, Harvard School of Education* *6 Appian Way, Cambridge, Massachusetts 02138*

Monday October 22, 2001

8:45 am – 9:00 am	Morning Prayer at Harvard Memorial Church *(Optional)*
9:00 am – 9:15 pm	Welcome
9:15 am – 11:15 am	Program IV: Physics, Natural Law, and Divine Action
11:15 am – 11:40 am	Refreshment Break *(Refreshments Provided)*
11:45 am – 1:30 pm	Program V: Neuroscience, Cognition, and Consciousness
1:30 pm – 3:00 pm	Lunch Break
3:00 pm – 9:00 pm	Program VI: What Does it Mean to be Human? Live Satellite Telecast and Webcast from Harvard Memorial Church *See complete telecast schedule below.*

Tuesday October 23, 2001

8:45 am – 9:00 am	Morning Prayer at Harvard Memorial Church *(Optional)*
9:00 am – 9:15 am	Welcome and Announcements
9:15 am – 10:45 am	Program VII: Information Sciences, Intelligence, and Creativity
10:45 am – 10:55 am	Refreshment Break *(Refreshments Provided)*
11:00 am – 12:30 pm	Program VIII: Humans and Animals: Genetics, Behavior, and Ethics
12:30 pm – 1:30 pm	Lunch Break
1:30 pm – 3:00 pm	Program IX: Science and Spirit: Reductionism, Emergence, and Holism
3:00 pm – 3:20 pm	Refreshment Break *(Refreshments Provided)*
3:30 pm – 5:00 pm	Program X: Science, Technology, and the Future of Earth and Humanity
5:00 pm – 5:30 pm	Conference Summation Audience Feedback and Response

Please check the website, www.ectn.org for more information.

Monday October 22, 2001

	Program VI: What Does It Mean to be Human? Live Satellite Telecast and Webcast from Harvard Memorial Church
3:00 pm – 3:15 pm	Welcome and Introduction of Partners
3:15 pm – 4:45 pm	Presentations and Panel Discussion
4:45 pm – 5:15 pm	Break for on-site audience *(Pre-recorded materials and live interviews for telecast audience)*
5:15 pm – 6:45 pm	Presentations and Panel Discussion
6:45 pm – 7:15 pm	Break for on-site audience *(Pre-recorded materials and live interviews for telecast audience)*
7:15 pm – 8:45 pm	Presentations and Panel Discussion
8:45 pm – 9:00 pm	Conclusion of Telecast

Science and the Spiritual Quest

Conference Registration Forms

Please print or type *(this form will be used to produce conference badges and materials)*
Photocopied forms are acceptable.

Registrations with payment: Postmarked **on** or **before** September 21, 2001		*Registrations with payment:* Postmarked **after** September 21, 2001 and **before** October 12, 2001	
Regular Fee:	$195	Regular Fee:	$250
*CTNS Member Fee:	$125	*CTNS Member Fee:	$175
**Full-time Student Fee:	$125	**Full-time Student Fee:	$175

*For information on CTNS membership visit www.ctns.org or call 510-848-8152.
**Verification of student status required at door.

Mail or Fax with Payment to:

Science and the Spiritual Quest
Event Registration Office
2037 Irving Street, Suite 204
San Francisco, CA USA 94122
Fax: 415-681-6284

You may register online at
www.ssq.net

Mr./Ms./Dr. | Last Name | First Name | Middle Initial

Professional Title | Organization

Mailing Address

City | State/Province | Zip/Postal Code | Country

E-mail Address

( ) Work Phone | ( ) Home Phone | ( ) Fax

Special Dietary Needs (please describe needs)

Disability Concerns (please describe needs)

Date You Plan to Arrive at Conference Site

Please Charge Total Amount $ __________ to: O VISA O MasterCard

Credit Card Number ________ - ________ - ________ - ________

Expiration Date ______ / ______ Signature on Card ____________

Satellite Downlink Registration Form–For Telecast Only

Please enter the following information to register your organization for the satellite broadcast:

Mail Form to:

ECTN
74 Trinity Place, 4th Floor
New York, NY 10006-2088
1-800-559-3286

You may register online at
www.ectn.org

Contact Person

Organization | Time Zone

Mailing Address

City | State/Province | Zip/Postal Code | Country

( ) Work Phone | ( ) Home Phone | ( ) Fax

Downlink Site Location *(if different from above)* | Episcopal Diocese *(if applicable)*

Science and the Spiritual Quest

Conference Registration Forms
Please print or type *(this form will be used to produce conference badges and materials)*
Photocopied forms are acceptable.

Registrations with payment: Postmarked **on** or **before** September 21, 2001		*Registrations with payment:* Postmarked **after** September 21, 2001 and **before** October 12, 2001	
Regular Fee:	$195	Regular Fee:	$250
*CTNS Member Fee:	$125	*CTNS Member Fee:	$175
**Full-time Student Fee:	$125	**Full-time Student Fee:	$175

*For information on CTNS membership visit www.ctns.org or call 510-848-8152.
**Verification of student status required at door.

Mail or Fax with Payment to:

Science and the Spiritual Quest
Event Registration Office
2037 Irving Street, Suite 204
San Francisco, CA USA 94122
Fax: 415-681-6284

You may register online at
www.ssq.net

Mr./Ms./Dr. ____ Last Name ____ First Name ____ Middle Initial

Professional Title ____ Organization

Mailing Address

City ____ State/Province ____ Zip/Postal Code ____ Country

E-mail Address

( ) Work Phone ____ ( ) Home Phone ____ ( ) Fax

Special Dietary Needs (please describe needs)

Disability Concerns (please describe needs)

Date You Plan to Arrive at Conference Site

Please Charge Total Amount $ ______ to: O VISA O MasterCard

Credit Card Number ______ - ______ - ______ - ______

Expiration Date ______ / ______ Signature on Card ______

Satellite Downlink Registration Form—For Telecast Only
Please enter the following information to register your organization for the satellite broadcast:

Mail Form to:

ECTN
74 Trinity Place, 4th Floor
New York, NY 10006-2088
1-800-559-3286

You may register online at
www.ectn.org

Contact Person

Organization ____ Time Zone

Mailing Address

City ____ State/Province ____ Zip/Postal Code ____ Country

( ) Work Phone ____ ( ) Home Phone ____ ( ) Fax

Downlink Site Location *(if different from above)* ____ Episcopal Diocese *(if applicable)*

Science and the Spiritual Quest

Conference Registration Forms
Please print or type *(this form will be used to produce conference badges and materials)*
Photocopied forms are acceptable.

Registrations with payment: Postmarked **on** or **before** September 21, 2001		Registrations with payment: Postmarked **after** September 21, 2001 and **before** October 12, 2001	
Regular Fee:	$195	Regular Fee:	$250
*CTNS Member Fee:	$125	*CTNS Member Fee:	$175
**Full-time Student Fee:	$125	**Full-time Student Fee:	$175

**For information on CTNS membership visit www.ctns.org or call 510-848-8152.*
***Verification of student status required at door.*

Mail or Fax with Payment to:

Science and the Spiritual Quest
Event Registration Office
2037 Irving Street, Suite 204
San Francisco, CA USA 94122
Fax: 415-681-6284

You may register online at
www.ssq.net

Mr./Ms./Dr. ______ Last Name ______ First Name ______ Middle Initial

Professional Title ______ Organization

Mailing Address

City ______ State/Province ______ Zip/Postal Code ______ Country

E-mail Address

( ) Work Phone ______ ( ) Home Phone ______ ( ) Fax

Special Dietary Needs (please describe needs)

Disability Concerns (please describe needs)

Date You Plan to Arrive at Conference Site

Please Charge Total Amount $ __________ to: ○ VISA ○ MasterCard

Credit Card Number __________ - __________ - __________ - __________

Expiration Date ________ / ________ Signature on Card ______________

Satellite Downlink Registration Form–For Telecast Only
Please enter the following information to register your organization for the satellite broadcast:

Mail Form to:

ECTN
74 Trinity Place, 4th Floor
New York, NY 10006-2088
1-800-559-3286

You may register online at
www.ectn.org

Contact Person

Organization ______ Time Zone

Mailing Address

City ______ State/Province ______ Zip/Postal Code ______ Country

( ) Work Phone ______ ( ) Home Phone ______ ( ) Fax

Downlink Site Location *(if different from above)* ______ Episcopal Diocese *(if applicable)*

Science and the Spiritual Quest

Conference Registration Forms

Please print or type *(this form will be used to produce conference badges and materials)*
Photocopied forms are acceptable.

Registrations with payment: Postmarked **on** or **before** September 21, 2001	*Registrations with payment:* Postmarked **after** September 21, 2001 and **before** October 12, 2001
Regular Fee: $195	Regular Fee: $250
*CTNS Member Fee: $125	*CTNS Member Fee: $175
**Full-time Student Fee: $125	**Full-time Student Fee: $175

**For information on CTNS membership visit www.ctns.org or call 510-848-8152.*
***Verification of student status required at door.*

Mail or Fax with Payment to:

Science and the Spiritual Quest
Event Registration Office
2037 Irving Street, Suite 204
San Francisco, CA USA 94122
Fax: 415-681-6284

You may register online at
www.ssq.net

Mr./Ms./Dr. ____ Last Name ____ First Name ____ Middle Initial ____

Professional Title ____ Organization ____

Mailing Address ____

City ____ State/Province ____ Zip/Postal Code ____ Country ____

E-mail Address ____

( ) Work Phone ____ ( ) Home Phone ____ ( ) Fax ____

Special Dietary Needs (please describe needs) ____

Disability Concerns (please describe needs) ____

Date You Plan to Arrive at Conference Site ____

Please Charge Total Amount $ ____ to: ○ VISA ○ MasterCard

Credit Card Number ____ - ____ - ____ - ____

Expiration Date ____ / ____ Signature on Card ____

Satellite Downlink Registration Form–For Telecast Only

Please enter the following information to register your organization for the satellite broadcast:

Mail Form to:

ECTN
74 Trinity Place, 4th Floor
New York, NY 10006-2088
1-800-559-3286

You may register online at
www.ectn.org

Contact Person ____

Organization ____ Time Zone ____

Mailing Address ____

City ____ State/Province ____ Zip/Postal Code ____ Country ____

( ) Work Phone ____ ( ) Home Phone ____ ( ) Fax ____

Downlink Site Location *(if different from above)* ____ Episcopal Diocese *(if applicable)* ____

Science

Conference Registration Fees and Deadlines

All advance registrants will receive confirmation by mail.

Early Bird Registration:
postmarked on or before September 21

Regular: $195
Student: $125
CTNS Member: $125

Advance Registration:
postmarked after September 21 through October 12

Regular: $250
Student: $175
CTNS Member: $175

Refund/Cancellation Policy:
An administrative fee of $50 will be charged for requested refunds or cancellations after October 5.

Limited on-site registration will be available, as space permits, with an additional $50 late fee.

After October 12th, call the Event Registration Office at 415-682-2455 to ensure space remains available for on-site registration.

Conference Registration Options

Online: We strongly encourage you to register online for the fastest confirmation of your reservation. To register online, visit www.ssq.net and follow the link to Harvard Conference Registration.

By Phone: To register by telephone, please call 415-682-2455.

By Fax: To register by fax, please complete the registration form in this brochure and fax to 415-681-6284.

By Mail: To register by mail, please complete the registration form in this brochure and mail to:

Science and the Spiritual Quest
Event Registration Office
2037 Irving Street, Suite 204
San Francisco, CA 94122 USA

Payment Options

By Credit Card: We strongly encourage you to pay by credit card, through our secure server, for the fastest confirmation of reservation. Payment is accepted on VISA or Mastercard. You may pay by credit card using any of our registration options: online, phone, fax, or mail.

By Check: If registering from the United States, you may pay by personal or institutional check drawn in US dollars. Please make your check payable to "CTNS" and write "SSQ Harvard" on the check memo line. Mail your payment to:

Science and the Spiritual Quest
Event Registration Office
2037 Irving Street, Suite 204
San Francisco, CA 94122 USA

Questions?

If you have any questions regarding registration or payment, please feel free to call the Event Registration Office at 415-682-2455.

Four ways to participate in the telecast portion of the SSQ Harvard Conference:

- View conference telecast at an established satellite downlink. To locate a satellite downlink in your area, e-mail info@ectn.org or call 1-800-559-3286.
- Establish a satellite downlink in your community. Send e-mail to info@ectn.org, call 1-800-559-3286 or complete and mail the Satellite Downlink Registration Form.
- View webcast on the Internet. Audio/video webcast available at www.ectn.org.
- Attend conference at Harvard Memorial Church. Complete and mail the Conference Registration Form.

Science and the Spiritual Quest II

Conference Information

Location

The SSQ Harvard Conference will take place at:
Harvard Memorial Church
Harvard University
Cambridge, Massachusetts 02138

The reception on Sunday evening, October 21 will take place at the *Gutman Conference Center, Harvard School of Education*, a short walk from Harvard Memorial Church.

For directions visit:
www.memorialchurch.harvard.edu/directions.html

Accommodations and Travel

Registrants are invited to arrange their own hotel accommodations and travel arrangements. For further information, visit the following web sites:

www.harvard.edu/about/harvardsquare.html
www.bostonusa.com
www.digitalcity.com/boston

Public Transportation

Parking is extremely limited. We encourage you to take public transportation. The conference site is within easy walking distance of the metropolitan subway system (Harvard Square station). Visit the Massachusetts Bay Transportation Authority website at www.MBTA.com for information on fares and schedules.

SSQ Information

To register for the SSQ Harvard Conference, please visit www.ssq.net, call 415-682-2455, or mail or fax the registration form in this brochure. For more information about the Science and the Spiritual Quest program and other SSQ events, please visit www.ssq.net or call 510-848-2355.

Conference Partners

The Center for Theology and the Natural Sciences

The mission of CTNS is to promote the creative mutual interaction between theology and the natural sciences through research, teaching, and public service. For more information on the Center for Theology and the Natural Sciences (CTNS) and its membership program, visit www.ctns.org, call 510-848-8152, or write CTNS, 2400 Ridge Road, Berkeley, CA 94709-1212 USA.

John Templeton Foundation

The SSQ Harvard Conference is made possible in part thanks to a generous grant from the John Templeton Foundation. For more information, visit www.templeton.org or call 610-687-8942.

Episcopal Church Foundation

The portion of the SSQ Harvard Conference telecast and webcast nationwide by the Episcopal Cathedral Telecasting Network is supported by a generous grant from the Episcopal Church Foundation. For more information, visit: www.episcopalfoundation.org or call 800-697-2858.

Procunier Family Trust

The SSQ Harvard Pre-Conference for SSQ scientists is supported by a generous grant from Richard Procunier.

Science and the Spiritual Quest II

Conference Registration Fees and Deadlines

All advance registrants will receive confirmation by mail.

Early Bird Registration:
postmarked on or before September 21

Regular: $195
Student: $125
CTNS Member: $125

Advance Registration:
postmarked after September 21 through October 12

Regular: $250
Student: $175
CTNS Member: $175

Refund/Cancellation Policy:
An administrative fee of $50 will be charged for requested refunds or cancellations after October 5.

Limited on-site registration will be available, as space permits, with an additional $50 late fee.

After October 12th, call the Event Registration Office at 415-682-2455 to ensure space remains available for on-site registration.

Conference Registration Options

Online: We strongly encourage you to register online for the fastest confirmation of your reservation. To register online, visit www.ssq.net and follow the link to Harvard Conference Registration.

By Phone: To register by telephone, please call 415-682-2455.

By Fax: To register by fax, please complete the registration form in this brochure and fax to 415-681-6284.

By Mail: To register by mail, please complete the registration form in this brochure and mail to:

Science and the Spiritual Quest
Event Registration Office
2037 Irving Street, Suite 204
San Francisco, CA 94122 USA

Payment Options

By Credit Card: We strongly encourage you to pay by credit card, through our secure server, for the fastest confirmation of reservation. Payment is accepted on VISA or Mastercard. You may pay by credit card using any of our registration options: online, phone, fax, or mail.

By Check: If registering from the United States, you may pay by personal or institutional check drawn in US dollars. Please make your check payable to "CTNS" and write "SSQ Harvard" on the check memo line. Mail your payment to:

Science and the Spiritual Quest
Event Registration Office
2037 Irving Street, Suite 204
San Francisco, CA 94122 USA

Questions?

If you have any questions regarding registration or payment, please feel free to call the Event Registration Office at 415-682-2455.

Four ways to participate in the telecast portion of the SSQ Harvard Conference:

- **View conference telecast at an established satellite downlink. To locate a satellite downlink in your area, e-mail info@ectn.org or call 1-800-559-3286.**
- **Establish a satellite downlink in your community. Send e-mail to info@ectn.org, call 1-800-559-3286 or complete and mail the Satellite Downlink Registration Form.**
- **View webcast on the Internet. Audio/video webcast available at www.ectn.org.**
- **Attend conference at Harvard Memorial Church. Complete and mail the Conference Registration Form.**

Science and the Spiritual Quest II

Conference Information

Location

The SSQ Harvard Conference will take place at:

Harvard Memorial Church
Harvard University
Cambridge, Massachusetts 02138

The reception on Sunday evening, October 21, will take place at the *Gutman Conference Center, Harvard School of Education*, a short walk from Harvard Memorial Church.

For directions visit:
www.memorialchurch.harvard.edu/directions.html

Accommodations and Travel

Registrants are invited to arrange their own hotel accommodations and travel arrangements. For further information, visit the following web sites:

www.harvard.edu/about/harvardsquare.html
www.bostonusa.com
www.digitalcity.com/boston

Public Transportation

Parking is extremely limited. We encourage you to take public transportation. The conference site is within easy walking distance of the metropolitan subway system (Harvard Square station). Visit the Massachusetts Bay Transportation Authority website at www.MBTA.com for information on fares and schedules.

SSQ Information

To register for the SSQ Harvard Conference, please visit www.ssq.net, call 415-682-2455, or mail or fax the registration form in this brochure. For more information about the Science and the Spiritual Quest program and other SSQ events, please visit www.ssq.net or call 510-848-2355.

Conference Partners

The Center for Theology and the Natural Sciences

The mission of CTNS is to promote the creative mutual interaction between theology and the natural sciences through research, teaching, and public service. For more information on the Center for Theology and the Natural Sciences (CTNS) and its membership program, visit www.ctns.org, call 510-848-8152, or write CTNS, 2400 Ridge Road, Berkeley, CA 94709-1212 USA.

John Templeton Foundation

The SSQ Harvard Conference is made possible in part thanks to a generous grant from the John Templeton Foundation. For more information, visit www.templeton.org or call 610-687-8942.

Episcopal Church Foundation

The portion of the SSQ Harvard Conference telecast and webcast nationwide by the Episcopal Cathedral Telecasting Network is supported by a generous grant from the Episcopal Church Foundation. For more information, visit: www.episcopalfoundation.org or call 800-697-2858.

Procunier Family Trust

The SSQ Harvard Pre-Conference for SSQ scientists is supported by a generous grant from Richard Procunier.

Science and the Spiritual Quest II

Conference Registration Fees and Deadlines

All advance registrants will receive confirmation by mail.

Early Bird Registration:
postmarked on or before September 21

Regular: $195
Student: $125
CTNS Member: $125

Advance Registration:
postmarked after September 21 through October 12

Regular: $250
Student: $175
CTNS Member: $175

Refund/Cancellation Policy:
An administrative fee of $50 will be charged for requested refunds or cancellations after October 5.

Limited on-site registration will be available, as space permits, with an additional $50 late fee.

After October 12th, call the Event Registration Office at 415-682-2455 to ensure space remains available for on-site registration.

Conference Registration Options

Online: We strongly encourage you to register online for the fastest confirmation of your reservation. To register online, visit www.ssq.net and follow the link to Harvard Conference Registration.

By Phone: To register by telephone, please call 415-682-2455.

By Fax: To register by fax, please complete the registration form in this brochure and fax to 415-681-6284.

By Mail: To register by mail, please complete the registration form in this brochure and mail to:

Science and the Spiritual Quest
Event Registration Office
2037 Irving Street, Suite 204
San Francisco, CA 94122 USA

Payment Options

By Credit Card: We strongly encourage you to pay by credit card, through our secure server, for the fastest confirmation of reservation. Payment is accepted on VISA or Mastercard. You may pay by credit card using any of our registration options: online, phone, fax, or mail.

By Check: *If registering from the United States, you may pay by personal or institutional check drawn in US dollars.* Please make your check payable to "CTNS" and write "SSQ Harvard" on the check memo line. *Mail your payment to:*

Science and the Spiritual Quest
Event Registration Office
2037 Irving Street, Suite 204
San Francisco, CA 94122 USA

Questions?

If you have any questions regarding *registration or payment, please feel* free to call the Event Registration Office at 415-682-2455.

Four ways to participate in the telecast portion of the SSQ Harvard Conference:

- **View conference telecast at an established satellite downlink. To locate a satellite downlink in your area, e-mail info@ectn.org or call 1-800-559-3286.**
- **Establish a satellite downlink in your community. Send e-mail to info@ectn.org, call 1-800-559-3286 or complete and mail the Satellite Downlink Registration Form.**
- **View webcast on the Internet. Audio/video webcast available at www.ectn.org.**
- **Attend conference at Harvard Memorial Church. Complete and mail the Conference Registration Form.**

Science and the Spiritual II

Conference Information

Location

The SSQ Harvard Conference will take place at
Harvard Memorial Church
Harvard University
Cambridge, Massachusetts 02138

The reception on Sunday evening, October 21 will take place at the *Gutman Conference Center, Harvard School of Education,* a short walk from Harvard Memorial Church.

For directions visit:
www.memorialchurch.harvard.edu/directions.html

Accommodations and Travel

Registrants are invited to arrange their own hotel accommodations and travel arrangements. For further information, visit the following web sites:

www.harvard.edu/about/harvardsquare.html

www.bostonusa.com

www.digitalcity.com/boston

Public Transportation

Parking is extremely limited. We encourage you to take public transportation. The conference site is within easy walking distance of the metropolitan subway system (Harvard Square station). Visit the Massachusetts Bay Transportation Authority website at www.MBTA.com for information on fares and schedules.

SSQ Information

To register for the SSQ Harvard Conference, please visit www.ssq.net, call 415-682-2455, or mail or fax the registration form in this brochure. For more information about the Science and the Spiritual Quest program and other SSQ events, please visit www.ssq.net or call 510-848-2355.

Conference Partners

The Center for Theology and the Natural Sciences

The mission of CTNS is to promote the creative mutual interaction between theology and the natural sciences through research, teaching, and public service. For more information on the Center for Theology and the Natural Sciences (CTNS) and its membership program, visit www.ctns.org, call 510-848-8152, or write CTNS, 2400 Ridge Road, Berkeley, CA 94709-1212 USA.

John Templeton Foundation

The SSQ Harvard Conference is made possible in part thanks to a generous grant from the John Templeton Foundation. For more information, visit www.templeton.org or call 610-687-8942.

Episcopal Church Foundation

The portion of the SSQ Harvard Conference telecast and webcast nationwide by the Episcopal Cathedral Telecasting Network is supported by a generous grant from the Episcopal Church Foundation. For more information, visit: www.episcopalfoundation.org or call 800-697-2858.

Procunier Family Trust

The SSQ Harvard Pre-Conference for SSQ scientists is supported by a generous grant from Richard Procunier.

Science and the Spiritual II

Conference Registration Fees and Deadlines

All advance registrants will receive confirmation by mail.

Early Bird Registration:
postmarked on or before September 21

Regular: $195
Student: $125
CTNS Member: $125

Advance Registration:
postmarked after September 21 through October 12

Regular: $250
Student: $175
CTNS Member: $175

Refund/Cancellation Policy:
An administrative fee of $50 will be charged for requested refunds or cancellations after October 5.

Limited on-site registration will be available, as space permits, with an additional $50 late fee.

After October 12th, call the Event Registration Office at 415-682-2455 to ensure space remains available for on-site registration.

Conference Registration Options

Online: We strongly encourage you to register online for the fastest confirmation of your reservation. To register online, visit www.ssq.net and follow the link to Harvard Conference Registration.

By Phone: To register by telephone, please call 415-682-2455.

By Fax: To register by fax, please complete the registration form in this brochure and fax to 415-681-6284.

By Mail: To register by mail, please complete the registration form in this brochure and mail to:

Science and the Spiritual Quest
Event Registration Office
2037 Irving Street, Suite 204
San Francisco, CA 94122 USA

Payment Options

By Credit Card: We strongly encourage you to pay by credit card, through our secure server, for the fastest confirmation of reservation. Payment is accepted on VISA or Mastercard. You may pay by credit card using any of our registration options: online, phone, fax, or mail.

By Check: If registering from the United States, you may pay by personal or institutional check drawn in US dollars. Please make your check payable to "CTNS" and write "SSQ Harvard" on the check memo line. Mail your payment to:

Science and the Spiritual Quest
Event Registration Office
2037 Irving Street, Suite 204
San Francisco, CA 94122 USA

Questions?

If you have any questions regarding registration or payment, please feel free to call the Event Registration Office at 415-682-2455.

Four ways to participate in the telecast portion of the SSQ Harvard Conference:

- **View conference telecast at an established satellite downlink. To locate a satellite downlink in your area, e-mail info@ectn.org or call 1-800-559-3286.**
- **Establish a satellite downlink in your community. Send e-mail to info@ectn.org, call 1-800-559-3286 or complete and mail the Satellite Downlink Registration Form.**
- **View webcast on the Internet. Audio/video webcast available at www.ectn.org.**
- **Attend conference at Harvard Memorial Church. Complete and mail the Conference Registration Form.**

Science and the Spiritual II

Conference Information

Location

The SSQ Harvard Conference will take place at:
Harvard Memorial Church
Harvard University
Cambridge, Massachusetts 02138

The reception on Sunday evening, October 21 will take place at the *Gutman Conference Center, Harvard School of Education*, a short walk from Harvard Memorial Church.

For directions visit:
www.memorialchurch.harvard.edu/directions.html

Accommodations and Travel

Registrants are invited to arrange their own hotel accommodations and travel arrangements. For further information, visit the following web sites:

www.harvard.edu/about/harvardsquare.html

www.bostonusa.com

www.digitalcity.com/boston

Public Transportation

Parking is extremely limited. We encourage you to take public transportation. The conference site is within easy walking distance of the metropolitan subway system (Harvard Square station). Visit the Massachusetts Bay Transportation Authority website at www.MBTA.com for information on fares and schedules.

SSQ Information

To register for the SSQ Harvard Conference, please visit www.ssq.net, call 415-682-2455, or mail or fax the registration form in this brochure. For more information about the Science and the Spiritual Quest program and other SSQ events, please visit www.ssq.net or call 510-848-2355.

Conference Partners

The Center for Theology and the Natural Sciences

The mission of CTNS is to promote the creative mutual interaction between theology and the natural sciences through research, teaching, and public service. For more information on the Center for Theology and the Natural Sciences (CTNS) and its membership program, visit www.ctns.org, call 510-848-8152, or write CTNS, 2400 Ridge Road, Berkeley, CA 94709-1212 USA.

John Templeton Foundation

The SSQ Harvard Conference is made possible in part thanks to a generous grant from the John Templeton Foundation. For more information, visit www.templeton.org or call 610-687-8942.

Episcopal Church Foundation

The portion of the SSQ Harvard Conference telecast and webcast nationwide by the Episcopal Cathedral Telecasting Network is supported by a generous grant from the Episcopal Church Foundation. For more information, visit: www.episcopalfoundation.org or call 800-697-2858.

Procunier Family Trust

The SSQ Harvard Pre-Conference for SSQ scientists is supported by a generous grant from Richard Procunier.

Science and the Spiritual II

Conference Registration Fees and Deadlines

All advance registrants will receive confirmation by mail.

Early Bird Registration:
postmarked on or before September 21

Regular: $195
Student: $125
CTNS Member: $125

Advance Registration:
postmarked after September 21 through October 12

Regular: $250
Student: $175
CTNS Member: $175

Refund/Cancellation Policy:
An administrative fee of $50 will be charged for requested refunds or cancellations after October 5.

Limited on-site registration will be available, as space permits, with an additional $50 late fee.

After October 12th, call the Event Registration Office at 415-682-2455 to ensure space remains available for on-site registration.

Conference Registration Options

Online: We strongly encourage you to register online for the fastest confirmation of your reservation. To register online, visit www.ssq.net and follow the link to Harvard Conference Registration.

By Phone: To register by telephone, please call 415-682-2455.

By Fax: To register by fax, please complete the registration form in this brochure and fax to 415-681-6284.

By Mail: To register by mail, please complete the registration form in this brochure and mail to:

Science and the Spiritual Quest
Event Registration Office
2037 Irving Street, Suite 204
San Francisco, CA 94122 USA

Payment Options

By Credit Card: We strongly encourage you to pay by credit card, through our secure server, for the fastest confirmation of reservation. Payment is accepted on VISA or Mastercard. You may pay by credit card using any of our registration options: online, phone, fax, or mail.

By Check: If registering from the United States, you may pay by personal or institutional check drawn in US dollars. Please make your check payable to "CTNS" and write "SSQ Harvard" on the check memo line. Mail your payment to:

Science and the Spiritual Quest
Event Registration Office
2037 Irving Street, Suite 204
San Francisco, CA 94122 USA

Questions?

If you have any questions regarding registration or payment, please feel free to call the Event Registration Office at 415-682-2455.

Four ways to participate in the telecast portion of the SSQ Harvard Conference:

- **View conference telecast at an established satellite downlink. To locate a satellite downlink in your area, e-mail info@ectn.org or call 1-800-559-3286.**
- **Establish a satellite downlink *in your community*. Send e-mail to info@ectn.org, call 1-800-559-3286 or complete and mail the Satellite Downlink Registration Form.**
- **View webcast on the Internet. Audio/video webcast available at *www.ectn.org*.**
- **Attend conference at Harvard Memorial Church. Complete and mail the Conference Registration Form.**

Science
and the
Spiritual

II

Conference Information

Location

The SSQ Harvard Conference
will take place at
Harvard Memorial Church
Harvard University
Cambridge, Massachusetts 02138

The reception on Sunday evening, October 21, will take place at the *Gutman Conference Center, Harvard School of Education*, a short walk from Harvard Memorial Church.

For directions visit:
www.memorialchurch.harvard.edu/directions.html

Accommodations and Travel

Registrants are invited to arrange their own hotel accommodations and travel arrangements. For further information, visit the following web sites:

www.harvard.edu/about/harvardsquare.html
www.bostonusa.com
www.digitalcity.com/boston

Public Transportation

Parking is extremely limited. We encourage you to take public transportation. The conference site is within easy walking distance of the metropolitan subway system (Harvard Square station). Visit the Massachusetts Bay Transportation Authority website at www.MBTA.com for information on fares and schedules.

SSQ Information

To register for the SSQ Harvard Conference, please visit www.ssq.net, call 415-682-2455, or mail or fax the registration form in this brochure. For more information about the Science and the Spiritual Quest program and other SSQ events, please visit www.ssq.net or call 510-848-2355.

Conference Partners

The Center for Theology and the Natural Sciences

The mission of CTNS is to promote the creative mutual interaction between theology and the natural sciences through research, teaching, and public service. For more information on the Center for Theology and the Natural Sciences (CTNS) and its membership program, visit www.ctns.org, call 510-848-8152, or write CTNS, 2400 Ridge Road, Berkeley, CA 94709-1212 USA.

John Templeton Foundation

The SSQ Harvard Conference is made possible in part thanks to a generous grant from the John Templeton Foundation. For more information, visit www.templeton.org or call 610-687-8942.

Episcopal Church Foundation

The portion of the SSQ Harvard Conference telecast and webcast nationwide by the Episcopal *Cathedral Telecasting Network* is supported by a generous grant from the Episcopal Church Foundation. For more information, visit: www.episcopalfoundation.org or call 800-697-2858.

Procunier Family Trust

The SSQ Harvard Pre-Conference for SSQ scientists is supported by a generous grant from Richard Procunier.

Science
and the
Spiritual

II

Conference Registration Fees and Deadlines

All advance registrants will receive confirmation by mail.

Early Bird Registration:
postmarked on or before September 21

Regular: $195
Student: $125
CTNS Member: $125

Advance Registration:
postmarked after September 21 through October 12

Regular: $250
Student: $175
CTNS Member: $175

Refund/Cancellation Policy:
An administrative fee of $50 will be charged for requested refunds or cancellations after October 5.

Limited on-site registration will be available, as space permits, with an additional $50 late fee.

After October 12th, call the Event Registration Office at 415-682-2455 to ensure space remains available for on-site registration.

Conference Registration Options

Online: We strongly encourage you to register online for the fastest confirmation of your reservation. To register online, visit www.ssq.net and follow the link to Harvard Conference Registration.

By Phone: To register by telephone, please call 415-682-2455.

By Fax: To register by fax, please complete the registration form in this brochure and fax to 415-681-6284.

By Mail: To register by mail, please complete the registration form in this brochure and mail to:

Science and the Spiritual Quest
Event Registration Office
2037 Irving Street, Suite 204
San Francisco, CA 94122 USA

Payment Options

By Credit Card: We strongly encourage you to pay by credit card, through our secure server, for the fastest confirmation of reservation. Payment is accepted on VISA or Mastercard. You may pay by credit card using any of our registration options: online, phone, fax, or mail.

By Check: If registering from the United States, you may pay by personal or institutional check drawn in US dollars. Please make your check payable to "CTNS" and write "SSQ Harvard" on the check memo line. Mail your payment to:

Science and the Spiritual Quest
Event Registration Office
2037 Irving Street, Suite 204
San Francisco, CA 94122 USA

Questions?

If you have any questions regarding registration or payment, please feel free to call the Event Registration Office at 415-682-2455.

Four ways to participate in the telecast portion of the SSQ Harvard Conference:

- **View conference telecast at an established satellite downlink. To locate a satellite downlink in your area, e-mail info@ectn.org or call 1-800-559-3286.**
- **Establish a satellite downlink in your community. Send e-mail to info@ectn.org, call 1-800-559-3286 or complete and mail the Satellite Downlink Registration Form.**
- **View webcast on the Internet. Audio/video webcast available at www.ectn.org.**
- **Attend conference at Harvard Memorial Church. Complete and mail the Conference Registration Form.**

Science and the Spiritual

II

Conference Information

Location

The SSQ Harvard Conference will take place at Harvard Memorial Church, Harvard University, Cambridge, Massachusetts 02138

The reception on Sunday evening, October 21, will take place at the *Gutman Conference Center, Harvard School of Education,* a short walk from Harvard Memorial Church.

For directions visit: www.memorialchurch.harvard.edu/*directions.html*

Accommodations and Travel

Registrants are invited to arrange their own hotel accommodations and travel arrangements. For further information, visit the following web sites:

www.harvard.edu/about/harvard square.html

www.bostonusa.com

www.digitalcity.com/boston

Public Transportation

Parking is extremely limited. We encourage you to take public transportation. The conference site is within easy walking distance of the metropolitan subway system (Harvard Square station). Visit the Massachusetts Bay Transportation Authority website at www.MBTA.com for information on fares and schedules.

SSQ Information

To register for the SSQ Harvard Conference, please visit www.ssq.net, call 415-682-2455, or mail or *fax the registration form in this* brochure. For more information about the Science and the Spiritual Quest program and other SSQ events, please visit www.ssq.net or call 510-848-2355.

Conference Partners

The Center for Theology and the Natural Sciences

The mission of CTNS is to promote the creative mutual interaction between theology and the natural sciences through research, teaching, and public service. For more information on the Center for Theology and the Natural Sciences (CTNS) and its membership program, visit www.ctns.org, call 510-848-8152, or write CTNS, 2400 Ridge Road, Berkeley, CA 94709-1212 USA.

John Templeton Foundation

The SSQ Harvard Conference is made possible in part thanks to a generous grant from the John Templeton Foundation. For more information, visit www.templeton.org or call 610-687-8942.

Episcopal Church Foundation

The portion of the SSQ Harvard Conference telecast and webcast nationwide by the Episcopal Cathedral Telecasting Network is supported by a generous grant from the Episcopal Church Foundation. For more information, visit: www.episcopalfoundation.org or call 800-697-2858.

Procunier Family Trust

The SSQ Harvard Pre-Conference for SSQ scientists is supported by a generous grant from Richard Procunier.

Science and the Spiritual

II

SATELLITE DOWNLINK AND WEBCAST: Integrating Science and Religion

On Monday, October 22nd from 3:00 pm–9:00 pm EDT, a six-hour session of the SSQ Harvard Conference will be telecast to colleges, universities, and seminaries nationwide and offered on the Internet by the Episcopal Cathedral Telecasting Network (ECTN), a television and Internet initiative of Trinity Church Wall Street.

Contemporary science is rewriting the book on human nature. Recent inquiries in neuroscience, cognitive psychology, artificial intelligence, evolutionary biology, and the social sciences reveal a human creature whose defining characteristics are profoundly relational and embodied. How does this emerging view of the human being fit with traditional religious views? The telecast speakers will include: naturalist and ethologist Jane Goodall, physicist and Nobel Laureate William Phillips, Hindu astronomer Ramanath Cowsik, Muslim astrophysicist Bruno Guiderdoni, robotics expert Manuela Veloso, and Templeton Prize winners Paul Davies and Arthur Peacocke. These scientists, drawn from across scientific disciplines, bring to the table the most recent insights on "what it means to be human." At the same time, each is working to integrate scientific results with the wisdom of the world's religious and spiritual traditions. The tensions they discuss, and the syntheses that they propose, will offer viewers a state-of-the-art picture of what it means to be human today.

The telecast portion of the Conference is co-sponsored by Trinity Institute, a continuing education program dedicated to theological renewal within the Episcopal Church and an outreach ministry of Trinity Church Wall Street in New York City. This broadcast is part of a series of six conferences during the 2001–2002 academic year that will look at how contemporary science is changing our understanding of "What It Means To Be Human." You can learn more about the conference series by visiting www.trininst.org.

CONFERENCE OVERVIEW.....The growth of knowledge in the natural sciences is revolutionizing our understanding of the universe, our planet, and ourselves. At the same time the world's spiritual traditions remain powerful forces that shape and influence billions of people around the world. Indeed, these traditions will have a major role to play as humanity faces the staggering challenges of the 21st century.

Within and across the world's cultures, humanity faces an array of complex questions—about our human identity, our destiny, and the destiny of the world we share. Even as science and technology transform societies, the world's religious and spiritual traditions remain crucial resources for addressing the questions of who we are and where we are going. Science and the Spiritual Quest has gathered leading scientists who have reflected and conversed together on the profound spiritual implications of their work. Science offers them a common language to bridge their religious differences, while spirituality offers a shared context of values and meaning within which to address the challenges of science. Now, we believe, it is time to broaden the circle of discourse, sharing the mutual illumination of science and spirit with a wider public audience. We cordially invite you to join us in exploring the possibilities and challenges posed at the interface of science and the human spiritual quest.

SATELLITE DOWNLINK AND WEBCAST: Integrating Science and Religion

On Monday, October 22nd from 3:00 pm–9:00 pm EDT, a six-hour session of the SSQ Harvard Conference will be telecast to colleges, universities, and seminaries nationwide and offered on the Internet by the Episcopal Cathedral Telecasting Network (ECTN), a television and Internet initiative of Trinity Church Wall Street.

Contemporary science is rewriting the book on human nature. Recent inquiries in neuroscience, cognitive psychology, artificial intelligence, evolutionary biology, and the social sciences reveal a human creature whose defining characteristics are profoundly relational and embodied. How does this emerging view of the human being fit with traditional religious views? The telecast speakers will include: naturalist and ethologist Jane Goodall, physicist and Nobel Laureate William Phillips, Hindu astronomer Ramanath Cowsik, Muslim astrophysicist Bruno Guiderdoni, robotics expert Manuela Veloso, and Templeton Prize winners Paul Davies and Arthur Peacocke. These scientists, drawn from across scientific disciplines, bring to the table the most recent insights on "what it means to be human." At the same time, each is working to integrate scientific results with the wisdom of the world's religious and spiritual traditions. The tensions they discuss, and the syntheses that they propose, will offer viewers a state-of-the-art picture of what it means to be human today.

The telecast portion of the Conference is co-sponsored by Trinity Institute, a continuing education program dedicated to theological renewal within the Episcopal Church and an outreach ministry of Trinity Church Wall Street in New York City. This broadcast is part of a series of six conferences during the 2001–2002 academic year that will look at how contemporary science is changing our understanding of "What It Means To Be Human." You can learn more about the conference series by visiting www.trininst.org.

CONFERENCE OVERVIEW..... The growth of knowledge in the natural sciences is revolutionizing our understanding of the universe, our planet, and ourselves. At the same time the world's spiritual traditions remain powerful forces that shape and influence billions of people around the world. Indeed, these traditions will have a major role to play as humanity faces the staggering challenges of the 21st century.

Within and across the world's cultures, humanity faces an array of complex questions—about our human identity, our destiny, and the destiny of the world we share. Even as science and technology transform societies, the world's religious and spiritual traditions remain crucial resources for addressing the questions of who we are and where we are going. Science and the Spiritual Quest has gathered leading scientists who have reflected and conversed together on the profound spiritual implications of their work. Science offers them a common language to bridge their religious differences, while spirituality offers a shared context of values and meaning within which to address the challenges of science. Now, we believe, it is time to broaden the circle of discourse, sharing the mutual illumination of science and spirit with a wider public audience. We cordially invite you to join us in exploring the possibilities and challenges posed at the interface of science and the human spiritual quest.

SATELLITE DOWNLINK AND WEBCAST: Integrating Science and Religion

On Monday, October 22nd, from [illegible]:00 pm–[illegible]:00 pm EDT, a [illegible] of the SSQ [illegible] Conference will be telecast to colleges, universities, and seminaries nationwide and offered via the Internet by the Episcopal Cathedral Telecasting Network (ECTN), a television and Internet [illegible] of Trinity Church Wall Street.

Contemporary science is rewriting the book on human nature. Recent inquiries in neuroscience, cognitive psychology, artificial intelligence, evolutionary biology, and the social sciences reveal a human creature whose defining characteristics are profoundly relational and embodied. How does this emerging view of the human being fit with traditional religious views? The telecast speakers will include naturalist and ethologist Jane Goodall, physicist and Nobel Laureate William Phillips, Hindu astronomer Ramanath Cowsik, Muslim astrophysicist Bruno Guiderdoni, robotics expert Manuela Veloso, and Templeton Prize winners Paul Davies and Arthur Peacocke. These scientists, drawn from across scientific disciplines, bring to the table the most recent insights on "What it means to be human." At the same time, each is working to integrate scientific results with the wisdom of the world's religious and spiritual traditions. The tensions they discuss and the syntheses that they propose will offer viewers a state-of-the-art picture of what it means to be human today.

The telecast portion of the Conference is co-sponsored by Trinity Institute, a continuing education program dedicated to theological renewal within the Episcopal Church and an outreach ministry of Trinity Church Wall Street in New York City. This broadcast is part of a series of six conferences during the 2001–2002 academic year that will look at how contemporary science is changing our understanding of "What It Means to Be Human." You can learn more about the conference series by visiting www.trininst.org.

CONFERENCE OVERVIEW.....The growth of knowledge in the natural sciences is revolutionizing our understanding of the universe, our planet, and ourselves. At the same time the world's spiritual traditions remain powerful forces that shape and influence billions of people around the world. Indeed, these traditions will have a major role to play as humanity faces the staggering challenges of the 21st century.

Within and across the world's cultures, humanity faces an array of complex questions—about our human identity, our destiny, and the destiny of the world we share. Even as science and technology transform societies, the world's religious and spiritual traditions remain crucial resources for addressing the questions of who we are and where we are going. Science and the Spiritual Quest has gathered leading scientists who have reflected and conversed together on the profound spiritual implications of their work. Science offers them a common language to bridge their religious differences, while spirituality offers a shared context of values and meaning within which to address the challenges of science. Now, we believe, it is time to broaden the circle of discourse, sharing the mutual illumination of science and spirit with a wider public audience. We cordially invite you to join us in exploring the possibilities and challenges posed at the interface of science and the human spiritual quest.

SATELLITE DOWNLINK AND WEBCAST: Integrating Science and Religion

On Monday, October 22nd, from 3:00 pm – 5:00 pm EDT, a [illegible] session of the SSQ [illegible] Conference will be telecast to colleges, universities, and seminaries nationwide, and offered on the Internet by the Episcopal Cathedral Teleconferencing Network (ECTN), a television [illegible] of Trinity Church Wall Street.

Contemporary science is [illegible] the depths of human nature. [illegible] cognitive psychology, artificial intelligence, evolutionary biology, and the [illegible] human creature whose defining characteristics are profoundly [illegible] this emerging view of the human being fit with traditional religious views? The telecast speakers will include naturalist and ethologist Jane Goodall, physicist and Nobel Laureate William Phillips, Hindu astronomer Ramanath Cowsik, Muslim astrophysicist [illegible] Guiderdoni, robotics expert Manuela Veloso, and Templeton Prize winners Paul Davies and Arthur Peacocke. These [illegible], drawn from across scientific disciplines, bring to the table the most recent insights on what it means to be human. At the same time, each is working to integrate scientific results with the wisdom of the world's religious and spiritual traditions. The tensions they discuss and the syntheses that they propose will offer viewers a state-of-the-art picture of what it means to be human today.

The telecast portion of the Conference is co-sponsored by Trinity Institute, a continuing education program dedicated to theological renewal within the Episcopal Church and an outreach ministry of Trinity Church Wall Street in New York City. This broadcast is [illegible] series of [illegible] during the 2001–2002 academic year that will look at how contemporary science is [illegible] our understanding of "What It Means To Be Human." You can learn more about the conference series by visiting www.[illegible].org

CONFERENCE OVERVIEW.....The growth of knowledge in the natural sciences is revolutionizing our understanding of the universe, our planet, and ourselves. At the same time the world's spiritual traditions remain powerful forces that shape and influence billions of people around the world. Indeed, these traditions will have a major role to play as humanity faces the staggering challenges of the 21st century.

Within and across the world's cultures, humanity faces an array of complex questions—about our human identity, our destiny, and the destiny of the world we share. Even as science and technology transform societies, the world's religious and spiritual traditions remain crucial resources for addressing the questions of who we are and where we are going. Science and the Spiritual Quest has gathered leading scientists who have reflected and conversed together on the profound spiritual implications of their work. Science offers them a common language to bridge their religious differences, while spirituality offers a shared context of values and meaning within which to address the challenges of science. Now, we believe, it is time to broaden the circle of discourse, sharing the mutual illumination of science and spirit with a wider public audience. We cordially invite you to join us in exploring the possibilities and challenges posed at the interface of science and the human spiritual quest.

Science and the Spiritual Quest

Conference Registration Forms

Please print or type (this form will be used to produce conference badges and materials)
Photocopied forms are acceptable.

Registrations with payment: Postmarked **on** or **before** September 21, 2001		*Registrations with payment:* Postmarked **after** September 21, 2001 and **before** October 12, 2001	
Regular Fee:	$195	Regular Fee:	$250
*CTNS Member Fee:	$125	*CTNS Member Fee:	$175
**Full-time Student Fee:	$125	**Full-time Student Fee:	$175

*For information on CTNS membership visit www.ctns.org or call 510-848-8152.
**Verification of student status required at door.

Mail or Fax with Payment to:

Science and the Spiritual Quest
Event Registration Office
2037 Irving Street, Suite 204
San Francisco, CA USA 94122
Fax: 415-681-6284

You may register online at **www.ssq.net**

Mr./Ms./Dr. ____ Last Name ____ First Name ____ Middle Initial ____

Professional Title ____ Organization ____

Mailing Address ____

City ____ State/Province ____ Zip/Postal Code ____ Country ____

E-mail Address ____

( ) Work Phone ____ ( ) Home Phone ____ ( ) Fax ____

Special Dietary Needs (please describe needs) ____

Disability Concerns (please describe needs) ____

Date You Plan to Arrive at Conference Site ____

Please Charge Total Amount $ ____ to: ○ VISA ○ MasterCard

Credit Card Number ____ - ____ - ____ - ____

Expiration Date ____ / ____ Signature on Card ____

Satellite Downlink Registration Form—For Telecast Only

Please enter the following information to register your organization for the satellite broadcast:

Mail Form to:

ECTN
74 Trinity Place, 4th Floor
New York, NY 10006-2088
1-800-559-3286

You may register online at **www.ectn.org**

Contact Person ____

Organization ____ Time Zone ____

Mailing Address ____

City ____ State/Province ____ Zip/Postal Code ____ Country ____

( ) Work Phone ____ ( ) Home Phone ____ ( ) Fax ____

Downlink Site Location *(if different from above)* ____ Episcopal Diocese *(if applicable)* ____

Science and the Spiritual Quest

Conference Registration Forms

Please print or type *(this form will be used to produce conference badges and materials)*
Photocopied forms are acceptable.

Registrations with payment: Postmarked **on** or **before** September 21, 2001		*Registrations with payment:* Postmarked **after** September 21, 2001 and **before** October 12, 2001	
Regular Fee:	$195	Regular Fee:	$250
*CTNS Member Fee:	$125	*CTNS Member Fee:	$175
**Full-time Student Fee:	$125	**Full-time Student Fee:	$175

*For information on CTNS membership visit www.ctns.org or call 510-848-8152.
**Verification of student status required at door.

Mail or Fax with Payment to:

Science and the Spiritual Quest
Event Registration Office
2037 Irving Street, Suite 204
San Francisco, CA USA 94122
Fax: 415-681-6284

You may register online at
www.ssq.net

Mr./Ms./Dr. ____ Last Name ____ First Name ____ Middle Initial ____

Professional Title ____ Organization ____

Mailing Address ____

City ____ State/Province ____ Zip/Postal Code ____ Country ____

E-mail Address ____

( ) Work Phone ____ ( ) Home Phone ____ ( ) Fax ____

Special Dietary Needs (please describe needs) ____

Disability Concerns (please describe needs) ____

Date You Plan to Arrive at Conference Site ____

Please Charge Total Amount $ ____ to: ○ VISA ○ MasterCard

Credit Card Number ____ - ____ - ____ - ____

Expiration Date ____ / ____ Signature on Card ____

Satellite Downlink Registration Form—For Telecast Only

Please enter the following information to register your organization for the satellite broadcast:

Mail Form to:

ECTN
74 Trinity Place, 4th Floor
New York, NY 10006-2088
1-800-559-3286

You may register online at
www.ectn.org

Contact Person ____

Organization ____ Time Zone ____

Mailing Address ____

City ____ State/Province ____ Zip/Postal Code ____ Country ____

( ) Work Phone ____ ( ) Home Phone ____ ( ) Fax ____

Downlink Site Location *(if different from above)* ____ Episcopal Diocese *(if applicable)* ____

Science and the Spiritual Quest

Conference Registration Forms
Please print or type *(this form will be used to produce conference badges and materials)*
Photocopied forms are acceptable.

Registrations with payment: Postmarked **on** or **before** September 21, 2001	*Registrations with payment:* Postmarked **after** September 21, 2001 and **before** October 12, 2001
Regular Fee: $195	Regular Fee: $250
*CTNS Member Fee: $125	*CTNS Member Fee: $175
**Full-time Student Fee: $125	**Full-time Student Fee: $175

**For information on CTNS membership visit www.ctns.org or call 510-848-8152.*
***Verification of student status required at door.*

Mail or Fax with Payment to:

Science and the Spiritual Quest
Event Registration Office
2037 Irving Street, Suite 204
San Francisco, CA USA 94122
Fax: 415-681-6284

You may register online at
www.ssq.net

Mr./Ms./Dr. ______ Last Name ______ First Name ______ Middle Initial ______

Professional Title ______ Organization ______

Mailing Address ______

City ______ State/Province ______ Zip/Postal Code ______ Country ______

E-mail Address ______

( ) Work Phone ______ ( ) Home Phone ______ ( ) Fax ______

Special Dietary Needs (please describe needs) ______

Disability Concerns (please describe needs) ______

Date You Plan to Arrive at Conference Site ______

Please Charge Total Amount $ ______ to: O VISA O MasterCard

Credit Card Number ______ - ______ - ______ - ______

Expiration Date ______ / ______ Signature on Card ______

Satellite Downlink Registration Form—For Telecast Only
Please enter the following information to register your organization for the satellite broadcast:

Mail Form to:

ECTN
74 Trinity Place, 4th Floor
New York, NY 10006-2088
1-800-559-3286

You may register online at
www.ectn.org

Contact Person ______

Organization ______ Time Zone ______

Mailing Address ______

City ______ State/Province ______ Zip/Postal Code ______ Country ______

( ) Work Phone ______ ( ) Home Phone ______ ( ) Fax ______

Downlink Site Location *(if different from above)* ______ Episcopal Diocese *(if applicable)* ______

Science and the Spiritual Quest

Conference Registration Forms

Please print or type *(this form will be used to produce conference badges and materials)*
Photocopied forms are acceptable.

Registrations with payment: Postmarked **on** or **before** September 21, 2001		*Registrations with payment:* Postmarked **after** September 21, 2001 and **before** October 12, 2001	
Regular Fee:	$195	Regular Fee:	$250
*CTNS Member Fee:	$125	*CTNS Member Fee:	$175
**Full-time Student Fee:	$125	**Full-time Student Fee:	$175

**For information on CTNS membership visit www.ctns.org or call 510-848-8152.*
***Verification of student status required at door.*

Mail or Fax with Payment to:

Science and the Spiritual Quest
Event Registration Office
2037 Irving Street, Suite 204
San Francisco, CA USA 94122
Fax: 415-681-6284

You may register online at
www.ssq.net

Mr./Ms./Dr. ____ Last Name ____ First Name ____ Middle Initial ____

Professional Title ____ Organization ____

Mailing Address ____

City ____ State/Province ____ Zip/Postal Code ____ Country ____

E-mail Address ____

( ) Work Phone ____ ( ) Home Phone ____ ( ) Fax ____

Special Dietary Needs (please describe needs) ____

Disability Concerns (please describe needs) ____

Date You Plan to Arrive at Conference Site ____

Please Charge Total Amount $ ____ to: O VISA O MasterCard

Credit Card Number ____ - ____ - ____ - ____

Expiration Date ____ / ____ Signature on Card ____

Satellite Downlink Registration Form–For Telecast Only

Please enter the following information to register your organization for the satellite broadcast:

Mail Form to:

ECTN
74 Trinity Place, 4th Floor
New York, NY 10006-2088
1-800-559-3286

You may register online at
www.ectn.org

Contact Person ____

Organization ____ Time Zone ____

Mailing Address ____

City ____ State/Province ____ Zip/Postal Code ____ Country ____

( ) Work Phone ____ ( ) Home Phone ____ ( ) Fax ____

Downlink Site Location *(if different from above)* ____ Episcopal Diocese *(if applicable)* ____

John J. CRAPO, Pro Se
PO Box 400151
CAMBRIDGE MA
02140-0002

VIA CERTIFIED MAIL # 7000 1670 0011 7519 7839 Return RCPT REQUESTed Please

AUGUST Seventh Year 2001

plus CC with enclosures I've Sent to Fleet Boston FIN CORP

HON DISTRICT COURT DEPARTMENT CAMBRIDGE DIV
CLRK-MAGISTRATE
HON MR ROBERT L. MOSCOW
TRIAL COURT PO Box 338
CAMBRIDGE MA 02141-0338

amendment to documents included with my ~~Fleet Financial~~ FLEETBOSTON FINANCIAL CORPORATION STOCKHOLDER PROPOSAL

Dear MR CLERK-MAGISTRATE

to PAGE TWO (2) →

J.J. CRAPO TO HON DIST COURT
PAGE TWO(02) TO Page two(02)
AUG 07 2001

Enclosed is a copy my letter AND EXHIBITS TO FleetBoston FINANCIAL CORPORATION OF AUG 07 2001 WHICH I call to YOUR ATTENTION AND I ASK YOU to INCLUDE with the other SUBMISSIONS AND other records I've Sent YOU

C.C. this letter I Send VIA Certified mail ART#
7000 1670 0010 8588 1439
Return RECEIPT REQUESTED of HQ FleetBoston FINANCIAL CORPORATION

SINCERELY

John J. Crapo, Pro Se

ENclosures

JJC/jjC

JOHN J. CRAPO, PRO SE
PO BOX 400151
CAMBRIDGE MA
02140-0002

VIA Certified MAIL ART#
7000 1670 0011
3068 3995
RETURN RCPT RE-
QUESTED PLEASE

July 22ND
2001

 PLUS
CC WITH ENCLOS-
URES MORMON
CHURCH, FEDEX
AND FLEET Boston
FINANCIAL CORP
-Nearly 100 pages in
ALL

HONORABLE DISTRICT
COURT DEPARTMENT
MA TRIAL COURT
CAMBRIDGE DIV
HON CLRK-MAGISTRATE'S
OFC PO BOX 338
CAMBRIDGE MA 02141-0338

Dear gentlemen and Ladies,

ENCLOSED IS a copy my letter to the Church of Jesus Christ of LATTER DAY SAINTS. My letter TO FEDERAL EXPRESS CORPORAT-

→ to page TWO (02)

°Fahrenhite IN MY APARTMENT. I DO NOT HAVE Ventilation. I DO NOT HAVE A DESK. It's 2:10AM July 25TH 2001 AND I SIT ON The EDGE OF MY BED UNCOMFORTABLY MY PROBLEMS OVER the TYPE-WRITER ALTHOUGH REPORT-ED HAVE FAILED TO BE CORRECTED - BRIEFLY I WRITE

SINCERELY.

John J. Crapo, PRO SE
John J. Crapo, PRO SE

ENCL CC WITH ENCLOSURES via Certified mail THE church of Jesus christ of Latter Day Saints FEDERAL EXPRESS CORPORATION FLEETBoston FINAN-CIAL CORPORATION

JJC/JJC 2:17AM July 25 2001

ION AND TO FLEETBOSTON FINANCIAL CORPORATION ALL OF WHICH I Send by Certified Mail Return RECEIPT REQUESTED dated July July 22nd 2001

A COPY OF this letter of TRANSMITTAL I Send Via Certified Mail Return RCPT REQUESTED PLEASE TO SAID Church, Said EXPRESS CORPORATION AND SAID FINANCIAL CORPORATION

I WRITE IN THE MIDST OF Exceedingly INCONVENIENT AND VERY TROUBLING CIRCUMSTANCES

AS I WRITE NOW I Very BRIEFLY SUMMARIZE IT'S 95

→ to Page three (03)

CRAPO July 22nd 2001
P. ~~Four(04)~~
~~FEDEX~~

No 7 Papeo So
Fan

Fleet Seven	07	> 24
FEDEX	17	
MORMONS	14	> 42
More Mormons	28	
more Mormons	27 >	27
		93
Fleet	1 >	1
Mormons	1 >	1
	2	+ 95

2 x trees ~~x 5~~ 5
5
10
475 Comm
- 10
485

UNITED STATES POSTAL SERVICE

july 22 2001

11:47 PM

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN J. CRAPO. Pro Se. UNEMPL LCSW
10 AGASSIZ ST APT 30
CAMBRIDGE MA 02140-2825

03

JOHN J. CRAPO, Pro Se
PO BOX 400151
CAMBRIDGE MA
02140-0002

VIA CERTI-FIED MAIL # 7000 1670 0013 1784 5895 RE-TURN RCPT RE-QUESTED SER-VICE PLEASE

July 22nd year 2001

PAGE ONE (01) OF SIX (06) PAGES PLUS ENCLOSURES AND C.C. & Letters OF Transmittal #

FEDERAL EXPRESS CORPORATION.
PRESIDENT'S OFC
PO BOX 727
MEMPHIS TN 38194-1845

FLEET. MORMON CHURCH AND Hon DISTRICT Cou

DEAR Gentlemen AND LADIES.

→ to page Two (02)

FEDERAL EXPRESS CORPORATION ("FEDEX")

ENCLOSED WHICH I CALL TO YOUR ATTENTION IS A COPY MY FAX SIX (06) PAGES WHICH THE FAX VENDOR FAILED TO TRANSMIT TO YOU JULY 20th YEAR 2001

I ENCLOSE A TABLE OF CONTENTS OF THIS LETTER WHICH ENEUMERATES OTHER ENCLOSURE, TOO WHICH I CALL TO YOUR ATTENTION

I ENCLOSE TOO A

TO PAGE THREE (03)

CRAPO July 22ND 2001
P. THREE(03) OF Six(06) Pages
FEDEX
A COPY OF MY letter and enclosures WHICH I CALL to YOUR ATTEN-TION TO THE CHURCH OF JESUS CHRIST OF LATT-ER DAY SAINTS WHICH I Send VIA CERTIFIED MAIL #7000 1670 0011 1371 8713 Return RCPT RE-Quested Service Please

A COPY THIS letter + ~~Send VIA~~ AND ENCLOSURES I Send Via Certified Mail

→ TO Page FOUR(04)

CRAPO July 22 2001
P. FOUR (04) OF SIX (06) Pages
FEDEX
Return Receipt Requested
Service Please to FLEET BOSTON FINANCIAL CORPORATION, THE CHURCH OF JESUS CHRIST OF LATTER-DAY SAINTS AND THE HONORABLE DISTRICT COURT Cambridge DIVISON MA TRIAL COURT DEPARTMENT

I ENCLOSE HEREIN A COPY my Letters of TRANSMITTAL OF COPY my letter to YOU and EN-

→ to Page FIVE (05)

closures which I send via Certified mail return Receipt Requested Service to said CHURCH, SAID BANK PARENT CORPORATION AND to the CAMBRIDGE DIVISION HON. DISTRICT COURT DEPARTMENT OF The TRIAL COURT

I WRITE IN THE MIDST OF Exceedingly INCONVENIENT AND VERY TROUBLING CIRCUMSTANCES AND THIS CURRENT Letter TAKES Lots

→ Page Six (06) →

CRAPO JUL 22 2001
P. Six (06) OF Six (06) Pages
FEDEX

AND lots OF my time AND prices and costs which I Need to apply elsewhere to Accomplish OTHER THINGS I NEED TO DO, WHICH I AM EXPECTED TO DO

SINCERELY,
John Jennings Crapo, PRO SE
JOHN J. CRAPO, PRO SE

Enclosures
C.C. with Enclosures
VIA CERTIFIED Mail Return RCPT REQUESTED Please
FLEETBOSTON FINANCIAL CORP
CHURCH OF JESUS CHRIST OF LATTER DAY SAINTS - HONORABLE DISTRICT COURT MA TRIAL COURT DEPT.

JJC/jjc

CUSTOMER CRAPO TO
FEDEX
SUNDAY JULY 22ND YEAR
2001 PAGE ONE (01) OF ONE (01)

TABLE OF CONTENTS

FAX COVER SHEET COPY
JULY 20TH 2001 1 PAGE

FAX JULY 20TH 2001
6 PAGES COPY

U.S. POSTAL SVCE DRR #
7000 1670 0011 1372 4295
FROM FEDEX JULY 20.
2001 - 1 PAGE COPY

CORPORATE CONSUMER
CONTACTS P. 46
TWO (02) COPIES - TWO PAGES

RETURN SIDE ABOVE DISCRIB-
ed DRR 1 COPY ONE PAGE

these I add hurriedly

Heading today; B 6/ok
July 25 2001 and mar 14
th 2001 B. UNIVersity

kinko's

fax cover sheet

Boston - Government Center • 2 Center Plaza, Boston MA 02108 • Telephone: (617) 973-9000 • Fax: (617) 973-9030

Date July 20th 2001

Number of pages Six (06) (including cover page)

to:

Name Federal Express Corporation
Managers of ms/mr G. PEARSON
Company or successor as Acting MGR

Telephone

Fax 901-395-4511

from:

Name John J. CRAPO. AA. ABE

Company PRO SE LITIGANT

PO BOX 400151
CAMBRIDGE MA
02140-0002

Telephone

Comments Dear Ladies and Gentlemen

TODAY your Department accomodated my request for delivery of a package - at Sixteen Tremont St Boston.

To avoid unnecessary repetition I enclose to call to your attention Exhibits #one and two my US Postal Svcs Rcpts of Certified mail #7000 1670 0011 1372 4295 exhibits # three + # four of delivery attempts of your Corporation # 4375 3209 8371 which I have so enumerated

Sincerely John Jennings Crapo, AA. ABE
PRO SE (NON LAWYER)

07/20/01 FRI 19:13 FAX 6179739030 KINKOS GOVERNMENT CENTER @001

****
*** ERROR TX REPORT ***
****

TX FUNCTION WAS NOT COMPLETED

TX/RX NO	2311
CONNECTION TEL	19013954511
SUBADDRESS	
CONNECTION ID	
ST. TIME	07/20 19:13
USAGE T	00'00
PGS.	0
RESULT	NG 0 #018

kinko's

fax cover sheet

Boston - Government Center • 2 Center Plaza, Boston MA 02108 • Telephone: (617) 973-9000 • Fax: (617) 973-9030

Date July 20th 2001

Number of pages Six (06) (including cover page)

to:

Name Federal Express Corporation Manager's of c' MS/MR G. PEARSON

Company or successor as Acting MGR

Telephone

Fax 901-395-4511

from:

Name John J. CRAPO, AA, ABE

Company PRO SE LITIGANT

Telephone PO Box 400151 CAMBRIDGE MA 02140-0002

Comments Dear Ladies and Gentlemen

TODAY your Department accomodated my request for delivery of a package - at Sixteen Tremont St Boston to Avoid unnecessary repetition I enclose to call to your attention Exhibits # one and two my US Postal Svcs Rcpts of Certified Mail # 7000 1670 0011 1372 4295 exhibits # three + # four of delivery attempts of your Corporation # 4375 3209 8371 which I have so enumerated

Sincerely John Jennings Crapo, AA, ABE

PRO SE (NON LAWYER)

Mr JOHN J. CRAPO, PRO SE
PO Box 400151
CAMBRIDGE MA 02140-0002
Fax# 901-395-4511
Tel# 901-369-3600 July Twentieth (20th) Year 2001

Federal Express
Corporation
Manager's OFC MANAGER
mr/ms G. PEARSON
or successor as Acting Manager
PO Box 727 (Dept 72-1845)
Memphis TN 38194-1845

Dear MANAGER

Today your Department complied with my request For a package to be delivered to me at Sixteen (16) Tremont Street Boston

TO AVOID unnecessary repetition of INFormation (enclose to call to your attention exhibits # one (01) and two (02) my US Postal Svc Certified mail Rcpt # 7000 1670 0011 1372 4295 exhibits # three (03) and # Four (04) Delivery attempt # 4 375 3209 8371 - which I HAVE SO MARKED.

Thank you

Sincerely

John Jennings Crapo

John J. CRAPO PRO SE.

Exhibit one (01) of Four (04) Exhibits

J.J. Crafts to FEDEX July 20 2001

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

7000 1670 0011 1372 4295

Postage	$ 57
Certified Fee	21
Return Receipt Fee (Endorsement Required)	150
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$ 4.17

Postmark Here

USPS JUL 17 2001 POST OFFICE STA BOSTON MA 02205

Sent To FEDERAL EXPRESS

Street, Apt. No.; or PO Box No. 16 TREMONT ST

City, State, ZIP+4 BOSTON MA 02108

PS Form 3800, May 2000 See Reverse for Instructions

JJC/jjc

Certified Mail Provides:

- A mailing receipt
- A unique identifier for your mailpiece
- A signature upon delivery
- A record of delivery kept by the Postal Service for two years

Important Reminders:

- Certified Mail may ONLY be combined with First-Class Mail or Priority Mail.
- Certified Mail is *not* available for any class of international mail.
- NO INSURANCE COVERAGE IS PROVIDED with Certified Mail. For valuables, please consider Insured or Registered Mail.
- For an additional fee, a *Return Receipt* may be requested to provide proof of delivery. To obtain Return Receipt service, please complete and attach a Return Receipt (PS Form 3811) to the article and add applicable postage to cover the fee. Endorse mailpiece "Return Receipt Requested". To receive a fee waiver for a duplicate return receipt, a USPS postmark on your Certified Mail receipt is required.
- For an additional fee, delivery may be restricted to the addressee or addressee's authorized agent. Advise the clerk or mark the mailpiece with the endorsement *"Restricted Delivery"*.
- If a postmark on the Certified Mail receipt is desired, please present the article at the post office for postmarking. If a postmark on the Certified Mail receipt is not needed, detach and affix label with postage and mail.

IMPORTANT: Save this receipt and present it when making an inquiry.

PS Form 3800, May 2000 *(Reverse)* 102595-99-M-2087

JJC///C

Exhibit# two (02) Mr J.J. CRAPO 4 of Four (04) to Fedex Exhibits July 20 Year 2001

\#30

FedEx. Express

Delivery/Pick Up Attempt

We're Sorry We Missed You! Crapo

1 You can pick it up today. It will be ready after ________
This form and a photo ID may be required to pick up the shipment.
FedEx Station Address:
25 Sycamore Avenue
Medford, MA 02155
[illegible]
Hours of Operation:
M-F: 8:00 AM - 8:45 PM [illegible]

☒ 1st Attempt ☒ 2nd Attempt ☐ Final Attempt
On (Day/Date) Mon At (time) Tue we tried to
☒ Deliver ☐ Pick Up 1 packages to

2 We will make another attempt:
☐ Mon. ☒ Tue. ☐ Wed. ☐ Thu. ☐ Fri.
Approx. time: ☐ 9:00 AM - Noon. ☒ Noon - 3:00 PM ☐ After 3:00 PM
Note that after three delivery attempts on consecutive business days, your shipment will be held at the address listed above for two additional business days before being returned to the SHIPPER.
Courier Employee No. ________ Route No. 25

3 We left your shipment at ________

4 We are unable to leave your shipment due to the following:
☐ Dangerous Goods ☐ Security Reasons (High Value)
☐ Firearms/Drugs/Alcohol/Tobacco
☐ COD Amount Due ________
☐ Bill Recipient/Account Number Needed ________
☐ Per shipper requirements, you must be present to sign for and accept package. No signature release, indirect delivery or signed delivery notice will be allowed. Please call 1-800-Go-FedEx® (800)463-3339, (24 hours a day, 7 days a week) to arrange for delivery.

FedEx® Tracking Numbers 437532098371

5 We'll leave your shipment for you when you sign below and leave this form for us (unless exceptions are noted above). By my signature, I am requesting that FedEx leave this shipment at this address. I agree that FedEx will not be liable for any loss or damage that results from leaving this shipment as I have requested.

(Please sign in black or blue ink.)

6 Don't miss future deliveries. [illegible] future shipments when you are not there.

Questions? Call 1-800-Go-FedEx® (800)463-3339.
Visit our Web site at www.fedex.com.

Exhibit # Three (03) of Four (04) Exhibits
J.J. Crapo to Fedex
July 20 2001
JJC///c

FedEx.Express *Signature Release — Authorization and Agreement*

Please print in the boxes provided. Use CAPITAL letters and avoid contact with the edge of the box.

Company Name or Your Name

Address

Apartment/ Suite No.

City

State | ZIP Code | Phone Number

In the boxes provided, specify a Safe and Secure Location at YOUR ADDRESS where packages are to be left. Remember, FedEx cannot leave shipments in mailboxes.

Secure Location

Signature

When FedEx delivers a package, normally someone must sign for it. The signature provides proof that the package has been delivered. By signing this Authorization and Agreement, however, you allow FedEx to change its usual policy and deliver your packages according to these instructions.* When both you and a FedEx representative have completed and signed this form, this release is your authorization to have your packages delivered without FedEx obtaining your signature. (This agreement is effective 3 weeks from the date it is received by FedEx.) You agree that:

If you request a P.O.D. (proof-of-delivery), you will receive a receipt listing the designated place of delivery and the release number of the signature as shown on the notice.

You acknowledge that when FedEx has delivered the package according to the terms of this Agreement, you agree to indemnify FedEx and hold FedEx harmless from all liability claims, including any expenses, attorney's fees or other litigation costs due to any loss and/or damage to shipments delivered by FedEx under this Agreement.

If you want to cancel this Agreement, or if your business closes or relocates, you must give FedEx prior notice of at least 7 calendar days. Otherwise, this Agreement becomes immediately null and void.

You will not hold FedEx liable for failure to comply with these instructions.

FedEx Use Only.

Approved by: ____________

Date: ____________

Station Mgr.: ____________

Employee #: ____________

Release #: ____________

To Reorder Contact: PRTSHOP Bulletin Board

Generic Logos #: 147908 5/00 SRC

*Certain restrictions apply. Please call 1-800-Go-FedEx® [illegible] for a listing of these restrictions.

Exhibit #Four (04) / (of Four Exhibits)
J. J. Crapo to FEDEX
July 20 2001
T.TC/iii c

UNITED STATES POSTAL SERVICE

July 22 2001 11:47 PM

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

JOHN J. CRAPO. PRO SE. UNEMPL LCSW
10 AGASSIZ ST APT 30
CAMBRIDGE MA 02140-2825

03

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

FEDERAL EXPRESS
16 TREMONT ST
BOSTON
MA 02108

COMPLETE THIS SECTION ON DELIVERY

A. Received by (Please Print Clearly)

B. Date of Delivery 7-20-1

C. Signature
X [signature] ☐ Agent ☐ Addressee

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Copy from service label)
7000 1670 0011 1372 4295

PS Form 3811, July 1999 Domestic Return Receipt 102595-99-M-1789

The Estee Lauder Companies, Inc.
Adair Sempogna, Vice President-
Consumer Communications
767 Fifth Avenue
New York, NY 10153
212-756-4801
Fax: 212-756-4810
E-mail: asampogn@estee.com
www.elcompanies.com

The Eureka Co.
Rick Gremer, Consumer Relations Manager
307 North Main Street
Bloomington, IL 61701
309-823-5735
Toll free: 1-800-282-2886 (warranty center)

Experian
PO Box 949
Allen, TX 75013-0949
Toll free: 1-888-EXPERIAN (397-3742)
www.experian.com

Exxon Company U.S.A.
Sharon Plummer
Consumer Assistance Manager
PO Box 4712
Houston, TX 77210-4712
713-680-7901
Toll free: 1-800-243-9966
Fax: 713-680-5047

F

Farallon Communications, Inc.
Customer Service
3089 Teagarden Street
San Leandro, CA 94577
510-346-8001
E-mail: userid@farallon.com
www.farallon.com

Family Circle Magazine
375 Lexington Avenue
New York, NY 10017-5514
212-499-2000

Farm Rich
See: Rich-Seapak Corporation

Faultless Starch/Bon Ami Co.
Consumer Affairs Department
1025 West Eighth Street
Kansas City, MO 64101-1200
816-842-1230
Fax: 816-842-4326

Federal Express Corp.
Glenn Pearson, Manager
PO Box 727
Department 1845
Memphis, TN 38194-1845
901-369-3600
Toll free: 1-800-238-5355
Fax: 901-395-4511
E-mail: webmaster@fedex.com

Federated Department Stores
Paula Coffey-Johnson, Consumer Affairs Assistant
7 West Seventh Street
Cincinnati, OH 45202
513-579-7000
Fax: 513-579-7185
www.federated-fds.com

First Union National Bank
1525 West W.T. Harris Blvd.
Charlotte, NC 28212
Toll free: 1-800-733-3862
www.firstunion.com

Fisher-Price
Consumer Affairs Manager
636 Girard Avenue
East Aurora, NY 14052
716-687-3000
Toll free: 1-800-432-5437
TDD toll free: 1-800-382-7470
Fax: 716-687-3494
www.fisher-price.com

Florist Transworld Delivery Associates (FTD)
3113 Woodcreek Drive
Downers Grove, IL 60515
630-719-7800
Toll free: 1-800-669-1000

Flowers Industries, Inc.
Marta Turner, Vice President
PO Box 1338
1919 Flowers Circle
Thomasville, GA 31757
912-226-9110
Fax: 912-226-1318
www.flowersindustries.com

Forma Quality/Forma Scientific
See: Thermo Quest

Fort James Corp.
Ophelia Millon, Manager of Consumer Affairs
PO Box 6000
Norwalk, CT 06856-6000
203-854-2458
Toll free: 1-800-243-5384

Foster & Gallagher, Inc.
Cindy Faulkner, Sales & Services
6523 North Galena Road
Peoria, IL 61632
309-691-4610 (Mon.-Fri., 8:30 a.m.-5 p.m.)
309-691-3633 (Mon.-Fri. after 5:15 p.m.)
Toll free: 1-800-447-0678
Fax: 309-589-2017

The Franklin Mint
U.S. Route One
Franklin Center, PA 19091
610-459-6000
Toll free: 1-800-523-7622
Fax: 610-459-6040

Frigidaire Home Products
PO Box 212378
Augusta, GA 30917
706-860-4110
Toll free: 1-800-451-7007
Fax: 614-792-4092
www.frigidaire.com

Frito-Lay
Cathy Dial, Group Manager
7701 Legacy Dr. IA-70
Plano, TX 75024
972-334-5022
Toll free: 1-800-352-4477
Fax: 972-334-5071
www.fritolay.com

Fruit of the Loom, Inc.
Janet Rosati, Director
Consumer Services
One Fruit of the Loom Drive
Bowling Green, KY 42102-9015
270-781-6400
Fax: 270-781-6400
E-mail: consumer.srv@fruit.com
www.fruit.com

Fuji Photo Film U.S.A., Inc.
Marianne Sallimbene, Manager,
Consumer Information Center
1100 King George Post
Edison, NJ 08837
Toll free: 1-800-800-FUJI (3854)
Fax: 732-857-3487
www.fujifilm.com

Member of the Society of Consumer Affairs Professionals in Business, see page 35.

Provided financial support for the publication of the Consumer Action Handbook

The Estee Lauder Companies, Inc.
Adair Sampogna, Vice President
Consumer Communications
767 Fifth Avenue
New York, NY 10153
212-756-4801
Fax: 212-756-4810
E-mail: asampogn@estee.com
www.elcompanies.com

The Eureka Co.
Rick Gremer, Consumer Relations Manager
307 North Main Street
Bloomington, IL 61701
309-823-5735
Toll free: 1-800-282-2886 (warranty center)

Experian
PO Box 949
Allen, TX 75013-0949
Toll free: 1-888-EXPERIAN (397-3742)
www.experian.com

Exxon Company U.S.A.
Sharon Plummer
Consumer Assistance Manager
PO Box 4712
Houston, TX 77210-4712
713-680-7901
Toll free: 1-800-243-9966
Fax: 713-680-5047

F

Farallon Communications, Inc.
Customer Service
3089 Teagarden Street
San Leandro, CA 94577
510-346-8001
E-mail: userid@farallon.com
www.farallon.com

Family Circle Magazine
375 Lexington Avenue
New York, NY 10017-5514
212-499-2000

Farm Rich
See: Rich-Seapak Corporation

Faultless Starch/Bon Ami Co.
Consumer Affairs Department
1025 West Eighth Street
Kansas City, MO 64101-1200
816-842-1230
Fax: 816-842-4326

Federal Express Corp.
Glenn Pearson, Manager
PO Box 727
Department 1845
Memphis, TN 38194-1845
901-369-3600
Toll free: 1-800-238-5355
Fax: 901-395-4511
E-mail: webmaster@fedex.com

Federated Department Stores
Paula Coffey-Johnson, Consumer Affairs Assistant
7 West Seventh Street
Cincinnati, OH 45202
513-579-7000
Fax: 513-579-7185
www.federated-fds.com

First Union National Bank
1525 West W.T. Harris Blvd.
Charlotte, NC 28212
Toll free: 1-800-733-3862
www.firstunion.com

Fisher-Price
Consumer Affairs Manager
636 Girard Avenue
East Aurora, NY 14052
716-687-3000
Toll free: 1-800-432-5437
TDD toll free: 1-800-382-7470
Fax: 716-687-3494
www.fisher-price.com

Florist Transworld Delivery Associates (FTD)
3113 Woodcreek Drive
Downers Grove, IL 60515
630-719-7800
Toll free: 1-800-669-1000

Flowers Industries, Inc.
Marta Turner, Vice President
PO Box 1338
1919 Flowers Circle
Thomasville, GA 31757
912-226-9110
Fax: 912-226-1318
www.flowersindustries.com

Forma Quality/Forma Scientific
See: Thermo Quest

Fort James Corp.
Ophelia Milion, Manager of Consumer Affairs
PO Box 6000
Norwalk, CT 06856-6000
203-854-2458
Toll free: 1-800-243-5384

Foster & Gallagher, Inc.
Cindy Faulkrler, Sales & Services
6523 North Galena Road
Peoria, IL 61632
309-691-4610 (Mon.-Fri., 8:30 a.m.-5 p.m.)
309-691-3633 (Mon.-Fri. after 5:15 p.m.)
Toll free: 1-800-447-0678
Fax: 309-589-2017

The Franklin Mint
U.S. Route One
Franklin Center, PA 19091
610-459-6000
Toll free: 1-800-523-7622
Fax: 610-459-6040

Frigidaire Home Products
PO Box 212378
Augusta, GA 30917
706-860-4110
Toll free: 1-800-451-7007
Fax: 614-792-4092
www.frigidaire.com

Frito-Lay
Cathy Dial, Group Manager
7701 Legacy Dr. IA-70
Plano, TX 75024
972-334-5022
Toll free: 1-800-352-4477
Fax: 972-334-5071
www.fritolay.com

Fruit of the Loom, Inc.
Janet Rosati, Director
Consumer Services
One Fruit of the Loom Drive
Bowling Green, KY 42102-9015
270-781-6400
Fax: 270-781-6400
E-mail: consumer.srv@fruit.com
www.fruit.com

Fuji Photo Film U.S.A., Inc.
Marianne Salimbene, Manager, Consumer Information Center
1100 King George Post
Edison, NJ 08837
Toll free: 1-800-800-FUJI (3854)
Fax: 732-857-3487
www.fujifilm.com

Member of the Society of Consumer Affairs Professionals in Business, see page 35.
Provided financial support for the publication of the Consumer Action Handbook

BOSTON Herald

MONDAY, JULY 23, 2001 ▪ 50 CENTS



GEORGE HARRISON

Ex-producer says George Harrison is ready to die

By FRANCI RICHARDSON

Two weeks after ex-Beatle George Harrison assured fans he was feeling fine after undergoing cancer treatment in Switzerland, his former producer announced the musician doesn't have long to live.

"He has an indomitable spirit but he knows that he is going to die soon and he is accepting that," George Martin, the so-called "Fifth Beatle," told the Mail in London yesterday. "He is taking it easy and hoping that the thing will go away."

The 58-year-old singer and guitarist — known as the quiet one of the Fab Four during the revolutionary group's heyday in the 1960s — was recently treated for a brain tumor at a Swiss clinic. He emerged from radiotherapy saying he felt well.

"I am feeling fine and I am really sorry for the unnecessary worry which has been caused by the reports appearing in today's press. Please do not worry," said Harrison in a statement issued July 10.

Turn to Page 14

WEATHER



SUMMER SIZZLER: Mostly sunny skies, warm and humid. High of 88.

Page 20

CRAPO, EXHIBIT # FIFTY-ONE (51) OF FIFTY-FIVE (55) EXHIBITS



GEORGE HARRISON

Ex-producer says George Harrison is ready [illegible]

By FRANCI RICHARDSON

Two weeks after ex-Beatle George Harrison assured fans he was feeling fine after undergoing cancer treatment in Switzerland, his former producer announced the musician doesn't have long to live.

"He has an indomitable spirit but he knows that he is going to die soon and he is accepting that," George Martin, the so-called "Fifth Beatle," told The Mail of London yesterday. "He is taking it easy and hoping that the thing will go away."

The 58-year-old singer and guitarist — known as the quiet one of the Fab Four during the revolutionary group's heyday in the 1960s — was recently treated for a brain tumor at a Swiss clinic [illegible] emerged from radiotherapy saying he felt well [illegible]

"I am feeling fine a[illegible] for the unnecessary [illegible] been caused by the [illegible] today's press. Please [illegible]" Harrison in a statement [illegible]

Turn to P[illegible]

WEATHER



SUMMER SIZZLER: Mostly sunny skies. Warm and humid. High of 88. Page 20

BOSTON Herald

MONDAY, JULY 23, 2001 ▪ 50 CENTS

CRAPO EXHIBIT # FIFTY-TWO (52) OF FIFTY-FIVE (55) EXHIBITS


DUNKIN' DONUTS

STAFF PHOTO BY MATT STONE

GIANT SHADOW: Dunkin' Donuts executive William Kussell says Krispy Kreme's doughnuts — due to arrive … next year — will face a challenge competing in his company's …

CRAPO EXHIBIT # FIFTY-THREE (53) OF FIFTY-FIVE EXHIBITS



CRAPO EXHIBIT # FIFTY-FOUR/54
OF FIFTY-FIVE (55) EXHIBITS

CRAPO EXHIBIT FIFTY-FIVE (55) OF FIFTY-FIVE (55) EXHIBITS

Mail to:
U.S. Cavalry • 2855 Centennial Avenue • Radcliff, Kentucky 40160-9000

ORDER FORM

Dear Gentlemen AND LADIES

Customer# from back cover

For immediate response, complete the entire Order Form!

BOSTON HERALD MONDAY, JULY 9, 2001

Catalog# from back cover

Ordered By: (If using a credit card, please give your billing address. Use the same name for all orders from your household.)

Name JOHN J. CRAPO, AA, ABE

Address P.O. BOX 490151

City, State, Zip LEOMINSTER, MA 01453-0151

Daytime Phone (NA)

Has your address changed since your last order?

Ship To: (Use this section only if different from above)

Name PLEASE SHIP

Address AS ABOVE POST O

City, State, Zip

Daytime Phone (SAME PLEASE)

Payment:

☒ Check (payable to U.S. Cavalry) ...

☐ Money Order (International Orders, APOs, and FPOs must be payable in U.S. currency on any U.S. bank)

Charge my: ☐ VISA ☐ MC ☐ AMEX ☐ DISCOVER/NOVUS ☐ JCB ☐ IMPAC

Account Number NOT APPLICABLE

Expiration Date IT'S ON MY CHECK

SINCERELY

Important! I certify that I am ☐ 18 or ☒ 21 years-or-older and can legally order any of the few restricted items in this catalog.

Signature: John Jennings Crapo, PRO SE

Page	Item Number	Quantity	Size	Color	Item Name	Price per Item	Total Price	Office Use Only
78	AH18485	ONE	NA	BLACK	TACTICAL EQUIPMENT BAG	49.88	49.88	
73	AH2801	ONE	NA	NICKEL	PEERLESS MILITARY HANDCUFFS	25.99	25.99	

If Your Order Totals		Standard Service	2 Day Service	1 Day Service	Optional PAL For APO-FPO
Under $20.00	Add this	$7.95	$15.95	$19.95	$10.95
$20.01 - $60.00	Add this	$8.95	$16.95	$22.95	$11.95
$60.01 - $100.00	Add this	$10.95	$18.95	$25.95	$12.95
$100.01 - $200.00	Add this	$12.95	$20.95	$28.95	$13.95
$200.01 - $500.00	Add this	$14.95	$22.95	$31.95	$14.95
Over $500.00	Add this	$17.95	$24.95	$34.95	$15.95

*Rates apply on packages up to 10 lbs. only. Heavier or oversized packages may require extra postage.
All International Addresses: Must include a phone or FAX number.
International Express Service is available.

UPS® and Federal Express® will not deliver to a P.O. box.
For additional space, see blank paper. *FOR FASTER SERVICE,* phone or FAX your order or go to uscav.com today!

"NA = NOT APPLICABLE"

Subtotal	75.87
Add 6% Sales Tax on shipments to GA, KY, and NC	
Canada-add 19% for Duty and GST	
Freight charges required on ALL orders	10.95
Canada-add $3.50 per lb. International orders-add $7.50 per lb.	
APO-FPO Express Mail-add $22.00	
Alaska or Hawaii addresses: 1- or 2-Day Service-add $11.00	
TOTAL	86.82

Ordering Dog Tags

Enter your order for dog tags on your order form. Use the spaces provided below to show us exactly how you want your tags to read. Only 18 characters and spaces maximum per line. No symbols (asterisks, dashes, commas, etc.). Official tags must have the information requested on page 57.

Suggestions? Compliments? Criticisms?

Feel free to list any comments about U.S. Cavalry and our operation. Please sign the bottom only if you will allow us to quote you in any of our advertisements and publications. Due to space considerations, not all comments can be used.

Thank you,
Randy Acton
President

JJC/jjc July 19 2001

Dear Randy, MR/MS PRESIDENT
I FIND IT CONVENIENT YOU HAVE SENT ME THE CATALOGUE AT YOUR OWN EXPENSE



Bad deal spares kids from having to testify

PARALYZED PARISH: Christopher Reardon allegedly molested young boys when he was a youth counselor at St. Agnes Church in Middleton.

[Overlaid newspaper clipping text, fragmentary:] ... Reardon to life in prison, but ... "He's not going to get life, but we're looking for some nasty jail time," said one source. ... life sentence, the state's civil commitment law could keep him locked up until he dies. The 1999 law allows sexual predators to be committed ... after the expiration of their prison ... Although a jury trial on appeal ... jury selection for Reardon's trial ... victims ... boys ... Hampden County because he decided Reardon could not receive a fair trial in Essex County due to intense publicity. Sources said some of the youths who were being counted on to testify recently informed prosecutors they would not take the stand. Reardon's decision to change his plea came Saturday during a meeting at the Essex County Jail in Middleton attended by Borenstein, one of Reardon's attorneys, and a prosecutor ... "It's good for the kids," said another source. "They're happy they are not going to have to go through a trial. They were going to be traumatized all over again." Last night WHDH-TV (Ch. 7) reported that Reardon would ... seven of 10 ... the remaining 100 ... WRZ-TV (Ch. 4) reported he would plead guilty to all the rape charges and some of the remaining charges. "I wish he did it a long time ago. So does everyone else," an unidentified father told Channel 7. "The emotional turmoil has been tough. I'm relieved, really relieved." At St. Agnes Church yesterday, where Reardon was the youth leader before his June 2000 arrest, the Rev. Richard Driscoll called the Reardon case "a terrible ordeal." The priest noted the shocking revelations of Reardon's alleged crimes tested the bounds of parishioners' faith, "especially those of you in this parish whose peace has been disturbed by this scandal." Prosecutors say Reardon, who youngsters affectionately called "Ducky," targeted and molested 29 boys, aged 10 to 14, over a five-year period at the church, a basement room at the Danvers YMCA, and his Middleton home. He kept handwritten and computer-generated lists detailing his abuse and where the acts were committed, authorities said. He also allegedly chronicled the physical characteristics of hundreds of other boys he observed. The scope of the charges has jarred so many lives in the normally tranquil towns of Middleton and Danvers that many residents simply shake their heads and back away when asked about the case. "My kids will say, 'When is Ducky going to trial?' They knew him for years," said Barbara Cloutman ... mother of three. ... a much smaller community, with just 7,000 residents, the case has affected just about everyone. "I've been here a long time," said Ira Singer, the town administrator for the last 19 years. "And I ... that this is the ... the community has ... one measure of just ... townsfolk have ... molested children is ... everyone else he has ... daily, do not know ... not to hear any of ... mentioned in any of the circles I travel," he said.

Kay Lazar, Laurel J. Sweet, and Jessica Heslam contributed to this report.

original I left where I found it!

Extra one(01) from CRAPO of two(02) xtra's

Boston University

Metropolitan College
Department of Administrative Sciences
808 Commonwealth Avenue
Boston, Massachusetts 02215
Tel: 617/353-3016
Fax: 617/353-6840
E-mail: adminsc@acs.bu.edu

March 14, 2001

To Whom it May Concern:

Mr. Amine El-Kadiri, BU ID U65101098 is a student in good standing in the Master of Science in Administrative Studies Program at Boston University Metropolitan College.

Mr. El-Kadiri is successfully fulfilling his requirements in the Financial Economics concentration and has a tentative graduation of May 20, 2001.

If I can be of further assistance, please do not hesitate to contact me.

Sincerely,

Kip Becker

Kip Becker, Ph.D.
Chairman

XTRA TWO (02) From Crako OF two Xtras

Cone picks up sixth straight victory as Red Sox beat Blue Jays, 6-4 — C1

VOLUME 260
NUMBER 25
50 cents

The Boston Globe

WEDNESDAY, JULY 25, 2001

STEAMROLLER BLUES

TODAY: *Mostly sunny, hot and humid, 90-94*
TOMORROW: *Cooler, cloudy, chance of showers, 75*
HIGH TIDE: *3:18 a.m., 3:54 p.m.*
FULL REPORT: PAGE B8

JOHN J. CRAPO, Pro Se
PO Box 400151
CAMBRIDGE MA
02140 - 0002

VIA CERTI- July 22ND Year
FIED MAIL 2001 PAGE ONE
#7000 2870 (01) OF SEVEN (7th)
0000 2566 (07) Pages PLUS
0795 Return ENClosures +
Receipt Service C.C. With ENCl
Requested Please + Letters of TRANS.

FLEETBOSTON FINANCIAL Mittr
CORPORATION ATTEN. Please
SECRETARY MR
WILLIAM C MUTTERPERL.
ESQUIRE. CORPORATION
GENERAL COUNSEL
100 FEDERAL ST
BOSTON MA 02110

→ to Page TWO (02)

FLEETBoston FINANCIAL CORPORATION ("FLEET")

Dear Gentlemen AND Ladies:

PLEASE INCLUDE THIS MATERIAL ENCLOSED HEREIN ~~HI~~ the EXHIBITS which I HAVE SENT YOU to DOCUMENT MY Shareholder PROPOSAL OF the FORTHCOMING Meeting OF SHAREHOLDERS AND PROXIES ASSEMBLED AS Shareholder Meeting OF FLEET

the material which IS ENCLOSED Which I call to YOUR ATTENTION IS A

→ To Page Three (03)

CRAPO (shareholder) July
Page three (03) of Seven 22 20
FLEET (107) pages
COPY MY letters via
CERTIFIED MAIL RETURN
RECEIPT REQUESTED
PLEASE SERVICE TO
THE CHURCH OF JESUS
CHRIST OF LATTER DAY
SAINTS, FEDERAL
EXPRESS CORPORATION
AND THE DISTRICT COURT
DEPARTMENT CAMBRIDGE
DIVISION HONORABLE CLERK-
MAGISTRATE') OFFICE
HON (MA) TRIAL COURT.

→ to Page Four (04)

FLEET

ENCLOSED TOO ARE COPIES MY Letters OF TRANSMITTAL TO SAID CHURCH. SAID EXPRESS CO. AND SAID HON. COURT, WHICH I HAVE SENT VIA CERTIFIED MAIL RETURN RECEIPT SERVICE REQUESTED WHICH I CALL TO YOUR ATTENTION TOO

IN THE EVENT FLEET HAS ADDITIONAL QUESTIONS OR COMMENTS Please

→ Page FIVE (05)

ADDRESS THEM TO ME
TO ME AT MY POST OFC
BOX ADDRESS

Copies ARE A Lot but
IT / they AVOID NEED TO
Needlesly REPEAT INFOR-
MATION

I WRITE IN THE MIDST
OF Exceedingly INCONVENI-
ENT AND VERY TROUBL-
ING CIRCUMSTANCES

AND this UNDERTAK-
ING IS PRICY AND TIME
CONSUMING AND the time

→ PAGE Six (06) →

AND COSTS ARE AN INTRUSION INTO TIME AND COSTS I NEED TO DO - to accomplish ADDITIONAL NEEDED things TO DO

RIGHT NOW IT'S Nearly 95°C F IN MY APARTMENT AIR CONDITIONING IS NOT PERMITTED. IT'S Hot AND VERY SULTRY. I'VE NO CROSS VENTILATION. I VERY BRIEFLY SUMMARIZE

WJIB July 24th Year 2001 (AM IN CAMBRIDGE MA) HAS BEEN OFF THE AIR MUCH OF TODAY. IT'S 11:05

→ to Page Seven (07)

CRAPO Shareholder
July 22 2001 FLEET
PAGE SEVEN(07) OF Seven(07)
P.M. NOW PP

SINCERELY
John Jennings Crapo
John J. Crapo.
AA, ABE, PRO SE

Enclosures:
C.C. With ENCLOSURES
HON DISTRICT COURT CAM-
BRIDGE DIVISION, MA TRIAL
COURT DEPARTMENT HON
MR Robert L. MOSCOW, IN
capacity AS HON CLRK-MAGIST-
RATE FEDEX (President's
OFC) MORMON CHURCH
(President's OFC)
"JIB" STILL FAILS TO Broad-
CAST JJC/jjC

JOHN J. CRAPO. PRO SE
PO BOX 400151
CAMBRIDGE MA 02140-0002

VIA CERTIFIED MAIL ARTICLE # 7000 1670 0011 1371 8713 RETURN RECEIPT REQUESTED

JULY 22ND 2001

 PLUS ENCLOSURES AND C.C. LETTERS OF TRANSMITTAL TO FLEETBOSTON FIN. CORP, FEDERAL EXPRESS CORP & DISTRICT COURT, HOL TRIAL COUR

PLEASE THE CHURCH OF JESUS CHRIST OF LATTER DAY SAINTS PRESIDENT'S OFFICE
47 EAST SOUTH TEMPLE STREET SALT LAKE CITY
UT 84150

DEAR GENTLEMEN AND LADIES

I WRITE TO ASK MANY QUESTIONS WHICH I ASK YOU TO ANSWER FOR ME by letter

TO PAGE TWO (02)

CHURCH OF JESUS CHRIST OF LATTER DAY SAINTS ("MORMON CHURCH

TO ME ADDRESSED AND MAILED TO ME VIA the United STATES POSTAL SERVICE TO ME AT MY POST OFFICE BOX PLEASE.

ENCLOSED ARE VARIOUS EXHIBITS WHICH I CALL TO YOUR ATTENTION

PLEASE:

PROVIDE ME With the NAME OF YOUR PRESIDENT, AND THE NAME OF THE PRESIDENT OF YOUR BOARD OF APOSTLES AND THE NAMES OF the FIRST AND SECOND COUNCILORS OF THE PRESIDENT AND OF THE BOARD

→ TO PAGE THREE (03)

CRAPO JULY 22 2001 MORMON
P THREE (03) OF NINE (09) Church
PAGES

PROVIDE ME WITH the NAMES OF YOUR STAKE PRESIDENT AND HIS FIRST AND SECOND COUNCILORS WHO HAVE JURISDICTION OVER AGASSIZ STREET CAMBRIDGE AND THE NAMES OF THE Bishops WHO HAVE JURISDICTION OVER SAID AGASSIZ Street ADDRESS AND THE NAMES OF THE ELDERS' QUORUM PRESIDENT AND FIRST AND SECOND COUNCILORS OF THE WARDS WHICH INCLUDE SAID AGASSIZ Street.

→ to page FOUR (04)

PROVIDE ME WITH THE NAMES OF YOUR RELIEF SOCIETY PRESIDENT AND FIRST AND SECOND COUNCILLORS FOR SAID AGASSIZ STREET

PROVIDE ME WITH THE NAME OF THE MISSION PRESIDENT WHO HAS JURISDICTION OVER SAID AGASSIZ STREET AND HIS FIRST AND SECOND COUNCILORS

PROVIDE ME WITH THE NAME OF THE OWNER OF ~~THE~~ YOUR

→ TO Page FIVE (05)

CRAPO July 22 2001
P. FIVE (05) of NINE (09) pages. Mormon CHURCH
CHURCH Properties AND LAND UNDER it IN CAMBRIDGE (MA) AND IN BELMONT (MA) AND IN SALT LAKE City (UTAH). AND IN BOISE IDAHO AND IN DIVERS other LOCATIONS

A COPY OF this Letter AND EXHIBITS I Send VIA CERTIFIED MAIL Return Receipt Sevice Requested please to
#7000 1670 0013 1784 5895
FEDERAL EXPRESS CORPORATION

→ to Page Six (06)

CRAPO JULY 22 2001
P. SIX (06) OF NINE (09) Pages MORMON CHURCH
#7000 2870 0000 2566 0795
FLEETBOSTON FINANCIAL CORPORATION

#7000 1670 0011 3068 3995
THE HONOURABLE DISTRICT COURT DEPARTMENT OF THE (MA) TRIAL COURT CAMBRIDGE DIVISION

A COPY OF MY letter OF TRANSMITTAL OF COPY OF this letter and exhibits TO Said COURT, FEDERAL EXPRESS AND SAID BANK HOLDING (Parent) CORPORATION

→ to PAGE SEVEN (07)

MORMON CHURCH

I ENCLOSE HEREIN AND I Call them to YOUR ATTENTION

THIS Letter I WRITE IN the MIDST OF EXCeedingly IN-CONVENIENT AND VERY TROUB LING CIRCUMSTANCES AND I SPEND Lots AND Lots OF TIM AND COSTS AND PRICES With THIS AND THIS TASK MEAN TIME AND EFFORTS AWAY FROM OTHER THINGS I AM EXPECTED to DO.

→ to PAGE EIGHT (08.

MORMON CHURCH

A COPY OF MY letter to FEDERAL EXPRESS AND ENCL-OSURES VIA CERTIFIED MAIL #7000 1670 0013 1784 5895 RETURN RECEIPT SERVICE REQUESTED SERVICE PLEASE I Call to YOUR ATTENTION ENCLOSED HEREIN

I'Ve INCLUDED A TABLE OF CONTENTS OF MY EXHIBITS OF THIS LETTER WHICH I CALL TO YOUR ATTENTION FINAL VERY BRIEFLY AS MY ^ COMMENT I REPORT MY MONTH-LY RENT IS $800. MY MON-

→ TO PAGE NINE (09)

MORMON CHURCH

THLY check is Nearly $795-
I DO NOT GET RENT SUB SID
Y AND THE STAT OF MA
FAILS TO GIVE ME DISA-
BILITY RETIREMENT

SINCERELY,
John Jennings Crapo,
John J. Crapo, Pro SE

ENCl:
C.C. With Enclosures Via Certi
FIED MAIL RETURN RCPT
REQUESTED PLEASE
HON DISTRICT COURT
FEDERAL EXPRESS CORP.
FLEETBOSTON FINANCIAL
CORPORATION

JJC/jjC

J.J. CRAPO PRO SE TO THE HON MORMON CHURCH SUNDAY JULY 22 2001

TABLE OF CONTENTS

#	DISCRIPTION	PAGES
01	COPY letter AUG 04 2000 HON DIST CT MA TRIAL COURT DEPT CAMBRIDGE (MA) CLERK-MAGISTRATE HON MR Robert L. MOSCOW	
02	VOIDED TABLE CONTENTS Page ONE Jul 22 2001	
03.-06	UNDATED MESSAGE OF THE MORMON CHURCH	
07-11	SECTION 89 DOCTRINE AN COUENANTS (PP 154-155)	
12-13	FROM HARVARD UNIVERSITY MEDICAL SCHOOL MARCH 2001	

TO PAGE TWO (02) →

J.J. CRAPO PRO SE to
HON MORMON CHURCH
SUNDAY JUL 22ND 2001

TABLE OF CONTENTS

14 THE CAMBRIDGE HOSP AFFILIATE OF HARVARD UNIVERSITY DIPLOMATA JUNE 08 2001
15 HARVARD UNIVERSITY NOTICE NOV 02 2001
16-17 PARENT-CHILD CORRELATIONS Pp 73-74
18-19 PSYCHOPHARMACOLOGY IN THE ELDERLY: RISKS, BENEFITS, AND SIDE EFFECTS - STEPHEN L. PINALS. MD
20-24 AMERICAN CIVIL LIBERTIES UNION

TO PAGE ~~THREE~~ THREE(03) →

J.J. CRAPO. PRO SE
HON MORMON CHURCH
SUNDAY JUL 22 2001
TABLE OF CONTENTS

25- ADVO 33929
28
29- PRESCRIPTION,
30 Dec 21 2000
31- FEDEX JULY
32 Year 2001
33- Boston HERALD
34 "Accused Serial
Pedophile..."
July Ninth 2001
35 DALLAS TX
GRAND-Son OF
SLAVES died at
103 YRS OF AGE
B. HERALD JUL 09 2001

PAGE THREE (03) OF SEVEN (07) PAGES

→ to Page Four (04)

J.J. Crapo PRO SE
Hon Mormon Church
July 22nd 2001

TABLE OF CONTENTS
PAGE FOUR (04) OF SEVEN (07) PAGES

36 B. HERALD Jul 09 2001 Thief TAKES OXY-Contin IN Randolph
37 MITSUBISHI INT. CORP. ______
38- MANISCHEWITZ
39 COMPANY ______
40- RCPT KINKO'S INC
41 Jul 23 2001
42- FRONT PIECE
43 ______
44- CVS AND
~~46~~ DUNKIN DONUTS
~~10~~ July 23 2001
47 ______
48- BOSTON HERALD (July
50 23 2001) PUBLISHER'S Mother has DIED

→ page FIVE (05)

J.J. Crapo, Pro SE
Mormon Church
July 22nd 2001
TABLE OF CONTENTS
PAGE FIVE (05) OF Seven (07) pages

51- Former Producer Says
52 (MR) HARRISON, former Beatle "IS READY to DIE..." Boston HERALD July 23, 2001
53- BOSTON HERALD
54 Jul 23, 2001 "GIANT SHADOW..." MR WILLIAM KUSSELL "DUNKIN DONUTS will FACE A CHALLENGE ... IN HIS COMPANY'S HOME TURF..."
55 July 19 2001 REQUISITION Form

→ to PAGE Six (06)

J.J. CRAPO. PRO SE
MORMON CHURCH
JULY 22ND 2001
TABLE OF CONTENTS
PAGE SEVEN/(07)
~~56~~ OF SEVEN (07)
~~56~~ PAGES

CRAPO
Exhibit one (01) of FIFTY-FIVE
(55) EXHIBITS

Commonwealth of Massachusetts
District Court Department of the Trial Court
Cambridge Division

ROBERT L. MOSCOW
Clerk-Magistrate

40 Thorndike Street
Cambridge, MA 02141
617-494-4331

August 04, 2000

John J. Crapo
Post Office Box 400151
Cambridge, Massachusetts 02140-0002

Dear Mr. Crapo:

Please find enclosed the statement of damages which must be filed in order to accept your case. Also, enclosed is a summons so you may serve the defendant. You may purchase more summones, if necessary, from our civil department. You may resubmit your check with the statement of damages.

Again, I must insist that you name parties to your action.

See enclosed rule 10 of rule of civil procedures which also must be adhered to.

Sincerely,

Robert L. Moscow
Clerk-Magistrate

RLM/mcd
encl.

J.J. CRAPO PRO SE TO THE MORMON CHURCH
SUNDAY JULY 22 YEAR 2001

TABLE OF CONTENTS

PAGE ONE(01) OF

NO	DISCRIPTION
ONE	COPY Letter AUG 04 2000 OF THE HON DISTRICT COURT MA TRIAL COURT CAMBRIDGE DIV CLRK-MAGISTRATE HON MR Robert L. MOSCO

CRAPO EXHIBIT TWO(02) OF FIFTY-FIVE (55) EXHIBITS

CRAPO
EXHIBIT#three(03)
OF FIFTY-FIVE(55)
EXHIBITS

Hello John,

We're the missionaries from the Church of Jesus Christ of Latter Day Saints. We had you on our records and thought we would stop by. Give us a call and we would love to set a time to come by and get to know you. God bless!

Elder Wright
&
Elder Boster (617) 782-2174

CRAPO
EXHIBIT # FOUR (04)
OF FIFTY-FIVE (55)
EXHIBITS

Hello John,

We're the missionaries from the Church of Jesus Christ of Latter Day Saints. We had you on our records and thought we would stop by. Give us a call and we would love to set a time to come by and get to know you. God bless!

Elder Wright
&
Elder Boster (617) 782-2174

CRAPO
EXHIBIT # FIVE (05)
OF FIFTY-FIVE (55)
EXHIBITS

Hello John,

We're the missionaries from the Church of Jesus Christ of Latter Day Saints. We had you on our records and thought we would stop by. Give us a call and we would love to set a time to come by and get to know you. God bless!

Elder Wright
+
Elder Boster (617) 782-2174

CRAPO
EXHIBIT # SIX (06)
OF FIFTY-FIVE (55)
EXHIBITS

Elder Wright
+
Elder Boster (617) 782-2774

CRAPO EXHIBIT #Seven(07) OF FIFTY-FIVE(55) EXHIBITS

sanctuary, a tabernacle of the Holy Spirit to your edification.

138. And ye shall not receive any among you into this school save he is clean from the blood of this generation;

139. And he shall be received by the ordinance of the [a]washing of feet, for unto this end was the ordinance of the washing of feet instituted.

140. And again, the ordinance of washing feet is to be administered by the president, or presiding elder of the church.

141. It is to be commenced with prayer; and after partaking of bread and wine, he is to gird himself according to the pattern given in the thirteenth chapter of John's testimony concerning me. Amen.

SECTION 89.

REVELATION *given through Joseph Smith the Prophet, at Kirtland, Ohio, February 27, 1833, known as the Word of Wisdom. —— Abstinence from wine, strong drink, tobacco and hot drinks enjoined—Moderation in the eating of meat—Wholesome foods—Promises to those who live according to these precepts.*

1. A Word of Wisdom, for the benefit of the council of high priests, assembled in Kirtland, and the church, and also the saints in Zion—

2. To be sent greeting; not by commandment or constraint, but by revelation and the word of wisdom, showing forth the order and will of God in the temporal salvation of all saints in the last days—

3. Given for a principle with [a]promise, adapted to the capacity of the weak and the weakest of all saints, who are or can be called saints.

4. Behold, verily, thus saith the Lord unto you: In consequence of evils and designs which do and will exist in the hearts of conspiring men in the last days, I have warned you, and forewarn you, by giving unto you this word of wisdom by revelation—

5. That inasmuch as any man drinketh wine or strong drink among you, behold it is not good, neither meet in the sight of your Father, only in assembling yourselves together to offer up your sacraments before him.

6. And, behold, this should be wine, yea, [b]pure wine of the grape of the vine, of your own make.

7. And, again, [c]strong drinks are not for the belly, but for the washing of your bodies.

8. And again, tobacco is not for the body, neither for the belly, and is not good for man, but is an herb for bruises and all sick cattle, to be used with judgment and skill.

9. And again, hot drinks are not for the body or belly.

10. And again, verily I say unto you, [d]all wholesome herbs God hath ordained for the constitution, nature, and use of man—

11. Every herb in the season thereof, and every fruit in the season thereof; all these to be used with prudence and thanksgiving.

3a, see 2a. SEC. 89: a, vers. 18—21. b, 27:1—14. c, 27:3, 4. d, 59:17—20. Gen. 1:29. Al. 46:40.

12. Yea, flesh also of beasts and of the fowls of the air, I, the Lord, have ordained for the use of man with thanksgiving; nevertheless they are to be used sparingly;

13. And it is pleasing unto me that they should not be used, [e]only in times of winter, or of cold, or famine.

14. All grain is ordained for the use of man and of beasts, to be the staff of life, not only for man but for the beasts of the field, and the fowls of heaven, and all wild animals that run or creep on the earth;

15. And these hath God made for the use of man only in [f]times of famine and excess of hunger.

16. All grain is good for the food of man; as also the fruit of the vine; that which yieldeth fruit, whether in the ground or above the ground—

17. Nevertheless, wheat for man, and corn for the ox, and oats for the horse, and rye for the fowls and for swine, and for all beasts of the field, and barley for all useful animals, and for mild drinks, as also other grain.

18. And all saints who remember to keep and do these sayings, walking in obedience to the commandments, shall [g]receive health in their navel and marrow to their bones;

19. And shall [h]find wisdom and great treasures of knowledge, even hidden treasures;

20. And shall run and not be weary, and shall walk and not faint.

21. And I, the Lord, give unto them a promise, that the destroying angel [i]shall pass by them, as the children of Israel, and not slay them. Amen.

sanctuary, a tabernacle of the Holy Spirit to your edification.

138. And ye shall not receive any among you into this school save he is clean from the blood of this generation;

139. And he shall be received by the ordinance of the [a]washing of feet, for unto this end was the ordinance of the washing of feet instituted.

140. And again, the ordinance of washing feet is to be administered by the president, or presiding elder of the church.

141. It is to be commenced with prayer; and after partaking of bread and wine, he is to gird himself according to the pattern given in the thirteenth chapter of John's testimony concerning me. Amen.

SECTION 89.

REVELATION *given through Joseph Smith the Prophet, at Kirtland, Ohio, February 27, 1833, known as the Word of Wisdom.* —— *Abstinence from wine, strong drink, tobacco and hot drinks enjoined—Moderation in the eating of meat—Wholesome foods—Promises to those who live according to these precepts.*

1. A Word of Wisdom, for the benefit of the council of high priests, assembled in Kirtland, and the church, and also the saints in Zion—

2. To be sent greeting; not by commandment or constraint, but by revelation and the word of wisdom, showing forth the order and will of God in the temporal salvation of all saints in the last days—

3. Given for a principle with [a]promise, adapted to the capacity of the weak and the weakest of all saints, who are or can be called saints.

4. Behold, verily, thus saith the Lord unto you: In consequence of evils and designs which do and will exist in the hearts of conspiring men in the last days, I have warned you, and forewarn you, by giving unto you this word of wisdom by revelation—

5. That inasmuch as any man drinketh wine or strong drink among you, behold it is not good, neither meet in the sight of your Father, only in assembling yourselves together to offer up your sacraments before him.

6. And, behold, this should be wine, yea, [b]pure wine of the grape of the vine, of your own make.

7. And, again, [c]strong drinks are not for the belly, but for the washing of your bodies.

8. And again, tobacco is not for the body, neither for the belly, and is not good for man, but is an herb for bruises and all sick cattle, to be used with judgment and skill.

9. And again, hot drinks are not for the body or belly.

10. And again, verily I say unto you, [d]all wholesome herbs God hath ordained for the constitution, nature, and use of man—

11. Every herb in the season thereof, and every fruit in the season thereof; all these to be used with prudence and thanksgiving.

3a, see 2a. Sec. 89: a, vers. 18—21. b, 27:1—14. c, 27:3, 4. d, 59:17—20. Gen. 1:29. Al. 46:40.

12. Yea, flesh also of beasts and of the fowls of the air, I, the Lord, have ordained for the use of man with thanksgiving; nevertheless they are to be used sparingly;

13. And it is pleasing unto me that they should not be used, [e]only in times of winter, or of cold, or famine.

14. All grain is ordained for the use of man and of beasts, to be the staff of life, not only for man but for the beasts of the field, and the fowls of heaven, and all wild animals that run or creep on the earth;

15. And these hath God made for the use of man only in [f]times of famine and excess of hunger.

16. All grain is good for the food of man; as also the fruit of the vine; that which yieldeth fruit, whether in the ground or above the ground—

17. Nevertheless, wheat for man, and corn for the ox, and oats for the horse, and rye for the fowls and for swine, and for all beasts of the field, and barley for all useful animals, and for mild drinks, as also other grain.

18. And all saints who remember to keep and do these sayings, walking in obedience to the commandments, shall [g]receive health in their navel and marrow to their bones;

19. And shall [h]find wisdom and great treasures of knowledge, even hidden treasures;

20. And shall run and not be weary, and shall walk and not faint.

21. And I, the Lord, give unto them a promise, that the destroying angel [i]shall pass by them, as the children of Israel, and not slay them. Amen.

CRAPO EXHIBIT # EIGHT(08) OF FIFTY-FIVE(55) EXHIBITS

CRAPO EXHIBIT # NINE (09) OF FIFTY-FIVE (55) EXHIBITS

sanctuary, a tabernacle of the Holy Spirit to your edification.

138. And ye shall not receive any among you into this school save he is clean from the blood of this generation;

139. And he shall be received by the ordinance of the [a]washing of feet, for unto this end was the ordinance of the washing of feet instituted.

140. And again, the ordinance of washing feet is to be administered by the president, or presiding elder of the church.

141. It is to be commenced with prayer; and after partaking of bread and wine, he is to gird himself according to the pattern given in the thirteenth chapter of John's testimony concerning me. Amen.

SECTION 89.

REVELATION *given through Joseph Smith the Prophet, at Kirtland, Ohio, February 27, 1833, known as the Word of Wisdom. —— Abstinence from wine, strong drink, tobacco and hot drinks enjoined—Moderation in the eating of meat—Wholesome foods—Promises to those who live according to these precepts.*

1. A Word of Wisdom, for the benefit of the council of high priests, assembled in Kirtland, and the church, and also the saints in Zion—

2. To be sent greeting; not by commandment or constraint, but by revelation and the word of wisdom, showing forth the order and will of God in the temporal salvation of all saints in the last days—

3. Given for a principle with [a]promise, adapted to the capacity of the weak and the weakest of all saints, who are or can be called saints.

4. Behold, verily, thus saith the Lord unto you: In consequence of evils and designs which do and will exist in the hearts of conspiring men in the last days, I have warned you, and forewarn you, by giving unto you this word of wisdom by revelation—

5. That inasmuch as any man drinketh wine or strong drink among you, behold it is not good neither meet in the sight of your Father, only in assembling yourselves together to offer up your sacraments before him.

6. And, behold, this should be wine, yea, [b]pure wine of the grape of the vine, of your own make.

7. And, again, [c]strong drinks are not for the belly, but for the washing of your bodies.

8. And again, tobacco is not for the body, neither for the belly, and is not good for man, but is an herb for bruises and all sick cattle, to be used with judgment and skill.

9. And again, hot drinks are not for the body or belly.

10. And again, verily I say unto you, [d]all wholesome herbs God hath ordained for the constitution, nature, and use of man—

11. Every herb in the season thereof, and every fruit in the season thereof; all these to be used with prudence and thanksgiving.

3x, see 2a. Sec. 89: a, vers. 18—21. b, 27:1—14. c, 27:3, 4. d, 59:17—20. Gen. 1:29. Al. 46:40.

12. Yea, flesh also of beasts and of the fowls of the air, I, the Lord, have ordained for the use of man with thanksgiving; nevertheless they are to be used sparingly;

13. And it is pleasing unto me that they should not be used, [e]only in times of winter, or of cold, or famine.

14. All grain is ordained for the use of man and of beasts, to be the staff of life, not only for man but for the beasts of the field, and the fowls of heaven, and all wild animals that run or creep on the earth;

15. And these hath God made for the use of man only in [f]times of famine and excess of hunger.

16. All grain is good for the food of man; as also the fruit of the vine; that which yieldeth fruit, whether in the ground or above the ground—

17. Nevertheless, wheat for man, and corn for the ox, and oats for the horse, and rye for the fowls and for swine, and for all beasts of the field, and barley for all useful animals, and for mild drinks, as also other grain.

18. And all saints who remember to keep and do these sayings, walking in obedience to the commandments, shall [g]receive health in their navel and marrow to their bones;

19. And shall [h]find wisdom and great treasures of knowledge, even hidden treasures;

20. And shall run and not be weary, and shall walk and not faint.

21. And I, the Lord, give unto them a promise, that the destroying angel [i]shall pass by them, as the children of Israel, and not slay them. Amen.

---

139. And he shall be received by the ordinance of the "washing of feet, for unto this end was the ordinance of the washing of feet instituted.

with prayer; and after partaking of bread and wine, he is to gird himself according to the pattern given in the thirteenth chapter of John's testimony concerning me. Amen.

SECTION 89.

REVELATION *given through Joseph Smith the Prophet, at Kirtland, Ohio, February 27, 1833, known as the Word of Wisdom. —— Abstinence from wine, strong drink, tobacco and hot drinks enjoined—Moderation in the eating of meat—Wholesome foods—Promises to those who live according to these precepts.*

1. A Word of Wisdom, for the benefit of the council of high priests, assembled in Kirtland, and the church, and also the saints in Zion—

2. To be sent greeting; not by commandment or constraint, but by revelation and the word of wisdom, showing forth the order and will of God in the temporal salvation of all saints in the last days—

3. Given for a principle with ᵃpromise, adapted to the capacity of the weak and the weakest of all saints, who are or can be called saints.

4. Behold, verily, thus saith the Lord unto you: In consequence of evils and designs which do and will exist in the hearts of conspiring men in the last days, I have warned you, and forewarn you, by giving unto you this word of wisdom by revelation—

5. That inasmuch as any man drinketh wine or strong drink among you, behold it is not good, neither meet in the sight of your Father, only in assembling yourselves together to offer up your sacraments before him.

6. And, behold, this should be wine, yea, ᵇpure wine of the grape of the vine, of your own make.

7. And, again, ᶜstrong drinks are not for the belly, but for the washing of your bodies.

8. And again, tobacco is not for the body, neither for the belly, and is not good for man, but is an herb for bruises and all sick cattle, to be used with judgment and skill.

9. And again, hot drinks are not for the body or belly.

10. And again, verily I say unto you, ᵈall wholesome herbs God hath ordained for the constitution, nature, and use of man—

11. Every herb in the season thereof, and every fruit in the season thereof; all these to be used with prudence and thanksgiving.

2a, see 2a. SEC. 89: a, vers. 18—21. b, 27:1—14. c, 27:3, 4. d, 59:17—20. Gen. 1:29. Al. 46:40.

13. And it is pleasing unto me that they should not be used, ᵉonly in times of winter, or of cold, or famine.

14. All grain is ordained for the use of man and of beasts, to be the staff of life, not only for man but for the beasts of the field, and the fowls of heaven, and all wild animals that run or creep on the earth;

15. And these hath God made for the use of man only in ᶠtimes of famine and excess of hunger.

16. All grain is good for the food of man; as also the fruit of the vine; that which yieldeth fruit, whether in the ground or above the ground—

for mild drinks, as also other grain.

18. And all saints who remember to keep and do these sayings, walking in obedience to the commandments, shall ᵍreceive health in their navel and marrow to their bones;

19. And shall ʰfind wisdom and great treasures of knowledge, even hidden treasures;

20. And shall run and not be weary, and shall walk and not faint.

21. And I, the Lord, give unto them a promise, that the destroying angel ⁱshall pass by them, as the children of Israel, and not slay them. Amen.

CRAPO EXHIBIT# TEN (10) OF FIFTY-FIVE (55) EXHIBITS

CRAPO
EXHIBIT #
ELEVEN (11) OF
FIFTY-FIVE (55)
EXHIBITS

From Harvard Medical School
The Harvard Mental Health Letter
P. O. Box 420448
Palm Coast, FL 32142-0448

PERIODICALS
POSTAGE
PAID
AT BOSTON, MA
AND ADDITIONAL
MAILING OFFICES

march 01
year 2001

Your Current Issue Is Enclosed.

#BXNBTDF
#0165100049253767# 0103 JUN01
JOHN JENNINGS CRAPO
PO BOX 400151
CAMBRIDGE MA 02140-000251

CRAPO EXHIBIT # Twelve (12) OF
FIFTY-FIVE (55) EXHIBITS

CRAPO EXHIBIT # THIRTEEN (13) OF FIFTY-FIVE (55) ✓

after treatment, 80% of patients were free of panic attacks; 18%–64% no longer suffered from agoraphobia, and 33%–60% were no longer seriously impaired. In a 1996 study, one in three were found to have recovered and about half were somewhat improved six years after a course of antidepressant treatment and cognitive behavioral therapy. In still another study, 50% were free of panic after two years, but only 20% were "high-functioning." More long-term studies will tell how long drugs should be continued, which treatments work best for which patients, and which parts of cognitive behavioral therapy are most important.

For information and referrals, consult Anxiety Disorders Association of America, 6000 Executive Boulevard, Suite 200, Rockville, Maryland 20852-4004. Telephone 301-231-8368. On the Web: www.adaa.org.

FOR FURTHER READING

American Psychiatric Association. "Practice Guidelines for the Treatment of Patients with Panic Disorder," *American Journal of Psychiatry*, Supplement (May 1998): Vol. 155, No. 5.

Craske M. *Mastery of Your Anxiety and Panic: Therapist Guide*, 3d ed. Academic Press, 2000.

Gorman J. "Neuroanatomical Hypothesis of Panic Disorder Revised," *American Journal of Psychiatry* (April 2000): Vol. 57, No. 4, pp. 493–505.

Rosenbaum J, ed. "Treatment of Panic Disorder: The State of the Art," *Journal of Clinical Psychiatry*, Supplement 2 (1997): Vol. 58.

Stalking

Stalking is obsessional pursuit, harassment, and intimidation by a person who has or believes he has a significant personal relationship with the object of his unwanted attention. Stalkers may send letters, packages, or e-mails, make harassing phone calls, or appear repeatedly at the victim's home or workplace. Sometimes they destroy property and assault or even murder their victims. In the spectrum of actions that lie between surveillance and physical harm, it is probably repeated harassment that defines the difference between stalking and unwanted courtship by a stranger, rejected suitor, or former lover.

Broadly defined, stalking is surprisingly common. In one survey, 12% of women and 4% of men said they had been stalked at some time. That's more than 12 million women and nearly 4 million men — even if in many of these cases the victims were only moderately concerned for their safety. The annual rate may be as high as 6% for women and 1.5% for men; these numbers seem high because stalking often persists for several years. In one large survey of victims, about three-quarters had been spied on, almost half had been overtly threatened, almost a third had had property destroyed, and 10% had had a pet killed or threatened. Victims often have to be treated for anxiety, depression, and post-traumatic stress. Their lives may be seriously disrupted; many have to change their jobs or move.

Although rare, false claims of stalking are also possible. Whenever a great deal of attention is given to a social problem, a few people will take advantage of the public's interest for their own purposes. False claims themselves can become a form of harassment; for example, there are a few cases in which innocent people have been jailed.

Some 80%–90% of stalkers are men and 80%–90% of their victims are women, but all other combinations may occur, including same-sex combinations. Stalking is a symptom, and the underlying motives and psychiatric diagnoses vary from person to person. The most highly publicized stalkers are those who have delusions about their relationship with the victim. Mental health professionals may be stalked by a psychotic patient, and anyone may be pursued by a delusional acquaintance or stranger. Celebrity stalking and other cases reported in the press often fall into this class; a well-known example is the woman who believed she was the wife of the talk show host David Letterman and was once arrested while driving his car.

This kind of delusion is sometimes called erotomania, a term that suggests obsessive love or a belief on the part of the stalker that the victim is in love with him. The stalker may also suffer from another kind of delusional disorder or from schizophrenia or bipolar disorder. Unable to sustain normal personal relationships, he conceives an imaginary relationship with someone he knows slightly or has never met. The fantasy becomes quite detailed, and he feels compelled to take some action to prove its reality. When the victim does not respond as expected, threats and even violence may ensue.

EXHIBIT 1

CRAPO EXHIBIT # FOURTEEN (14) OF FIFTY FIVE (55) EXHIBITS

The Cambridge Hospital
Affiliated with
Harvard Medical School
Continuing Education Division
Department of Psychiatry

THIS IS TO CERTIFY MR JOHN JENNINGS CRAPO, A.A., A.B.E., NOTARY PUBLIC, PRO SE, NON L.L.B., NON M.S. IN S.S., NON A.M. IN GOVT, NON M.S. IN P.A., NON PRACTISING L.C.S.W., NON L.P.N. Attended in its Entirety The Cambridge Hospital Continuing Education Division Course

Judy Reiner Platt, Ed. D.
Director

Doris Hutchinson
Administrative Assistant

Understanding and Treating the Aging Population
June 8th, 2001

This course is designed to meet the requirement for 7 hours of Category 2 Credit for Massachusetts relicensure for PHYSICIANS.

The Cambridge Hospital, Department of Psychiatry, is approved by the AMERICAN PSYCHOLOGICAL ASSOCIATION to offer continuing education for psychologists. The APA Approved Sponsor maintains responsibility for the program. This course offers 7 continuing education credits.

The Cambridge Hospital, Department of Psychiatry, is approved as a provider of continuing education by the MASSACHUSETTS NURSES ASSOCIATION and may grant Continuing Education Contact Hours to RNs. This Continuing Education activity carries 8.4 Contact Hours. The MNA is accredited as an approver of Continuing Education in nursing by the American Nurses Credentialing Center's Commission on Accreditation.

This program has been approved for 7 Category I Continuing Education Hours for relicensure in accordance with 258 CMR. NATIONAL ASSOCIATION OF SOCIAL WORKER Authorization # D36768-7.

The Cambridge Hospital Continuing Education Division is recognized by the NATIONAL BOARD FOR CERTIFIED COUNSELORS to offer continuing education for National Certified Counselors. It is the responsibility of the provider to abide by NBCC Continuing Education Guidelines. This program is approved for 7 contact hours, Provider # 5444, and is applicable for Commonwealth of Massachusetts COUNSELING/ALLIED MENTAL HEALTH and PDP accreditation.

This activity has been certified by the Massachusetts, Connecticut, and Rhode Island ASSOCIATION FOR MARRIAGE & FAMILY THERAPY, INC., for 7 contact hours for professional continuing education. Certification # PC-03042.

Judy Reiner Platt
Judy Reiner Platt, Ed.D.
Director, Continuing Education

Cambridge Hospital Professional Services - Continuing Education Division
P.O. Box 398075/Inman Square - Cambridge, MA 02139
Telephone (617) 503-3460 or FAX (617) 503-3462
Email: cme@challiance.org

CRAPO EXHIBIT# FIFT-een (15) OF FIFTY-FIVE (55)

EXHIB-15

HARVARD MEDICAL SCHOOL
DEPARTMENT OF CONTINUING EDUCATION

TREATING COUPLES

BOSTON PARK PLAZA HOTEL

offered by

THE DEPARTMENT OF PSYCHIATRY
CAMBRIDGE HOSPITAL PROFESSIONAL SERVICES

with the collaboration of

The Couples and Family Center Training Program, Cambridge Hospital Professional Services
and
The Family Institute of Cambridge

Under the Direction of

Richard Chasin, M.D. **Henry Grunebaum, M.D.** **Judy Reiner Platt, Ed.D.**

FRIDAY - NOVEMBER 2, 2001

8:00 - 8:45	**REGISTRATION AT THE BOSTON PARK PLAZA HOTEL**	
8:45 - 12:30	**MORNING PROGRAM - Moderator: Mary Catherine Ward**	
	Using Enactment in Couples Therapy	Michael P. Nichols
	The Human Moment: Family Connections and Resiliency	Edward M. Hallowell
12:30 - 1:45	**BREAK**	
1:45 - 5:00	**AFTERNOON PROGRAM - Moderator: C. Teresa Delgado**	
	Integrating Couples and Sex Therapy	Derek C. Polonsky
	Encouraging Relational Resilience in Families with Affective Illness	Lynn Focht-Birkerts
	Men, Emotion, and Couples Therapy	Robert Dingman

SATURDAY - NOVEMBER 3, 2001

8:45 - 12:30	**MORNING PROGRAM - Moderator: Richard Chasin**	
	Couples on the Fault Line: New Directions for Therapists	Peggy Papp
	The Power of Intention: Finding and Focusing Positive Energy in Couples	Pamela Gelb
12:30 - 1:45	**BREAK**	
1:45 - 5:00	**AFTERNOON PROGRAM - Moderator: Henry Grunebaum**	
	Narrowing the Gap	Jody Heymann
	Envisioning New Futures, Building New Relationships	William C. Madsen
	Ebb and Flow: A Theory of Lasting Relationships	Jacqueline Olds, Richard S. Schwartz

For further information, contact: Cambridge Hospital Professional Services - Continuing Education, PO Box 398075-Inman Square, Cambridge, MA 02139. Phone: (617) 503-3460, FAX: (617) 503-3462 or email: cme@challiance.org.

CRAPO EXHIBIT Sixteen (16) OF FIFTY-FIVE (55) EXHIBITS

Parent-Child Correlations

The Relationship between Parental Quantity Measures and Child Measures

There were no significant findings in this area when mothers' and fathers' scores were examined together. A potentially interesting trend, however, will be mentioned later on. Total number of words or utterances spoken by mother and father combined were completely unrelated to any of the child's measures, including the child's age. It thus was not the case that the older or the more verbal children got more speech from parents.

Mother-Father comparisons. As can be seen from Table 15, in almost every case the amount of speech by father was more strongly associated with child measures than the amount of speech by mother although they did not reach statistical significance. The correlation between father's amount of speech (total number of words) and amount of interaction (total number of turns) and child's age is very similar to that of mother and child. I.e. Parents are similarly tuned to the child's age: neither appears to adjust the amount of talking they do in accordance with the child's age. However, when measures of the child's verbalness are examined - his MLU, his syntactic score (DSS) and the total amount of speech by the child - fathers' correlations are higher than mothers'. In most cases they fall short of statistical significance, but in some instances they approach it. Thus for example, the correlation between total number of father's turns to child and the child's DSS score is .45 ($P<.08$) while mothers' is -.10(NS). Father's total number of turns and child's total number of words is .46 ($P<.07$) while mother's is .12 (NS).

CRAPO EXHIBIT #Seventeen (17) OF FIFTY-FIVE (55) EXHIBITS

Table 15: The Amount of Parental Speech to Child in relation to Child Measures

	Words to Child		Turns to Child		M-F Differences in Corr 1)	
	M	F	M	F	Turns	Words
Age	.24(NS)	.28(NS)	.26(NS)	.33(NS)	NS	NS
MLU	.05(NS)	.38(NS)	-.17(NS)	.36(NS)	*	p<.10
DSS	.14(NS)	.39(NS)	-.10(NS)	.45(.08)t	*	NS
Total W	.18(NS)	.39(NS)	.12(NS)	.46(.07)t	*	NS

1) Fisher's r to z Transformation for testing the significance of differences in correlations (one tailed)

* p<.05

CRAPO EXHIBIT # Eighteen (18) OF FIFTY-FIVE (55) EXHIBITS

PSYCHOPHARMACOLOGY IN THE ELDERLY: RISKS, BENEFITS, AND SIDE EFFECTS

Stephen L. Pinals, M.D.

Older adults are among the greatest consumers of medications and the number of prescribed drugs increases directly with age. The use of psychotropic drugs is disproportionately higher in the elderly as compared to younger adults, and particularly so with medically ill and nursing home patients. As a result, older adults are more likely to suffer from the effects of polypharmacy, drug interactions, and adverse reactions. Poor rates of medication compliance add yet another layer of complexity to the task of prescribing for the elderly.

Age-related changes in biologic and cognitive functioning have significant impact upon standard pharmacologic practice. For instance, hepatic and renal drug clearance diminish with age, leading to increased drug accumulation and side effects. Normal aging also leads to reduced concentrations of neurotransmitters and potentially enhanced sensitivity to the cognitive effects of psychotropic drugs. For these reasons and many others, geriatric patients are more likely to experience common side effects of psychotropic drugs: sedation, confusion, hypotension, cardiac side effects, and anticholinergic reactions. The challenge for physicians and nurse practitioners is to prescribe lower starting doses of appropriate medications, and to monitor response, reactions, and side effects closely.

In the last decade, numerous medications have become available with improved safety profiles and lower risks for dangerous side effects. As a result, there have been dramatic increases in the number of new prescriptions from general practitioners for their elderly patients. Naturally, these medications are not without risk, and poorly informed consumers (and clinicians) are often subject to untold reactions and negative outcomes. In this review, we will discuss some of the potential risks, benefits, and side effects of the more recently available antidepressant, antipsychotic, and cognitive enhancing medications commonly used in the elderly.

Suggested Readings

1) Pinals SL. Geriatric psychopharmacology: antipsychotic and antidepressant medications in the elderly. Journal of Geriatric Psychiatry, 2001 (in press).

2) Pinals SL, Satlin A. Disorders in the geriatric population. In: Sederer LI, Rothschild AJ (eds), Acute Care Psychiatry; Diagnosis and Treatment. Williams & Wilkins, Baltimore, 1997.

3) Satlin A, Liptzin B, Jenike M, Salzman C, Pinals SL. The Elderly Person. In: Nicholi A (ed), The New Harvard Guide to Psychiatry. Belknap Press of Harvard University Press, Cambridge, 1997.

4) Salzman C, ed. Clinical geriatric psychopharmacology, 2nd ed. Baltimore: Williams & Wilkins, 1992.

5) Nelson JC, ed. Geriatric psychopharmacology. New York: Marcel Dekker, Inc., 1998

CRAPO EXHIBIT # NINETEEN (19) OF FIFTY-FIVE (55) EXHIBITS

American Civil Liberties Union
125 Broad Street, 18th Floor
New York, New York 10004-2400

Membership Renewal Notice Enclosed

MR. JOHN JENNINGS CRAPO 58926296
10 AGASSIZ STREET, #30
CAMBRIDGE, MA 02140-2825

YOUR DUES ARE SHARED WITH THE CLU OF MASSACHUS

CRAPO

Before 3 PM July 20 2001

EXHIBIT # Twenty of Fifty-Five (55) Exhibits

American Civil Liberties Union
125 Broad Street, 18th Floor
New York, New York 10004-2400

PRESORTED FIRST CLASS

MAILED FROM ZIP CODE 10004 JUL 13 01

U.S. POSTAGE 00.260
H METER 467588

Membership Renewal Notice Enclosed

MR. JOHN JENNINGS CRAPO 58926296
10 AGASSIZ STREET, #30
CAMBRIDGE, MA 02140-2825

YOUR DUES ARE SHARED WITH THE CLU OF MASSACHUS

Before 3pm July 20 2001

CRAPO EXHIBIT # TWENTY-ONE (21) OF FIFTY-FIVE (55) EXHIBITS

American Civil Liberties Union
125 Broad Street, 18th Floor
New York, New York 10004-2400

ACLU Membership Renewal

PRESORTED FIRST CLASS

U.S. POSTAGE 00269

THANK YOU FOR YOUR CONTRIBUTIONS DURING THE PAST YEAR

PLEASE CONTINUE MY MEMBERSHIP THROUGH FEBRUARY 2002

AT THIS CRUCIAL TIME [illegible] ACLU BY [illegible] MY CONTRIBUTION AT:

Membership Renewal Notice Enclosed

[illegible]

- [illegible]
- Please make your check payable to the ACLU. Contributions to the ACLU are not tax-deductible.
- If you have already sent your payment, please disregard this notice.

Email Address

ACLU 125 BROAD ST., 18TH FL. NEW YORK, NY 10004-2400 http://www.aclu.org

CRAPO EXHIBIT # TWENTY-TWO (22) OF FIFTY-FIVE (55) EXHIBITS

CRAPO EXHIBIT # ✓
Twenty-Three (23) of
^ FIFTY-FIVE (55)
EXHIBITS

NADINE STROSSEN
PRESIDENT

July 2001

Dear ACLU Member:

Just because Bush allies no longer control the Senate, please don't think for a minute that this means we can let up in our fight to protect fundamental rights and liberties. Or that it doesn't matter whether you renew your ACLU membership.

Because it does matter.

RECYCLED PAPER

MR012

American Civil Liberties Union
125 Broad Street, 18th Floor
New York, New York 10004-2400

PRESORTED
FIRST CLASS

MAILED FROM ZIP CODE 23085
JUL 15 '01

U.S. POSTAGE
00.269
H METER 457590

Before July 20 2001

Membership Renewal Notice Enclosed

MR JOHN JENNINGS CRAPO 58926296
10 AGASSIZ STREET
CAMBRIDGE, MA 02140-2825

YOUR DUES ARE SHARED WITH THE CLU OF MASSACHUS

CRAPO EXHIBIT # Twenty-FOUR (24) OF FIFTY-FIVE (55) EXHIBITS

CRAPO EXHIBIT
Twenty-Five (25)
OF FIFTY-FIVE (55)

✓

July 20 2001

ADVO
One Univac Lane
Windsor, CT 06095

ECR
PRSRT STD
US Postage
PAID
ADVO, INC.

33929

RESIDENT AP 30 WSS**C003
10 AGASSIZ ST
CAMBRIDGE MA 02140

ShopWise

Have you seen us?®





Name: Sabrena Beck
DOB: 7/11/1998 Age: 3
Ht.: 3'0" (at 23 mos.) Wt.: 35 lbs. (at 23 mos.)
Hair: Brown Eyes: Brown
Sex: F Date Missing: 6/17/2000
From: Ronkonkoma, NY

Last Seen With: Yvette Torres
DOB: 7/31/1963 Age: 38
Ht.: 5'4" Wt.: 110 lbs.
Hair: Brown Eyes: Brown
Sex: F Date Missing: 6/17/2000
From: Ronkonkoma, NY

CALL 1-800-THE-LOST (OR 1-800-843-5678)
TDD# 1-800-826-7653
National Center for Missing and Exploited Children www.missingkids.com
Over 110 children featured have been safely recovered.

Postal Service Regulations require that this address card be delivered with its accompanying postage paid SHARED mail advertisements. If you should receive this card without its accompanying mail, please notify your local postmaster.

EXHIBITS

1

CRAPO EXHIBIT # TWENTY-SIX (26) OF FIFTY-FIVE (55) ✓

Buy Direct and Save!

Factory Direct Self Stick Labels!

250 Labels only $3.65!



Up to 4 lines, 28 spaces per line

Your choice of Block, Italic, or with Initial Monogram

Allow 3-5 weeks for Delivery

500 Labels Only $4.95!

MAIL W/CHECK OR MONEY ORDER TO:
PC LABELS Dept 7807 • PO Box 3290 • Salem, VA 24153
Phone: 540 389-6241

SPECIFY COLOR # ________ STYLE ☐ Block ☐ Italic ☐ Initial

Quantity ☐ 250 for $3.65 ☐ 500 for $4.95

1st line ____________________

2nd line ____________________

3rd line ____________________

4th line ____________________

Gold Foil #101	Sub-total
White Gloss #102	Add $1.50 per set P&H
Clear #103	VA res add sales tax
Rainbow Gloss #104	TOTAL ENCLOSED

For additional orders or if mailing address is different, please use separate sheet of paper

Printed and distributed by ADVO, Inc. Hartford 860-420-3200 IHD 7/20/01 790781A

ShopWise

Have you seen us?®



Name: Sabrena Beck
DOB: 7/11/1998 Age: 3
Ht.: 3'0" (at 2 yrs) Wt.: 35 lbs. (at 2 yrs)
Hair: Brown Eyes: Brown
Sex: F Date Missing: 6/17/2000
From: Ronkonkoma, NY



Last Seen With: Yvette Torres
DOB: 7/31/1963 Age: 38
Ht.: 5'4" Wt.: 110 lbs.
Hair: Brown Eyes: Brown
Sex: F Date Missing: 6/17/2000
From: Ronkonkoma, NY

CALL 1-800-THE-LOST (OR 1-800-843-5678)
TDD# 1-800-826-7653
National Center for Missing and Exploited Children www.missingkids.com
Over 110 children featured have been safely recovered.

July 20 2001

ADVO
One Univac Lane
Windsor, CT 06095

ECR
PRSRT STD
US Postage
PAID
ADVO, INC.

33829

RESIDENT AP 3D WSS**C003
10 AGASSIZ ST
CAMBRIDGE MA 02140

Postal Service Regulations require that this address card be delivered with its accompanying postage paid SHARED mail advertisements. If you should receive this card without its accompanying mail, please notify your local postmaster.

EXHIBITS A



Buy Direct and Save!
250 Labels only $3.65!
Factory Direct Self Stick Labels!
Up to 4 lines, 28 spaces per line
Your choice of Block, Italic, or with Initial Monogram

500 Labels Only $4.95!

Gold Foil #101
White Gloss #102
Clear #103
Rainbow Gloss #104

Allow 3-5 weeks for Delivery

790781A

ShopWise

Have you seen us?®



Name: Sabrena Beck
DOB: 7/11/1998 Age: 3
Ht.: 3'0" Wt.: 35 lbs.
Hair: Brown Eyes: Brown
Sex: F Date Missing: 6/17/2000
From: Ronkonkoma, NY



Last Seen With: Yvette Torres
DOB: 7/31/1963 Age: 38
Ht.: 5'4" Wt.: 110 lbs.
Hair: Brown Eyes: Brown
Sex: F Date Missing: 6/17/2000
From: Ronkonkoma, NY

CALL 1-800-THE-LOST (OR 1-800-843-5678)
TDD# 1-800-826-7653
National Center for Missing and Exploited Children www.missingkids.com
Over 110 children featured have been safely recovered.

July 20 2001 [handwritten initials]

ADVO
One Univac Lane
Windsor, CT 06095

ECR
PRSRT STD
US Postage
PAID
ADVO, INC.

33929

RESIDENT AP 30 NSS**C003
10 AGASSIZ ST
CAMBRIDGE MA 02140

Postal Service Regulations require that this address card be delivered with its accompanying postage paid SHARED mail advertisements. If you should receive this card without its accompanying mail, please notify your local postmaster.

CRAPO EXHIBIT # TWENTY-SEVEN (27) OF FIFTY-FIVE (55) EXHIBITS

CRAPO EXHIBIT
#TWENTY-EIGHT
(28) OF FIFTY-FIVE
(55) EXHIBITS

Buy Direct and Save!
Factory Direct Self Stick Labels!
250 Labels only $3.65!


Up to 4 lines,
28 spaces per line
Your choice of Block, Italic, or with Initial Monogram

Allow 3-5 weeks for Delivery DAL-LNEWD

500 Labels Only $4.95!

MAIL W/CHECK OR MONEY ORDER TO:
PC LABELS, Dept #7807 • PO Box 3290 • Salem, VA 24153
Phone: 540 389-6241

SPECIFY COLOR # ________ STYLE ☐ Block ☐ Italic ☐ Initial

Quantity ☐ 250 for $3.65 ☐ 500 for $4.95

1st line ________
2nd line ________
3rd line ________
4th line ________

Gold Foil #101
White Gloss #102
Clear #103
Rainbow Gloss #104

Sub-total ________
Add $1.50 per set P&H ________
VA res add sales tax ________
TOTAL ENCLOSED ________

For additional orders or if mailing address is different, please use separate sheet of paper

Printed and distributed by ADVO, Inc. Hartford 860-520-3200 (HD 7/20/01 790781A

DEA # AH1023364 DEA # MS0195203

ROBERT A. HUGHES, M.D.
JUDITH K. SULLIVAN, A.N.P.
BULFINCH MEDICAL GROUP
MASSACHUSETTS GENERAL HOSPITAL
FOUNDERS HOUSE 3RD FLOOR
BOSTON, MA 02114
617-724-6610 FAX: 617-724-6649

NAME [signature]

ADDRESS 10 AGASSIZ St APT 304 DATE 12/27/00

John J. CRAPO

CAMBRIDGE MA 02140-2825

℞ (Please Print)

Promethazine/Codeine syrup

8 oz

ii tsp po Q6h PRN

#2

[signature]

☐ LABEL

REFILL 1 TIMES PRN NR

INTERCHANGE MANDATED UNLESS THE PRACTITIONER WRITES THE WORDS 'NO SUBSTITUTION' IN THIS SPACE.

07-APR-99 18-880002150-1-8470_0009

CRAPO EXHIBIT #
TWENTY-NINE (29) OF
FIFTY-FIVE (55) EXHIBITS

CRAPO EXHIBIT # THIRTY (30) OF FIFTY-FIVE (55) EXHIBITS

DEA # AH1023364

DEA # MS0195203

ROBERT A. HUGHES, M.D.
JUDITH K. SULLIVAN, A.N.P.
BULFINCH MEDICAL GROUP
MASSACHUSETTS GENERAL HOSPITAL
FOUNDERS HOUSE 3RD FLOOR
BOSTON, MA 02114
617-724-6610 FAX: 617-724-6649

NAME John J Crapo

ADDRESS 10 AGASSIZ ST APT 30 4 CAMBRIDGE MA 02140-2825 DATE 12/24/0?

John J. CRAPO

℞ (Please Print)

Promethazine / Codeine syrup

8 oz

ii tsp po Q6h prn

#2

LABEL

REFILL ______ TIMES PRN NR

INTERCHANGE MANDATED UNLESS THE PRACTITIONER WRITES THE WORDS 'NO SUBSTITUTION' IN THIS SPACE.

07-APR-99

18-880002150-1-8470_0009

CRAPO EXHIBIT thirty-one (31) OF FIFTY-FIVE (55) EXHIBITS


Do not ship Dangerous Goods in this packaging.
Do not send cash or cash equivalent.
Align top of FedEx PowerShip Label or Astra Label here.
Align bottom of Airbill Pouch here.
SKADDEN, ARPS, SLATE, MEAGHER & FLOM (Illinois)
333 WEST WACKER DRIVE
CHICAGO, ILLINOIS 60606-1285
R. Witzel/Mary M.
15330/0001
VIA FEDERAL EXPRESS
John Jennings Crapo
The World On Time
16 tremont st
16 tremont st
Boston MA
02108
PRIORITY OVERNIGHT
4375 3209 8371
BOS
01 LWMA
02108 -MA-US
FedEx Hold at FedEx Location
Expedite and hold at FedEx location shown.
FedEx
al Express

Align top of FedEx PowerShip Label or Astra Label here.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM
(Illinois)
333 WEST WACKER DRIVE
CHICAGO, ILLINOIS 60606-1285

153300/0001 R. Witzel/Mary M.

VIA FEDERAL EXPRESS

John Jennings Crapo
[redacted]
Cambridge, MA 02140-2025

July 20th
2001
5:18pm
JJC

16 tremont St

FedEx
Federal Express®

FedEx Express Hold at FedEx Location
111218 7.00 SRC
Expedite and hold at FedEx location shown.

HOLD

The World On Time®

BRUCE GROOPER
SKADDEN ARPS SLATE ET AL
333 WEST WACKER DR STE 2100
CHICAGO IL 60606-1224
(312)407-0913

SHIP DATE 13JUL01
ACC # 114486581
ACTUAL WGT 2 LBS MAN-WT

TO: JOHN JENNINGS CRAPO

FedEx.

16 tremont st
Boston MA
02108

MON
Deliver by:
16JUL01
MON

FedEx.
cmp# 188857 28JUL01
TRK# 4375 3209 8371 FORM 0201
PRIORITY OVERNIGHT
MON
Deliver By: 16JUL01
A1

02108 -MA-US
BOS
01 LWMA

[redacted]

CRAPO
EXHIBIT #
thirty-two
(32) OF FIF-
TY-FIVE
EXHIBITS

Align bottom of Airbill Pouch here.

Do not ship Dangerous Goods
in this packaging.

Do not send cash or cash equivalent.

Customer: This service area is provided for your internal use.

CRAPO EXHIBIT # thirty-three (33) OF FIFTY-FIVE (55) EXHIBITS

WEATHER

MAGNIFICENT MONDAY:



Sunny skies with a few clouds. High of 82. Page 64

★★★

BOSTON Herald

MONDAY, JULY 9, 2001 ■ 50 CENTS

Victims spared

Reardon plea means children won't have to testify



REARDON

By TOM FARMER

While accused serial pedophile Christopher J. Reardon's expected guilty plea today will spare 29 young boys the agony of testifying against him, the victims and their families will have to wait "a couple of weeks" to find out how long Reardon will spend behind bars, sources said.

Reardon, 29, is scheduled to plead guilty in Salem Superior Court to a massive 130-count indictment charging him with systematically targeting and molesting young boys while working in trusted youth positions at St. Agnes Church in Middleton and the Danvers YMCA. After accepting the plea, Judge Isaac Borenstein will set a date for sentencing, sources said.

"It will be a couple of weeks," said one

Turn to Page 12

CRAPO EXHIBIT # Thirty-Four (34) OF FIFTY-FIVE (55) EXHIBITS

Plea deal spares kids from having to testify

From Page 1

source. "The judge is going to listen to recommendations from both sides and then impose his sentence."

Borenstein could sentence Reardon to life in prison, but sources said that is unlikely with a guilty plea.

"He's not going to get life, but we're looking for some nasty jail time," said one source.

And even if Reardon escapes a life sentence, the state's civil commitment law could keep him locked up until he dies. The 1999 law allows sexual predators to be committed to a state treatment center after the expiration of their prison term if a judge or jury deems them too dangerous to be released.

Once committed by a judge, or through a jury trial on appeal, the offender is entitled to a yearly review.



STAFF PHOTO BY MICHAEL SEAMANS

PARALYZED PARISH: Christopher Reardon allegedly molested young boys when he was a youth counselor at St. Agnes Parish in Middleton.

Jury selection for Reardon's trial was scheduled to begin today in Northampton and testimony could have lasted two months. His alleged victims, all pre-pubescent boys, would have had to travel 2½ hours from their North Shore homes and stay in motels.

Borenstein moved the case to Hampden County because he decided Reardon could not receive a fair trial in Essex County due to intense publicity. Sources said some of the youths who were being counted on to testify recently informed prosecutors they would not take the stand.

Reardon's decision to change his plea came Saturday during a meeting at the Essex County Jail in Middleton attended by Borenstein, one of Reardon's attorneys, and a prosecutor, sources said.

"It's good for the kids," said another source. "We're happy they are not going to have to go through a trial. They were going to be traumatized all over again."

Last night, WHDH-TV (Ch. 7) reported that that Reardon would plead guilty to seven of 10 rape charges and 80 of the remaining 100 indictments, while WBZ-TV (Ch. 4) reported he would plead guilty to all the rape charges and some of the remaining charges.

"I wish he did it a long time ago. So does everybody else," an unidentified father told Channel 7. "The emotional stress has been tough. I'm relieved, really relieved."

At St. Agnes Church yesterday, where Reardon was the youth leader before his June 2000 arrest, the Rev. Richard Driscoll called the Reardon case a "terrible ordeal."

The priest noted the shocking revelations of Reardon's alleged crimes tested the bounds of parishioners' faith, "especially those of you in this parish whose peace has been disturbed by this scandal."

Prosecutors say Reardon, who youngsters affectionately called "Ducky," targeted and molested 29 boys, aged 7 to 14, over a five-year period at the church, a basement room at the Danvers YMCA, and his Middleton home.

He kept handwritten and computer-generated lists detailing his abuse and where the acts were committed, authorities said. He also allegedly chronicled the physical characteristics of hundreds of other boys he observed.

The scope of the charges has jarred so many lives in the normally tranquil towns of Middleton and Danvers that many residents simply shake their heads and back away when asked about the case.

"My kids still say, 'When is Ducky going on trial?' They knew him for years," said Barbara Clouthman, a Danvers mother of three.

In Middleton, a much smaller community with just 7,000 residents, the case has affected just about everyone.

"I've been here a long time," said Ira Singer, the town administrator for the past 19 years. "And I can easily say that this is the toughest time the community has gone through."

Singer said one measure of just how fiercely townsfolk have shielded the molested children is that he, and everyone else he has talked to locally, do not know their names.

"I'm pleased not to hear any of those names mentioned in any of the circles I travel," he said.

Kay Lazar, Laurel J. Sweet, and Jessica Heslam contributed to this report.

REGION In Brief

July 09 2001

Thief takes OxyContin in Randolph

Boston Herald

The trend to rob Bay State pharmacies of OxyContin, a potent painkiller for cancer patients, continued yesterday when a man made off with more than 1,000 pills from Osco Drug in Randolph, police said.

Police have interviewed four or five witnesses and are reviewing a videotape to identify the man.

CRAPO (PRO SE)
EXHIBIT # thirty-Five (35) OF FIFTY-FIVE (55) EXHIBITS

CRAPO, EXHIBIT # thirty-Five (35) OF FIFTY-FIVE (55) EXHIBITS

July Ninth 2001

George Dawson, at 103, learned to read at 98

Basin Herald

DALLAS — George Dawson, the grandson of slaves who learned to read at age 98 and published his memoirs with the help of a Port Townsend, Wash., teacher last year, died Thursday. He was 103.

Mr. Dawson's memoir, "Life is So Good," was reissued in paperback last month by Random House. Dawson wrote that one of his earliest memories was watching a black man get lynched in the town square of Marshall, Texas, his birthplace.

As the oldest of five children, Mr. Dawson went to work instead of school. He built levees on the Mississippi, drove spikes for the railroads, broke horses, and worked in a sawmill.

But Mr. Dawson said the turning point of his life came the day a literacy volunteer knocked on his door and asked if he'd like to learn to read. Dawson attended classes and also spoke regularly to groups of school children. — ASSOCIATED PRESS

3 Diamonds BRAND

JACK MACKEREL

(TRACHURUS SYMMETRICUS)

WATER AND SALT ADDED



NET WT. 15 OZ.

0 77600 15476 1

Nutrition Facts

Serving Size 2 oz. (57g)
Servings per container about 6

Amount per Serving

Calories 80 Calories from Fat 25

		% Daily Value*
Total Fat	3g	**4%**
Saturated Fat	1g	**5%**
Cholesterol	70mg	**23%**
Sodium	170mg	**7%**
Total Carbohydrate	0g	**0%**
Dietary Fiber	0g	**0%**
Sugars	0g	
Protein	13g	

Vitamin A 0% • Vitamin C 0%
Calcium 15% • Iron 10%

* Percent Daily Values (DV) are based on a 2,000 calorie diet. Your daily values may be higher or lower depending on your calorie needs:

	Calories:	2,000	2,500
Total Fat	Less than	65g	80g
Sat. Fat	Less than	20g	25g
Cholesterol	Less than	300mg	300mg
Sodium	Less than	2,400mg	2,400mg
Total Carbohydrate		300g	375g
Dietary Fiber		25g	30g

Calories per gram:
Fat 9 • Carbohydrate 4 • Protein 4

INGREDIENTS: MACKEREL, WATER, SALT

DISTRIBUTED BY MITSUBISHI
INTERNATIONAL CORPORATION
LOS ANGELES,CA 90071

PRODUCT OF PERÚ

CRAPO EXHIBIT# thirty-
Seven (37) OF Fifty-
FIVE (55) EXHIBITS

2

#310340

TO OPEN: PULL TEAR STRIP AND LIFT TAB
TO CLOSE: TUCK TAB INTO SLOT

Nutrition Facts
Serving Size: 1 Matzo (28g)
Servings Per Package 10

Amount Per Serving	
Calories 110	Calories from Fat 5
	% Daily Value*
Total Fat 0.5g	1%
Saturated Fat 0g	0%
Cholesterol 0mg	0%
Sodium 0mg	0%
Total Carbohydrate 22g	7%
Dietary Fiber 4g	16%
Sugars 0g	
Protein 4g	
Vitamin A 0% •	Vitamin C 0%
Calcium 0% •	Iron 6%

*Percent Daily Values are based on a 2,000 calorie diet. Your daily values may be higher or lower depending on your calorie needs:

	Calories:	2,000	2,500
Total Fat	Less than	65g	80g
Saturated Fat	Less than	20g	25g
Cholesterol	Less than	300mg	300mg
Sodium	Less than	2,400mg	2,400mg
Potassium		3,500mg	3,500mg
Total Carbohydrate		300g	375g
Dietary Fiber		25g	30g

1g Fat = 9 calories • 1g Carbohydrate = 4 calories
1g Protein = 4 calories

INGREDIENTS: UNBLEACHED STONE GROUND WHOLE WHEAT FLOUR, AND WATER ONLY.

THE B. MANISCHEWITZ COMPANY, LLC
JERSEY CITY, NJ 07302

THIS PRODUCT IS LACTOSE FREE AND VEGETARIAN.

PRODUCT OF U.S.A.

4009895
32MEC12
J-112914 -4
O-112929

Manischewitz®
Quality Since 1888

NOT FOR PASSOVER
Ⓤ
PAREVE

2.79
5541751
958793

Whole Wheat
Matzos

Whole Wheat Matzo is a delicious and healthy snack.

- 98% Fat Free
- Cholesterol Free
- Sodium Free
- A Good Source of Fiber

Whole Wheat Matzo tastes great with any topping or right out of the box.

To further enhance your eating experience throughout the year try these other tasty matzo flavors —

Unsalted, Thin Tea, Egg, Thin Matzos - Salted or Unsalted, Saltine, Savory Garlic, Egg & Onion, Everything, Yolk Free, Apple Cinnamon and White Grape.

Enjoy!

PRODUCT SHOWN ON FRONT IS A SERVING SUGGESTION

Whole Wheat
Matzos

CRAPO EXHIBIT # thirty-Eight (38) OF FIFTY-FIVE (55) EXHIBITS


132
A4209
Manischewitz®
Quality Since 1888
PAREVE
Whole Wheat
Matzos
For over 110 years, Manischewitz has been making Matzo and other specially selected foods to enhance your eating experience. We would like you to try some of our other delicious products that are available all year round.
• Matzo Ball Soup
• Egg Noodles
• Yolk Free Noodles
• Tam Tam Crackers
• Matzo Crackers
• Potato Pancakes
• Flavored Matzo
• Pilafs
• Homestyle Soups
Manischewitz brings you a variety of great tasting foods for the entire year.
NET WT
PROOF OF PURCHASE
0 72700 00035 2

CRAPO EXHIBIT # THIRTY-NINE (39) OF FIFTY-FIVE (55) EXHIBITS

CRAPO EXHIBIT # Forty (40) OF FIFTY-FIVE (55) EXHIBITS

Kinko's (617) 497-0125
ONE MIFFLIN PLACE
CAMBRIDGE, MA 02138
John J. Crapo Pro Se

QTY/LIST	DISC	PRICE	AMOUNT
49 ES B&W S/S WHITE STD			
0.08	0.00	0.08	3.92

SUB 3.92 TX 0.20 TOT 4.12
CASH 20.00
CHG 15.88

CW 160 TR 1108856 RG 5 07/23/01 01:41
Visit us @ http://www.kinkos.com

Sharp
SF-7320
ID# ~~16292~~ 16299
24 Terry Av
Burlington MA 01803

6 x 10¢
2:25 AM
July 23
2001

CRAPO
EXHIBIT#
Forty-ONE (41)
OF FIFTY-FIVE
(55) EXHIBITS



kinko's

www.kinkos.com

CRAPO EXHIBIT
FORTY-TWO (42)
OF FIFTY-FIVE (55)
EXHIBITS

07/23/2001
CW 16.0 TR 1108856 RG5
01:41

CRAPO EXHIBIT
Forty-Three (43)
OF FIFTY-FIVE (55)
EXHIBITS

kinko's®
www.kinkos.com

CRAPO EXHIBIT #Forty-Four (44) OF FIFTY-FIVE (55) EXHIBITS

CVS PHARMACY

35 WHITE ST, CAMBRIDGE, MA
PHARMACY: 876-5519 STORE: 876-4037
John J. Crapo, Pro Se
REG#05 TRAN#1939 CSHR#202799 STR#717

1	WONDER WHITE 16 Z	1.69F
1	PA DTCHMN MUS 4 Z	.99F
1	BB PINK SALMO 1475	1.99F
1	U SFAST VAN P 15Z	6.99N
1	COTTON STATIO 100C	4.99T
1	DAILY HERALD	.50N

6 ITEMS

SUBTOTAL	17.15
MA 5.0% TAX	.25
TOTAL	17.40
CASH	20.00
CHANGE	2.60

GET YOUR CVS EXTRACARE CARD

THANK YOU. SHOP ANYTIME AT CVS.COM!
JULY 23, 2001 2:40 AM

THANK YOU FOR CHOOSING
DUNKIN DONUTS!
AT PORTER SQUARE
John J. Crapo, Pro Se
07/23/01 000002
#8113 2:53AM SERV.0020002

EGG & CHZ	$1.79
MD HOT COFFEE	$1.48
MDSE ST	$3.27
	-10.00%
SEN DISC	-0.33
MDSE ST	$2.94
TAX1	$0.16
***TOTAL	$3.10
CASH	$5.00
CHANGE	$1.90

I showed my official picture photo ID to qualify for discount at age 64 yrs old

CRAPO EXHIBIT # Forty-Five (45) OF FIFTY-FIVE (55) EX-HIBIDS

CVS PHARMACY

35 WHITE ST, CAMBRIDGE, MA
PHARMACY: 876-5519 STORE: 876-4037
John J. Crapo, Pro Se
REG#05 TRAN#1939 CSHR#202799 STR#717

1 WONDER WHITE	16 Z	1.69F
1 PA DTCHMN MUS	4 Z	.99F
1 BB PINK SALMO	1475	1.99F
1 U SFAST VAN P	15Z	6.99N
1 COTTON STATIO	100C	4.99T
1 DAILY HERALD		.50N

6 ITEMS

SUBTOTAL	17.15
MA 5.0% TAX	.25
TOTAL	17.40
CASH	20.00
CHANGE	2.60

GET YOUR CVS EXTRACARE CARD

THANK YOU. SHOP ANYTIME AT CVS.COM!
JULY 23, 2001 2:40 AM

THANK YOU FOR CHOOSING
DUNKIN DONUTS!
AT PORTER SQUARE
John J. Crapo, Pro Se
07/23/01 000002
#8113 2:53AM SERV.0020002

EGG & CHZ	$1.79
MD HOT COFFEE	$1.48
MDSE ST	$3.27
	-10.00%
SEN DISC	-0.33
MDSE ST	$2.94
TAX1	$0.16
***TOTAL	$3.10
CASH	$5.00
CHANGE	$1.90

I showed my official picture photo ID to qualify for discount at age 64 yrs old

CRAPO
EXHIBIT
FORTY-
SIX (46) OF
OF FIFTY-
FIVE (55)
EXHIBITS

PHARMACY
ST, CAMBRIDGE, MA
-5519 STORE: 876-4037
Crapo, Pro Se
39 CSHR#202799 STR#717

TE 16 Z	1.69F
MUS 4 Z	.99F
LMO 1475	1.99F
N P 15Z	6.99N
TIO 100C	4.99T
LD	.50N

L	17.15
TAX	.25
	17.40
	20.00
	2.60

EXTRACARE CARD

SHOP ANYTIME AT CVS.COM!
001 2:40 AM

JR CHOOSING
DONUTS!
SQUARE
Crapo, Pro Se
1 000002
3AM SERV.0020002

	$1.79
	$1.48
	$3.27
howed	-10.00%
official	-0.33
cture	$2.94
photo ID	$0.16
quality	$3.10
discount	$5.00
64 yrs old	$1.90

CRAPO Exhibit # Forty-Seven (47) OF FIFTY-FIVE (55) EXHIBITS

CVS PHARMACY

35 WHITE ST, CAMBRIDGE, MA
PHARMACY: 876-5519 STORE: 876-4037

John J. Crapo, Pro Se

REG#05 TRAN#1939 CSHR#202799 STR#717

1	WONDER WHITE	16 Z	1.69F
1	PA DTCHMN MUS	4 Z	.99F
1	BB PINK SALMO	1475	1.99F
1	U SFAST VAN P	15Z	6.99N
1	COTTON STATIO	100C	4.99T
1	DAILY HERALD		.50N

6 ITEMS

SUBTOTAL	17.15
MA 5.0% TAX	.25
TOTAL	17.40
CASH	20.00
CHANGE	2.60

GET YOUR CVS EXTRACARE CARD

THANK YOU. SHOP ANYTIME AT CVS.COM!
JULY 23, 2001 2:40 AM

THANK YOU FOR CHOOSING
DUNKIN DONUTS!
AT PORTER SQUARE

John J. Crapo, Pro Se

07/23/01 000002
#8113 2:53AM SERV.0020002

EGG & CHZ	$1.79
MD HOT COFFEE	$1.48
MDSE ST	$3.27
	-10.00%
SEN DISC	-0.33
MDSE ST	$2.94
TAX1	$0.16
***TOTAL	$3.10
CASH	$5.00
CHANGE	$1.90

I showed my official picture photo ID to qualify for discount at age 64 yrs old

CRAPO EXHIBIT # Forty-Eight (48) OF FIFTY-FIVE (55) EX-HIB-ITS

Sarah Purcell, mother of Herald publisher, 75

By JOSE MARTINEZ



CRAPO EXHIBIT# Forty-Nine (49) OF FIFTY-FIVE (55) EXHIBITS

Sarah Purcell, mother of Herald publisher, 75



38 BOSTON HERALD, MONDAY, JULY 23, 2001

Sarah Purcell; mother of Herald publisher, 75

By JOSE MARTINEZ



MRS. SARAH PURCELL

→ EXHIBITS

CRAPO EXHIBIT # FIFTY (50) OF FIFTY-FIVE (55)

JOHN JENNINGS CRAPO
PRO SE. NON M.S. IN S.S.
NON LL.B., NON PRACTISING
LCNSD CERT SCL WRKR
PO BOX 400151
CAMBRIDGE MA
02140-0002
VIA CERTI- JUNE Sixteenth
FIED MAIL (16th) Year 2001
ARTICLE # Page ONE(01) OF
7000 2870 FOUR(04) Pages
0000 6625 also TABLE OF
8364 RETURN Contents (TWO pp)
RCPT REQUEST. AND EXHIBIT
ED PLEASE (Seventy-Eight)
FleetBoston FINANCIAL CORP-
oration. SECRETARY'S OFC
CORPORATION SECRETARY
MR WILLIAM C. MUTTERPERL,
ESQUIRE OR SUCCESSOR AS
SECRETARY OR ACTNG SECY.
100 FEDERAL ST BOSTON MA
02110

TO PAGE TWO(02) please

J. J. CRAPO JUN 16 2001
PAGE TWO(02) OF FOUR(04) PP
TO FLEET
DEAR MR SECRETARY
ENCLOSED ARE SEVENTY-EIGHT (78) EXHIBITS WHICH I CALL TO YOUR ATTENTION TO BE INCLUDED IN THE FILE OF MY INTRODUCTION OF MY NEXT SHAREHOLDER PROPOSAL AT THE UPCOMING MEETING OF ASSEMBLED SHAREHOLDERS AND PROXIES CALLED FOR THE PURPOSE OF MEETING OF SHAREHOLDERS OF FLEETBOSTON FINANCIAL CORPORATION

I WRITE IN THE MIDST OF EXCEEDINGLY INCONVENIENT

TO PAGE THREE (03) PLEASE

AND VERY TROUBLING
CIRCUMSTANCES
IN EVENT FLEET
HAS QUESTIONS OR COMMENTS OF ME REGARDING
MY Shareholder proposAL please direct them
TO me VIA Letter to me
VIA USA Postal SVCE
AT MY Post OFC Box ADDRESS.

~~SINCE~~
I HAVE encumprated
my EXHIBITS ON my table
OF CONTENTS which is also

cont. to page FOUR (04)

J.J. CRAPO JUN 16 2001
Page FOUR (04) OF FOUR pp.
to Fleet
Enclosed For Your attention too

SINCERELY

John Jennings Crapo
Shareholder Fleet Boston
FINANCIAL CORPORATION

Enclosures: EIGHTY (80)
TABLE OF CONTENTS My
EXHIBITS TWO (02) Pages
Exhibits (Seventy-Eight-78)

JJC/jjC

JOHN JENNINGS CRAPO ("John Crapo") TO ~~FLEET FIN~~ FLEETBOSTON FINANCIAL CORPORATION ("FLEET") JUNE 16, 2001

ADDITIONAL EXHIBITS TO Shareholder PROPOSAL Submission FOR Stockholder MEETING PAGE ONE(01) OF TWO(02) TABLE OF CONTENTS PAGES

TABLE OF CONTENTS

EXHIBIT TITLE/DISCRIPTION

ONE(01) "DULUTH FACES UP TO UGLY CHAPTER"

TWO(02) "JEFFREY T. GRAHAM, AT 53 LED ~~BANK~~ BANKBOSTON PROGRAMS ..." MAR 31 2001

THREE(03) TO FOUR(04) "CATHOLIC COLLEGES FACE DOCTRINE REQUIREMENT" JUNE 16 2001

FIVE(05) TO SIX(06) DIPLOMA, DEFENSE INFORMATION SCHOOL 1977

SEVEN(07) PHOTOJOURNALISM DEFENSE INFORMATION SCHOOL 08 JULY Year 1977

EIGHT(08) (Some ARE Duplicates) TO - "THE ... GREATEST MILITARY Photographs RAISING THE FLAG ROCKET ATTACK, 1991 FUNERAL MASS, 1950, HELICOPTER DROP 1968 FUNERAL 1987, MEMORIAL FOR THE PRESIDENT/1945 The (WASHINGTON) POST REPORTS, A USA ARMY SOLDIER SAVES A HAITIAN FROM A LYNCH MOB.

TWENTY-TWO (22) Shareowner Proponent Reports ON VISIT OF His GRACE the ROMAN CATHOLIC CARDINAL ARCHBISHOP TO THE USA ARMY NATIONAL GUA

TWENTY-THREE (23) TO THIRTY-SIX(36) SPIRITUALITY HEALING HARVARD UNIVERSITY MEDICAL SCHOOL AND BETH ISRAEL DEACONESS MEDICAL CENTER

THIRTY-SEVEN(37) TO thirty-Eight(38) Shareowner PROPONENT REAPPOINTED

TABLE OF CONTENTS continued to PAGE Two(0. OF TABLE OF CONTENTS

JOHN CRAPO TO FLEET JUNE 16 2001

TABLE OF CONTENTS

PAGE TWO(02) OF TWO(02) PAGES

THIRTY-09 (39) to Forty-(40) EMPLOYERS CHALLENGED BY GUARD, RESERVE ABSENCES

FORTY-ONE(41) TO FORTY-SIX (46) AMERICAN PUBLIC HEALTH ASSOCIATION TO MEET AT ATLANTA GEORGIA 2001

FORTY-07 (47) to FIF-TY Three(53) MAN ACCUSED OF BATTERING MORMON WOMAN AND HER CHILDREN

FIFTY-FOUR(54) FIFTY-FIVE(55) TURKISH CONVERT TO EPISCO-PAL CHURCH TO HAVE FUNERAL

FIFTY-SIX(56) TO SIXTY-THREE(63) CAST-OFF CIRCULAR OF THE CHURCH IN WEST END

SIXTY-FOUR (64) TO SEVENTY (70) JUNE 16th to JUNE 30th Year 2001 MR DAVID ELIZIAN, EXPRESS SER-VICES — COMPLETED CUSTO-MER SERVICES CARD JUNE 11 2001

SEVENTY-ONE(71) TO SEVENTY-SIX(76) THE COMMONWEALTH OF MASSA-CHUSETTS (June 16 2001) SAYS UN-LAWFULL INCARCERATION OF MOR-MON WOMAN AND JUVENILES "WAS PREVENTABLE..."

SEVENTY-SEVEN(77) CERTIFICATE OF RECOGNITION by the U.S.A SECY OF DEFENSE HON William S Cohen, ESQUIRE OF Shareholder Proponent

SEVENTY-EIGHT(78) NEWSLINES ... ???

FINI OF MY TABLE OF CONTENTS

30

JJC/jjc

JOHN CRAPO TO FLEETBoston FINANCIANCIAL
PAGE ONE/(01) OF SEVENTY- Corporation ("Fleet")
June 16 2001 EIGHT (78) EXHIBITS

'In this part of the country they never thought this could happen.'

PORTIA JOHNSON, *week of remembrance organizer*



The damaged police station in Duluth, Minn., after a lynch mob dragged three men away and hanged them in 1920.

Duluth faces up to ugly chapter

Group brings lynchings of 3 men in 1920 to fore

By Craig Gustafson
ASSOCIATED PRESS

DULUTH, Minn. — For decades, this city tried to bury the memories of June 15, 1920, the night a mob of thousands of whites dragged three black men from a jail and hanged them from a light post.

High school history courses didn't mention the lynchings, spurred by a false accusation that the men had raped a white woman.

Residents didn't talk about what had happened. Nobody acknowledged an infamous photograph, one that local residents made into a postcard, that showed a crowd gathered around the hanging bodies. Nobody wanted to admit that his grandfather might have been in the crowd, smiling.

Eight decades later, Duluth is holding its first week of remembrance to remind the community what happened that night.

"When they first came to me, I thought, 'Why would I want to tell the world that something so horrible happened in my city?' " Mayor Gary Doty said.

It took some persuasion from the organizers to win his approval.

This week, the committee has held poetry readings, a concert, a fund-raiser to create a memorial sculpture, and readings from the book "The Lynchings in Duluth," by Michael Fedo.

Doty said community leaders persuaded him to look at the memorial as a "stepping-off" point for race discussions.

"Race relations in this community are good," Doty said. "But then you're talking to a white, middle-aged guy, so there must be some things we need to work on."

The victims — Elias Clayton, Elmer Jackson, and Isaac McGhie — had been traveling with the John Robinson Show Circus, in town for celebrations of Duluth's 50th anniversary.

On June 14, 1920, a teenager — a year or two younger than the three circus workers — told police the men had raped his female companion and forced him to watch, according to the Duluth Police Department's records.

The story was a lie, but the men were arrested and jailed.

Outside, an angry buzz began, and the following evening, a mob broke into the jail, dragged the men to the intersection of First Street and Second Avenue East, and hoisted them by their necks from a light post.

Yesterday, more than 100 people followed the same path of the slaughter, pausing for three minutes of silence in front of the old police station.

For many, the weeklong remembrance is their first exposure to that chapter of the city's history.

The lynchings have always divided the community, said Portia Johnson of the organizing committee.

"There's other ways of lynching folks," she said. "Like no jobs, like you have a number of blacks in jail disproportionate to the number in society. That's a lynching."

Many of Duluth's residents decline to talk about the lynchings because, "in this part of the country they never thought this could happen," she said.

While many wanted to forget, Johnson said the black community could not.

An unwritten rule is to use Crawford Funeral Service whenever a loved one dies.

James Crawford was the only person who would take in the bodies of the slain men and give them a proper burial.

His great-granddaughter, Joan Crawford, still runs the business, and from her office, she can see the street corner where the mob hanged the men.

"It makes you embarrassed to be a white person," she said.

Times have changed, but ignorance and a lack of understanding still persist, said Howard Taylor, who moved to Duluth in 1960 to escape racial tension in the South.

He did not know of the lynching that had taken place in the very town he had chosen.

Even then, there were areas of town where a black man knew not to go, he said. While race relations still aren't perfect, he says he has seen vast improvement and has nothing bad to say about the community.

The latest census figures show that fewer than 4 percent of Duluth's 85,000 residents are black; 92 percent are white.

Of the future memorial, Taylor said, "I hope this opens the eyes of some people."

SATURDAY, MARCH 31, 2001

Jeffrey T. Graham, at 53; led BankBoston programs

By Chris Tangney
GLOBE CORRESPONDENT

Jeffrey Turner Graham, former director of government affairs and community investment for BankBoston, died yesterday in his home in Jamaica Plain after a yearlong battle with pancreatic cancer. He was 53.

Born in Battle Creek, Mich., he graduated from Phillips Exeter Academy and attended the American School in Switzerland before graduating magna cum laude from Yale College in 1969. He received a bachelor of arts degree with exceptional distinction in history and the arts and letters.

After graduating from Yale, Mr. Graham enlisted in the Army, where he served for two years, graduating from the Defense Information School.

He received a juris doctor degree from Harvard Law School in 1974.

Mr. Graham began his professional career in the mid 1970s at the Michigan Department of Commerce and as an executive assistant to Governor William G. Milliken.

He moved to Jamaica Plain in the early 1980s and took a position at Bank of Boston in 1983 as senior public affairs counsel. During his 17-year career at the bank, which became BankBoston, Mr. Graham was responsible for the institution's community investment portfolio throughout New England.

He was recognized as a leader in the banking community's efforts to revitalize communities throughout New England, and he developed equal-access-to-lending programs in Boston, Providence, and New Haven.

"Jeff was one of those special individuals you saw out in the neighborhoods battling for Boston," Mayor Thomas Menino said yesterday. "He was one of the bright lights of our community. We will miss him as a friend."

Mr. Graham was a member of several community organizations and acted as BankBoston's liaison between local and national government officials, voicing community concerns and helping to develop programs designed to provide equal opportunity to low-income people and struggling small businesses.

He was cochairman of the Community Investment and Consumer Bankers Association, and a member of the Massachusetts Association of Community Development Corporations, the Massachusetts Bankers Association, and the Massachusetts Community and Banking Council.

Chad Gifford, who headed BankBoston before it merged with Fleet Bank and is now president of FleetBoston Financial Corp., said: "We were privileged to work with Jeff for many years and to benefit from his wisdom, thoughtfulness, and passion to our company, his colleagues, and the community. Our thoughts are with his family and their loss of this very special man."



JEFFREY TURNER GRAHAM

Mr. Graham was an avid golfer and an accomplished cook who enjoyed entertaining friends.

"People who knew Jeff socially knew his talents in the kitchen, but those who worked with him knew he had a great recipe for the city's neighborhoods," said Karen Schwartzman, a former co-worker at BankBoston and longtime colleague. "Jeff combined his sense of fairness with intellect, diplomacy, and persuasion to direct BankBoston's resources in a way that would make a real difference in the lives of people with less."

Mr. Graham leaves his wife, Mary (Long); two sons, Andrew L. and Ian T. of Jamaica Plain; and a sister, Julia G. Howell of Fort Myers, Fla.

A memorial service will be held April 28 at 11 a.m. in the Unitarian Church, Jamaica Plain.

John Crapo to Fleet
Page Two (02) of Seventy Eight (78) Exhibit
June 16 2001

John J. Crapo, Pro Se
JJC ///

John Crapo to ~~Fleet~~ FLEET
June 16 2001
Page Three (03) OF SEVENTY-EIGHT
(78) EXHIBITS

Boston Globe

Catholic colleges face doctrine requirement

June 16 2001

By Michael Paulson
GLOBE STAFF

ATLANTA — The nation's Roman Catholic bishops, completing a decades-long process, yesterday voted unanimously to require theologians at Catholic colleges to get approval of their teachings from a local bishop.

►More news on the bishops' conference, A10 and B2.

Even before the vote was final, several Catholic theologians at Boston College and elsewhere around the country publicly declared that they will refuse to seek such a seal of approval, saying that to do so would threaten their academic freedom. But others have said that they will eagerly apply in an effort to demonstrate to teachers and students that lessons billed as Catholic are true to church teachings.

Cardinal Bernard F. Law, who as archbishop of Boston has religious jurisdiction over about 40 Catholic theologians at Boston, Emmanuel, Merrimack, and Regis colleges, joined with other bishops in attempting to de-escalate the rhetoric over the issue, which had opened an unprecedented rift be-


AP PHOTO

Cardinal Bernard F. Law asking a question Thursday during the Catholic bishops conference in Atlanta.

BISHOPS, Page A6

John Crapo to FLEET
June 16 2001
page FOUR(04) OF SEVENTY-EIGHT(78) EXHIBITS

Boston Globe

Catholic colleges face doctrine requirement

June 16 2001

By Michael Paulson
GLOBE STAFF

ATLANTA — The nation's Roman Catholic bishops, completing a decades-long process, yesterday voted unanimously to require theologians at Catholic colleges to get approval of their teachings from a local bishop.

►More news on the bishops' conference, A10 and B2.

Even before the vote was final, several Catholic theologians at Boston College and elsewhere around the country publicly declared that they will refuse to seek such a seal of approval, saying that to do so would threaten their academic freedom. But others have said that they will eagerly apply in an effort to demonstrate to teachers and students that lessons billed as Catholic are true to church teachings.

Cardinal Bernard F. Law, who as archbishop of Boston has religious jurisdiction over about 40 Catholic theologians at Boston, Emmanuel, Merrimack, and Regis colleges, joined with other bishops in attempting to de-escalate the rhetoric over the issue, which had opened an unprecedented rift be-



AP PHOTO

Cardinal Bernard F. Law asking a question Thursday during the Catholic bishops conference in Atlanta.

BISHOPS, Page A6

DEFENSE

Information School

To all who shall see these presents greeting:

Be it known that Specialist Five JOHN J. CRAPO, Army National Guard

having successfully fulfilled the requirements of the course of instruction in the

INFORMATION SPECIALIST COURSE (JOURNALIST)

and having achieved the prescribed grade, has been declared a

GRADUATE

In testimony Whereof, and by authority vested in us, We do confer this

DIPLOMA

Given at Fort Benjamin Harrison, Indiana, this 27th day of October 1977

ATTEST: [signature] DIRECTOR OF SUPPORT

[signature] COMMANDANT

John CRAPO to FLEET
Page Five (05) of SEVENTY-EIGHT (78)
June 16 2001 EXHIBITS



DEFENSE
Information School

To all who shall see these presents, greeting:

Be it known that Specialist Five JOHN J. CRAPO, Army National Guard
having successfully fulfilled the requirements of the course of instruction in the
INFORMATION SPECIALIST COURSE (JOURNALIST)
and having achieved the prescribed grade, has been declared a
GRADUATE
In testimony Whereof, and by authority vested in us, We do confer this
DIPLOMA
Given at Fort Benjamin Harrison, Indiana,
this 27th day of October 1977

ATTEST: [signature] DIRECTOR OF SUPPORT — [signature] COMMANDANT

John Crapo to FLEET
Page Six (06) of SEVENTY-EIGHT
(78) EXHIBITS
June 16 2001


FIRST ROW
SGT DEVORAH L. DELAROSA
PVT CASEY D. GRIFFIN
SP5 PATRICIA J. VANDERVORT
SFC JERRY L. GRIFFIN
PA1 DAVID L. HARRIS
SP4 LINDA L. [illegible]
PFC NIKKI L. KRIEGER
PVT LINDA M. MICHALETS
SECOND ROW
AMN KATHI A. CONWAY
DEFENSE INFORMATION SCHOOL
FORT BENJAMIN HARRISON, INDIANA
8 JUL 77 THRU 23 SEP 77
CLASS PRESIDENT
SFC JERRY L. GRIFFIN
EXECUTIVE OFFICER
PA1 DAVID L. HARRIS
SN MICHAEL W. ALLEN
SN LOUIS P. FINK
PVT RONALD R. YARBOUGH
SA JOHN P. [illegible]
SN STEPHEN A. [illegible]
AMN PATRICIA A. JOYCE
THIRD ROW
SP5 JOHN J. CRAPO
SA STEVEN D. JOHNSON
SMN GARY M. HOPKINS
SIX (06)
JJC
02 MAR 2000
8:49 PM

JOHN CRAPO TO FLE...
PAGE SEVEN (07) OF ...
JUNE 16 2001 E...
EX...

John J CRAPO

images & icons

THE 100 GREATEST MILITARY PHOTOGRAPHS



MilitaryTimes

JOHN CRAPO TO FLEET
PAGE EIGHT (08) OF SEVENTY-EIGHT (78) EXHIBITS
JUNE 16 2001

JOHN CRAPO TO FLEET
PAGE NINE (09) OF SEVENTY-EIGHT (78) EXHIBITS
JUNE 16 2001

No. 77

STEVE ELFERS
Army Times

Rockets from Multiple Launch Rocket System vehicles of the Army's 1st Cavalry Division illuminate the night in an artillery attack during the ground phase of Operation Desert Storm in 1991.





No. 78

U.S. MARINE CORPS
National Archives

As a Marine stands watch in an observation platform on remote Hill 1950 in South Vietnam, a chaplain celebrates Mass with fellow Marines of the 3d Division. The altar cloth was draped over a stack of C-ration boxes.

JOHN CRAPO TO FLEET
PAGE TEN (10) OF SEVENTY-EIGHT
(78) EXHIBITS
JUNE 16, 2001



No. 93

PHILIP JONES GRIFFITHS
Magnum Photos

U.S. troops regroup after being dropped from helicopters into a field in Vietnam in 1968.



No. 94

CHRISTOPHER MORRIS
Black Star

U.S. Navy sailors bow their heads in prayer during a memorial service for the 37 crew members of the USS Stark killed when the ship was hit by Iraqi missiles while on patrol in the Persian Gulf in 1987.

JOHN CRAPO TO FLEET
PAGE ELEVEN (11) OF SEVENTY-EIGHT
JUNE 16, 2001 (78) EXHIBITS



No. 93

PHILIP JONES GRIFFITHS
Magnum Photos

U.S. troops regroup after being dropped from helicopters into a field in Vietnam in 1968.



No. 94

CHRISTOPHER MORRIS
Black Star

U.S. Navy sailors bow their heads in prayer during a memorial service for the 37 crew members of the USS Stark killed when the ship was hit by Iraqi missiles while on patrol in the Persian Gulf in 1987.

JOHN CRAPO TO FLEET
PAGE TWelve (12) OF SEVENTY-EIGHT (78) EXHIBITS
June 16 2001

No. 11

ED CLARK
Time Life

Grief-stricken Navy Chief Petty Officer Graham Jackson plays "Goin' Home" on the accordian while President Franklin Roosevelt's body is carried from the Warm Springs, Ga., plantation where he died, April 12, 1945, of a stroke.



No. 11

ED CLARK
Time Life

Grief-stricken Navy Chief Petty Officer Graham Jackson plays "Goin' Home" on the accordian while President Franklin Roosevelt's body is carried from the Warm Springs, Ga., plantation where he died, April 12, 1945, of a stroke.



JOHN CRAPO TO FLEET
PAGE Thirteen (13) OF SEVENTY-EIGHT (78) EXHIBITS
June 16 2001



No. 25

CAROL GUZY
The Washington Post

A U.S. soldier steps in to protect a man suspected of throwing a grenade during a demonstration in Haiti in 1994. Soldiers arrested the man, saving him from the angry mob.

JOHN J. CRAPO TO FLEET
PAGE FOURTEEN (14) OF SEVENTY-
JUNE 16 2001 EIGHT (78) EX-
HIBITS



No. 25

Carol Guzy
The Washington Post

A U.S. soldier steps in to protect a man suspected of throwing a grenade during a demonstration in Haiti in 1994. Soldiers arrested the man, saving him from the angry mob.

JOHN CRAPO to FLEET
PAGE FIFTeen (15) OF SEVENTY-EIGHT (78)
June 16 2001 OF EXHIBITS



No. 25

CAROL GUZY
The Washington Post

A U.S. soldier steps in to protect a man suspected of throwing a grenade during a demonstration in Haiti in 1994. Soldiers arrested the man, saving him from the angry mob.

JOHN CRAPO to FLEET
PAGE Sixteen (16) OF SEVENTY-
JUNE 16 2001 EIGHT (78) EX-
HIBITS

JOHN CRAPO TO FLEET
PAGE SEVENTEEN (17) OF
June 16, 2001 OF SEVENTY-
EIGHT (78) EXHIBITS

Chapel Call

POST RELIGIOUS SCHEDULE:

CATHOLIC: Chapel Two (T-2180) Nash Blvd

Saturday Mass	4:30 p.m.
Sunday Mass	10:00 a.m.
Daily Mass (Monday - Wednesday)	4:40 p.m.
(Thursday)	11:40 a.m.

Confession before all Masses and by request

PROTESTANT: Chapel One (T-202) Nash Blvd

Sunday School (T-201)	9:45 a.m.
Sunday Worship (Free Nursery at T-201)	11:00 a.m.
Wednesday Film Fellowship (T-201)	7:00 p.m.
Thursday Choir Rehearsal - Cancelled this week only	7:00 p.m.

JEWISH: Chapel Six (T-804) Nash Blvd

Friday Sabbath Service	7:00 p.m.
Saturday Sabbath Service	8:00 a.m.

LDS SERVICES: Latter Day Saints Services are at Masonic Hall, 240 Washington Street, Watertown. Sunday Schedule is 8:30 a.m. Priesthood; 10:00 a.m. Sunday School; 11:30 a.m. Sacrament. Call Michael Eckert, Branch President at 782-1788 for additional information.

KOSHER KITCHEN (T-808) OPEN DAILY 11:30 a.m. to 12:30 p.m. and 4:30 p.m. to 5:30 p.m.

JOHN CRAPO TO FLEET
PAGE EIGHTEEN (18) OF SEVENTY-
June 16 2001 EIGHT (78)
EXHIBITS

Chapel Call

POST RELIGIOUS SCHEDULE

CATHOLIC: Chapel Two (T-2180) Nash Blvd

Saturday Mass	4:30 p.m.
Sunday Mass	10:00 a.m.
Daily Mass (Monday - Wednesday)	4:40 p.m.
(Thursday)	11:40 a.m.

Confession before all Masses and by request.

PROTESTANT: Chapel One (T-202) Nash Blvd

Sunday School (T-201)	9:45 a.m.
Sunday Worship (Free Nursery at T-201)	11:00 a.m.
Wednesday Film Fellowship (T-201)	7:00 p.m.
Thursday Choir Rehearsal: Cancelled this week only	7:00 p.m.

JEWISH: Chapel Six (T-804) Nash Blvd

Friday Sabbath Service	7:00 p.m.
Saturday Sabbath Service	8:00 a.m.

LDS SERVICES: Latter Day Saints Services are at Masonic Hall, 240 Washington Street, Watertown. Sunday Schedule is: 8:30 a.m. Priesthood; 10:00 a.m. Sunday School; 11:30 a.m. Sacrament. Call Michael Eckert, Branch President at 782-1788 for additional information.

KOSHER KITCHEN (T-808) OPEN DAILY 11:30 a.m. to 12:30 p.m. and 4:30 p.m. to 5:30 p.m.

JOHN CRAPO TO FLEET
PAGE NINETEEN (19) OF SEVENTY-EIGHT (78) EXHIBITS
JUNE 16, 2001



Humberto Cardinal Medeiros, Roman Catholic Archbishop of Boston, consecrates the elements for Communion during Sunday Mass at Ft. Drum, N.Y. for members of the 26th (YANKEE) Infantry Division. Assisting the Cardinal at the altar are Chaplain (Major) Harold Leblanc (left), assistant Division Chaplain, and Father James McCune, secretary to the Cardinal. (YD Photo by SP4 Basil Walker)

Archbishop visits Ft. Drum

By Sp5 John J. Crapo
26th (YANKEE)
Infantry Division PAO

FT. DRUM, N.Y., June 25 — Under cloudless skies on the rolling hills of upstate New York, Boston's Roman Catholic Archbishop, Humberto Cardinal Medeiros celebrated Holy Communion Sunday for members of the 26th (YANKEE) Infantry Division who are performing annual training here.

In a stirring address to the troops assembled on the sunny west side of Division Hill, Cardinal Medeiros said ever since the National Guard's founding by our forebears, it has rendered fine service to our nation in time of need. He singled out the men and women of the YANKEE Division for their aid to Boston Archdiocesan residents ravaged by February's snow storm. Cardinal Medeiros credited the Guard with saving many lives and alleviating suffering during the blizzard.

Cocelebrants of the Mass were Chaplains (Lieutenant Colonel) Thomas Borberich of the 43d Brigade, (Major) Daniel W. O'Hara of the 3d Brigade, (Major) Harold E. LeBlanc of YANKEE Division Headquarters, (Captain) Edward J. McCabe of the 101st Engineers, (Captain) Daniel Sullivan of the 43d Brigade and (First Lieutenant) Edward Redmond of the 26th Division Support Command. Also cocelebrating Mass was the Reverend James McCune, the Cardinal's secretary.

After the Mass, YANKEE Division commander, Major General Nicholas J. Del Torto hosted a luncheon for the Cardinal. The prelate was made an honorary member of the YANKEE Division and was presented with a miniature statue and $1000 from the Division Chaplains' Fund.

After visiting with members of Boston's 26th Adjutant General's Company, 26th Military Police Company and Headquarters Company 26th (YANKEE) Infantry Division, Cardinal Medeiros returned to Boston, calling the citizen soldiers "The Backbone of the Commonwealth."

FORT DRUM
SENTINEL

The SENTINEL is published by the Ft. Drum Public Affairs Office in the interest of Ft. Drum personnel and units conducting training activities at the installation. The newspaper is an unofficial publication authorized under the provisions of Army Regulation 360-81. Views and opinions expressed herein are not necessarily those of the Department of the Army.

The SENTINEL is printed by offset photo capability by MRS Printing Inc., Gouverneur, NY 13642. Issues are distributed on sixteen Thursdays during the Reserve Component Annual Training period. Circulation: 3,400.

Editorial contributions and distribution requests should be made in writing to the Ft. Drum Public Affairs Office, Watertown, NY 13601, telephone (315) 782-6400, extension 2414-2416.

Commander — Colonel Joseph L. Parlas, Jr.
Public Affairs Officer — 2nd Lt. June C. Hust
OIC The SENTINEL — Capt. Frederick U. Sanders, Jr.
Information Supervisor — SSgt. Alfred C. West
Managing Editor — Sp4 Raylund L. Pryor
Associate Editor — Sp4 Clifford A. Mitchell
News Editor — Sp4 Lori A. Gray
Reporter — Pfc. Farajallah M. Yazbek
Editorial Assistant — Mrs. Bonnie L. Vargas



Humberto Cardinal Medeiros, Roman Catholic Archbishop of Boston, consecrates the elements for Communion during Sunday Mass at Ft. Drum, N.Y. for members of the 26th (YANKEE) Infantry Division. Assisting the Cardinal at the altar are Chaplain (Major) Harold LeBlanc (left), assistant Division Chaplain, and Father James McCune, secretary to the Cardinal. (YD Photo by SP4 Lloyd Walker)

Archbishop visits Ft. Drum

By Sp5 John J. Crapo
26th YANKEE
Infantry Division, PAO

FT. DRUM, N.Y. — June 25 — Under cloudless skies on the rolling hills of upstate New York, Boston's Roman Catholic Archbishop, Humberto Cardinal Medeiros, celebrated Holy Communion Sunday for members of the 26th (YANKEE) Infantry Division, who are performing annual training here.

In a stirring address to the troops assembled on the sunny west side of Division Hill, Cardinal Medeiros said ever since the National Guard's founding by our forebears, it has rendered fine service to our nation in time of need. He singled out the men and women of the YANKEE Division for their aid to Boston Archdiocesan residents ravaged by February's snow storm. Cardinal Medeiros credited the Guard with saving many lives and alleviating suffering during the blizzard.

Cocelebrants of the Mass were Chaplains (Lieutenant Colonel) Thomas Berberich of the 43rd Brigade, (Major) Daniel J. O'Hearn of the 3rd Brigade, (Major) Harold E. LeBlanc of YANKEE Division Headquarters, (Captain) Edward J. McCabe of the 101st Engineers, (Captain) Daniel Sullivan of the 43rd Brigade, and (First Lieutenant) Edward Redmond of the 26th Division Support Command. Also cocelebrating Mass was the Reverend James McCune, the Cardinal's secretary.

After the Mass, YANKEE Division Commander, Major General Nicholas J. Del Torto hosted a luncheon for the Cardinal. The prelate was made an honorary member of the YANKEE Division and was presented with a miniature statue and $1000 from the Division Chaplains' Fund.

After visiting with members of Boston's 26th Adjutant General's Company, 26th Military Police Company and Headquarters Company, 26th YANKEE Infantry Division, Cardinal Medeiros returned to Boston, calling the citizen soldiers "The Backbone of the Commonwealth."

FORT DRUM
SENTINEL

The SENTINEL is published by the Ft. Drum Public Affairs Office in the interest of Ft. Drum personnel and units conducting training activities at the installation. The newspaper is an unofficial publication authorized under the provisions of Army Regulation 360-[illegible]. All views and opinions expressed herein are not necessarily those of the Department of the Army.

The SENTINEL is printed by offset photo capability by MRS Printing, Inc., Gouverneur, NY, 13642. Issues are distributed on [illegible] Thursdays during the Reserve Component Annual Training period. Circulation 3,400.

Editorial contributions and distribution requests should be made in writing to the Ft. Drum Public Affairs Office, Watertown, NY 1360[illegible], telephone (315) 782-[illegible], extension 341-2415.

Commander	Colonel Joseph L. Parlas Jr.
Public Affairs Officer	2nd Lt. June C. Hust
OIC, The SENTINEL	Capt. Frederick J. Sanders Jr.
Information Supervisor	SSgt. Alfred C. West
Managing Editor	Sp4 Raylund L. Pryor
Associate Editor	Sp4 Clifford A. Mitchell
News Editor	Sp4 Lori A. Gray
Reporter	Pfc. Farajallah M. Yazbek
Editorial Assistant	Mrs. Bonnie L. Vargas

JOHN CRAPO TO FLEET
PAGE TWENTY (20) OF
JULY 16 2001 OF SEVENTY-EIGHT (78)
EXHIBITS



Humberto Cardinal Medeiros, Roman Catholic Archbishop of Boston, consecrates the elements for Communion during Sunday Mass at Ft. Drum, N.Y. for members of the 26th (YANKEE) Infantry Division. Assisting the Cardinal at the altar are Chaplain (Major) Harold LeBlanc (left), assistant Division Chaplain, and Father James McCune, secretary to the Cardinal. (YD Photo by SP4 Basil Walkes)

Archbishop visits Ft. Drum

By Sp5 John J. Crapo
26th (YANKEE) Infantry Division, PAO

FT. DRUM, N.Y. June 25 — Under cloudless skies on the rolling hills of upstate New York, Boston's Roman Catholic Archbishop, Humberto Cardinal Medeiros, celebrated Holy Communion Sunday for members of the 26th (YANKEE) Infantry Division who are performing annual training here.

In a stirring address to the troops assembled on the sunny west side of Division Hill, Cardinal Medeiros said ever since the National Guard's founding by our forebears, it has rendered fine service to our nation in time of need. He singled out the men and women of the YANKEE Division for their aid to Boston Archdiocesan residents ravaged by February's snow storm. Cardinal Medeiros credited the Guard with saving many lives and alleviating suffering during the blizzard.

Concelebrants of the Mass were Chaplains (Lieutenant Colonel) Thomas Herberich of the 43d Brigade, (Major) Daniel J. O'Hear of the 43d Brigade, (Major) Harold E. LeBlanc of YANKEE Division Headquarters, (Captain) Edward D. McCabe of the 101st Engineers, (Captain) Daniel Sullivan of the 43d Brigade, and (First Lieutenant) Edward Redmond of the 26th Division Support Command. Also concelebrating Mass was the Reverend James McCune, the Cardinal's secretary.

After the Mass, YANKEE Division Commander Major General Nicholas J. Del Torto hosted a luncheon for the Cardinal. The prelate was made an honorary member of the YANKEE Division and was presented with a miniature statue and $1000 from the Division Chaplains' Fund.

After visiting with members of Boston's 26th Adjutant General Company, 26th Military Police Company and Headquarters Company, 26th (YANKEE) Infantry Division, Cardinal Medeiros returned to Boston, calling the citizen soldiers "The Backbone of the Commonwealth."

Reflections.....

THE STEWARDSHIP OF SPEECH

Edwin Newman's best-sellers, A CIVIL TONGUE and STRICTLY SPEAKING, are humorous gibes at those who clutter language with cliches and bombast. Perhaps he should prod us sometime about irresponsible speech. This precious gift of God is a sacred trust. Do I honor that trust or excuse blindly my abuse of it?

Sometimes diplomacy cloaks hypocrisy, or we call harshness honesty. Crudeness is being natural; ridicule is humor. Stubbornness is called strength of character. Anger is only righteous indignation, blasphemy is a sign of manliness. Is that me, or do others know me for my kind, encouraging and thankful words?

Self-control means controlling the tongue. "A good man thinks before he speaks." PROVERBS 10:19; 14:28.

By Chaplain (LTC) Karl Huller



Happy Birthday, America

The 26th Inf. Div. and Ft. Drum will host a 50 gun salute for civilian and military members at 12 noon on the 4th of July in front of post headquarters (T-3), to commemorate the 202d Anniversary of the signing of the Declaration of Independence.

New England arrives

By Sp5 Thomas J. Spisak
26th Infantry Division, PAO

Fort Drum regulars may have noticed the sweet tones of New England accents floating through the post this week.

The YANKEE Division has arrived. Led by Major General Nicholas J. Del Torto of Medford, Mass., the 26th (YANKEE) Infantry Division is made up of citizen soldiers from three New England states, Massachusetts, Connecticut, and Rhode Island.

Major General Del Torto pointed out that annual training is the time his troops hone the lessons and show the esprit d'corps acquired during the year's weekend drills that enable them to respond quickly and effectively to any emergency.

Last year the YANKEE Division performed well in Army readiness evaluations during annual training. General Del Torto said, "Our high evaluations were exemplified by the Division's response to the February snow emergency."

Last winter YANKEE Division Guardsmen were called out to fight the worst blizzard to hit the Massachusetts coast in this century. State officials called the Division's response "magnificent."

The YANKEE Division began their two week training by taking to the field for a week of bivouac.

FORT DRUM
SENTINEL

The SENTINEL is published by the Ft. Drum Public Affairs Office in the interest of Ft. Drum personnel and units conducting training activities at the installation. The newspaper is an unofficial publication authorized under the provisions of Army Regulation 360-81. Views and opinions expressed herein are not necessarily those of the Department of the Army.

The SENTINEL is printed by offset photo capability by MRS printing, inc., Gouverneur, NY 13642. Issues are distributed on sixteen Thursdays during the Reserve Component Annual Training period. Circulation: 3,400.

Editorial contributions and distribution requests should be made in writing to the Ft. Drum Public Affairs Office, Watertown, NY 13601, telephone (315) 782-6000, extension 2414-2415.

Commander	Colonel Joseph L. Parlas, Jr.
Public Affairs Officer	2nd Lt. June C. Hust
OIC, The SENTINEL	Capt. Frederick J. Sanders, Jr.
Information Supervisor	SSgt. Alfred C. West
Managing Editor	Sp4 Raylund L. Pryor
Associate Editor	Sp4 Clifford A. Mitchell
News Editor	Sp4 Lori A. Gray
Reporter	Pfc. Fazalallah M. Yazbek
Editorial Assistant	Mrs. Bonnie L. Vargas



Chapel Call

POST RELIGIOUS SCHEDULE

CATHOLIC: Chapel Two (T-2180) Nash Blvd

Saturday Mass	4:30 p.m.
Sunday Mass	10:00 a.m.
Daily Mass (Monday - Wednesday)	4:40 p.m.
(Thursday)	11:40 a.m.

Confession before all Masses and by request

PROTESTANT: Chapel One (T-202) Nash Blvd

Sunday School (T-201)	9:45 a.m.
Sunday Worship (Free Nursery at T-201)	11:00 a.m.
Wednesday Film Fellowship (T-201)	7:00 p.m.
Thursday Choir Rehearsal - Cancelled this week only	7:00 p.m.

JEWISH: Chapel Six (T-804) Nash Blvd

Friday Sabbath Service	7:00 p.m.
Saturday Sabbath Service	8:00 a.m.

LDS SERVICES: Latter Day Saints Services are at Masonic Hall, 240 Washington Street, Watertown. Sunday Schedule is 8:30 a.m. Priesthood; 10:00 a.m. Sunday School; 11:30 a.m. Sacrament. Call Michael Eckert, Branch President at 782-1788 for additional information.

KOSHER KITCHEN (T-808), OPEN DAILY 11:30 a.m. to 12:30 p.m. and 4:30 p.m. to 5:30 p.m.

John Crapo to Fleet June 16 2001

JOHN CRAPO TO FLEET
JUNE 16 2001
PAGE TWENTY-TWO (22) OF SEVENTY-EIGHT
(78) EXHIBITS



Humberto Cardinal Medeiros, Roman Catholic Archbishop of Boston, consecrates the elements for Communion during Sunday Mass at Ft. Drum, N.Y. for members of the 26th (YANKEE) Infantry Division. Assisting the Cardinal at the altar are Chaplain (Major) Harold LeBlanc, (left), assistant Division Chaplain, and Father James McCune, secretary to the Cardinal. (YD Photo by SP4 Basil Walkes)

Archbishop visits Ft. Drum

By Sp5 John J. Crapo
26th (YANKEE)
Infantry Division PAO

FT. DRUM, N.Y. (June 25) — Under cloudless skies on the rolling hills of upstate New York, Boston's Roman Catholic Archbishop, Humberto Cardinal Medeiros, celebrated Holy Communion Sunday for members of the 26th (YANKEE) Infantry Division who are performing annual training here.

In a stirring address to the troops assembled on the sunny west side of Division Hill, Cardinal Medeiros said ever since the National Guard's founding by our forebears, it has rendered fine service to our nation in time of need. He singled out the men and women of the YANKEE Division for their aid to Boston Archdiocesan residents ravaged by February's snow storm. Cardinal Medeiros credited the Guard with saving many lives and alleviating suffering during the blizzard.

Concelebrants of the Mass were Chaplains (Lieutenant Colonel) Thomas Bernerich of the 43d Brigade, (Major) Daniel J. O'Hear of the 3d Brigade, (Major) Harold J. LeBlanc of YANKEE Division Headquarters, (Captain) Edward D. McCabe of the 101st Engineers, (Captain) Daniel Sullivan of the 43d Brigade, and (First Lieutenant) Edward Redmond of the 26th Division Support Command. Also concelebrating Mass was the Reverend James McCune, the Cardinal's secretary.

After the Mass, YANKEE Division Commander Major General Nicholas J. Del Torto hosted a luncheon for the Cardinal. The prelate was made an honorary member of the YANKEE Division and was presented with a miniature statue and $1000 from the Division Chaplains' Fund.

After visiting with members of Boston's 26th Adjutant General Company, 26th Military Police Company and Headquarters Company 26th (YANKEE) Infantry Division, Cardinal Medeiros returned to Boston, calling the citizen soldiers "The Backbone of the Commonwealth."

FORT DRUM
SENTINEL

The SENTINEL is published by the Ft. Drum Public Affairs Office in the interest of Ft. Drum personnel, and units conducting training activities at the installation. The newspaper is an unofficial publication authorized under the provisions of Army Regulation 360-81. Views and opinions expressed herein are not necessarily those of the Department of the Army.

The SENTINEL is printed by offset photo capability by MRS printing, inc., Gouverneur, NY 13642. Issues are distributed on sixteen Thursdays during the Reserve Component Annual Training period. Circulation: 3,400.

Editorial contributions and distribution requests should be made in writing to the Ft. Drum Public Affairs Office, Watertown, NY 13601 (telephone (315) 782-6900, extension 2414-2415).

Commander ... Colonel Joseph L. Parlas, Jr.
Public Affairs Officer ... 2nd Lt. June C. Hust
OIC, The SENTINEL ... Capt. Frederick J. Sanders, Jr.
Information Supervisor ... SSgt. Alfred C. West
Managing Editor ... Sp4 Raylund L. Pryor
Associate Editor ... Sp4 Clifford A. Mitchell
News Editor ... Sp4 Lori A. Gray
Reporter ... Pfc. Fatajallah M. Vazbek
Editorial Assistant ... Mrs. Bonnie L. Vargas

Spirituality & Healing

IN MEDICINE

An Updated Course

Mainstreaming Spirituality: The Next Step

December 16-18, 2000
The Westin Hotel, Copley Place
Boston, Massachusetts

Under the Direction of
Herbert Benson, MD

Presented by

HARVARD MEDICAL SCHOOL
DEPARTMENT OF CONTINUING EDUCATION

and

MIND/BODY MEDICAL INSTITUTE
CAREGROUP
BETH ISRAEL DEACONESS MEDICAL CENTER

John Crapo CD FCCEF
June 16 2001
Page Three (3) of Seventy-Eight
(78)

JOHN CRAPO TO FLEET Jan 16 2001
Page twenty four (24) of seventy-eight (78) exhibits

Harold G. Koenig, MD

Associate Prof. of Psychiatry & Behavioral Sciences and Associate Prof. of Medicine
Duke University Medical Center
Director, Center for the Study of Religion/Spirituality and Health
Duke University Medical Center

Richard Lawrence Kradin, MD

Associate Physician
Massachusetts General Hospital
Associate Professor
Harvard Medical School
Director of Research
Mind & Body Medical Institute

David B. Larson, MD, MSPH, FAPA

Adjunct Professor of Psychiatry and Behavioral Science
Duke University Medical Center and Northwestern University Medical School
President
National Institute for Healthcare Research

Seyyed Hossein Nasr, PhD

University Professor of Islamic Studies
George Washington University

Robert David Orr, MD

Professor, Family Practice
Univeristy of Vermont College of Medicine
Director of Ethics
Fletcher Allen Health Care

Lobsang Rapgay, PhD

Dept. of Psychiatry, Assistant Clinical Professor
University of California of Los Angeles School of Medicine
Clinical Instructor
Mind/Body Medical Institute, Harvard Medical School

Eva Selhub, MD

Clinical Instructor in Medicine
Harvard Medical School
Associate in Medicine / Clinical Instructor
Beth Israel Deaconess Medical Center
Medical Director
Mind/Body Medical Institute

Phyllis Ann Solari-Twadell, RN, MSN, MPA

Director
International Parish Nurse Resource Center, Advocate Health Care

Daniel P. Sulmasy, OFM, MD, PhD

Professor of Medicine
New York Medical College
Chair in Ethics, Sisters of Charity
St. Vincents Hospital, The John J. Conley Department of Ethics

Neil Waldron,

President and Chief Executive Officer
Sloans Lake

Simkha Y. Weintraub, CSW

Rabbinic Director
New York Jewish Healing Ctr / Jewish Board of Family & Children's Svcs

Tom Wojick,

Adjunct Faculty
University of Richmond
VP Behavioral Health
Bon Secours St. Mary's Hospital
Director of Mind/Body Medical Institute
Bon Secours Health System
President
The Renewal Group Inc.

Spirituality and Healing in Medicine
December 16th – 18th, 2000
Boston, Massachusetts

FACULTY DISCLOSURE STATEMENT

Harvard Medical School has long held the standard that its continuing medical education programs be free of commercial bias.

Now, in accord with the disclosure policy of the Medical School as well as standards set forth by the Accreditation Council for Continuing Medical Education, speakers have been asked to disclose any relationships they have with companies producing pharmaceuticals, medical equipment, prostheses, etc. that might be germane to the content of their lectures. Such disclosure is not intended to suggest or condone bias in any presentation, but is elicited to provide registrants with information that might be of potential importance to their evaluation of a given talk. In addition, faculty have been asked to describe any "off label" uses of pharmaceutical products and devices.

1. The following speakers have reported no significant relationships with industry:

Norman B. Anderson, PhD
Margaret A. Baim, MS, RN, CS
Natalia Vonnegut Beck, BA, MA
Herbert Benson, MD
Laurel A. Burton, ThD
Calvin O. Butts, PhD, D. Min.
Joseph J. Driscoll, M. Div.
Steven A. Grossman
Virginia S. Harris, CSB
Gregg Donald Jacobs, PhD
Harold G. Koenig, MD
Richard Lawrence Kradin, MD
David B. Larson, MD, MSPH, FAPA
Seyyed Hossein Nasr, PhD
Robert David Orr, MD
Christina M. Puchalski, MD, MS
Lobsang Rapgay, PhD
Eva Selhub, MD
Phyllis Ann Solari-Twadell, RN, MSN, MPA
Daniel P. Sulmasy, OFM, MD, PhD
Simkha Y. Weintraub, CSW
Tom Wojick

JOHN CRAPO TO FLEET JUNE 16 2001
Page twenty-Five (25) OF SEVENTY-EIGHT (78) EXHIBITS

Course Director

Herbert Benson, MD

Mind/Body Medical Institute Associate
Professor of Medicine
Harvard Medical School
Chief, Division of Behavioral Medicine
Beth Israel Deaconess Medical Center
President
Mind/Body Medical Institute

Associate Course Director

Christina M. Puchalski, MD, MS

Assistant Professor of Medicine
George Washington University
George Washington University Medical Center
Director of Education
National Institute for Healthcare Research

Faculty

Norman B. Anderson, PhD

Professor of Health and Social Behavior
Harvard School of Public Health
Former Associate Director
National Institutes of Health

Margaret A. Baim, MS, RN, CS

Associate in Medicine
Harvard Medical School
Co-Director, Medical Symptom Reduction Program
Beth Israel Deaconess Medical Center
Clinical Director, Center for Training
Mind/Body Medical Institute

Natalia Vonnegut Beck, BA, MA

Daniel G- Holbrook Fellow
Harvard Medical School
Rector - Episcopal Church
Church of The Holy Spirit

Calvin O. Butts, PhD, D. Min.

President
SUNY College at Old Westbury
Pastor
Abyssinian Babptist Church

Joseph J. Driscoll, M. Div.

Executive Director
National Association of Catholic Chaplains
Editorial Board
Journal of Palliative Medicine

Gregory L. Fricchione, MD

Associate Professor of Psychiatry
Harvard Medical School
Attending Psychiatrist
Brigham and Women's Hospital
Senior Research Consultant
Mind Body Medical Institute
Director of Mental Health
The Carter Center

Steven A. Grossman,

Senior Managing Director
Hill and Knowlton, Health Team
Senior Health Cousel
Hill and Knowlton, Health Team

Virginia S. Harris, CSB

Chairman
The Christian Science Board of Directors
Publisher
The Writings of Mary Baker Eddy

Gregg Donald Jacobs, PhD

Assistant Professor of Psychiatry
Harvard Medical School
Assistant Professor of Psychiatry
Beth Israel Deaconess Medical Center
Senior Research Scientist
Mind/Body Medical Insitiure

Course Director

Herbert Benson, MD

Mind/Body Medical Institute Associate
Professor of Medicine
Harvard Medical School
Chief, Division of Behavioral Medicine
Beth Israel Deaconess Medical Center
President
Mind/Body Medical Institute

Associate Course Director

Christina M. Puchalski, MD, MS

Assistant Professor of Medicine
George Washington University
George Washington University Medical Center
Director of Education
National Institute for Healthcare Research

Faculty

Norman B. Anderson, PhD

Professor of Health and Social Behavior
Harvard School of Public Health
Former Associate Director
National Institutes of Health

Margaret A. Baim, MS, RN, CS

Associate in Medicine
Harvard Medical School
Co-Director, Medical Symptom Reduction Program
Beth Israel Deaconess Medical Center
Clinical Director, Center for Training
Mind/Body Medical Institute

Natalia Vonnegut Beck, BA, MA

Daniel G- Holbrook Fellow
Harvard Medical School
Rector - Episcopal Church
Church of The Holy Spirit

Calvin O. Butts, PhD, D. Min.

President
SUNY College at Old Westbury
Pastor
Abyssinian Babptist Church

Joseph J. Driscoll, M. Div.

Executive Director
National Association of Catholic Chaplains
Editorial Board
Journal of Palliative Medicine

Gregory L. Fricchione, MD

Associate Professor of Psychiatry
Harvard Medical School
Attending Psychiatrist
Brigham and Women's Hospital
Senior Research Consultant
Mind Body Medical Institute
Director of Mental Health
The Carter Center

Steven A. Grossman,

Senior Managing Director
Hill and Knowlton, Health Team
Senior Health Cousel
Hill and Knowlton, Health Team

Virginia S. Harris, CSB

Chairman
The Christian Science Board of Directors
Publisher
The Writings of Mary Baker Eddy

Gregg Donald Jacobs, PhD

Assistant Professor of Psychiatry
Harvard Medical School
Assistant Professor of Psychiatry
Beth Israel Deaconess Medical Center
Senior Research Scientist
Mind/Body Medical Institure

JOHN CRAPO TO FLEET June 16 2001
Page Twenty-Six (26) OF SE- A SEVENTY-EIGHT (78) EXHIBIT A

JOHN CRAPO TO FLEET
June 16 2001
Page Twenty - Seven (27)
OF SEVENTY - EIGHT (78)
EXHIBITS

The Scientific Basis of Religious Psyche

Richard Lawrence Kradin, MD

JOHN CRAPO TO FLEET
JUNE 16 2001
Page twenty-Eight (28) OF
SEVENTY-EIGHT (78)
EXHIBITS

The Scientific Basis of Religious Psyche

Richard Lawrence Kradin, MD

44. Rieff, P., *Triumph of the Therapeutic*. 1966, Chicago: Chicago University Press.

45. Rieff, P., *Freud:The Mind o the oralist*. 1959, Chicago: Chicago Press.

46. Rizzuto, A.-M., *Why Did Freud Reject God?* 1998, New Haven: Yale University Press.

47. Rizzuto, A.-M., *Birth of the Living God*. 1979, Chicago: University of Chicago Press.

48. Schrodinger, E., *What is Life?* 1944, Cambridge: Cambridge University Press.

49. Schur, M., *Freud:Living and Dying*. 1972, New York: International University Press.

50. Schweitzer, A., *The Mysticism of Paul the Apostle*. 1931, Baltimore: Johns Hopkins Press.

51. Shroni, S., *The Doctrine of the Upanishads*. 1991, Delhi: Motilal Publishers.

52. Stein, M., *Jung's Treatment of Christianity*. 1985, Evanston: Chiron.

53. Stern, D., *Interpersonal World of the Infant*. 1985, New York: Basic Books.

54. Sulloway, F., *Freud:Biologist of the Mind*. 1992, Cambridge: Harvard University Press.

55. Taylor, E., *William James on Exceptional Mental States*. 1984, Amherst: University of Massachusetts Press.

56. von Franz, M.L., *Number and Time*. 1974, Chicago: Northwestern University Press.

57. Weatherill, R., *The Sovereignty of Death*. 1998, London: Rebus Press.

58. Weinberg, S., *The First Three Minutes*. 1977, New York: Basic Books.

59. Weininger, O., *Being and Not Being*. 1996, London: Karnac Books.

60. White, V., *God and the Unconscious*. 1952, Dallas: Spring.

Role of Spirituality in Health: The Data

Harold G. Koenig, MD
David B. Larson, MD, MSPH, FAPA

JOHN CRAPO TO FLEET
JUNE 16 2001
PAGE TWENTY-NINE (29) OF SEVENTY-EIGHT (78) EXHIBITS

Bibliography

1. Abram, J., *The Language of Winnicott*. 1996, Northvale: Aronson Press.
2. Austen, J., *Zen and the Brain*. 1998, Boston: MIT Press.
3. Balint, M., *Basic Fault*. 1968, Evanston: Northwestern University.
4. Becker, E., *Denial of Death*. 1976, Chicago: Chicago Press.
5. Becker, E., *The Birth and Death of Meaning*. 1962, New York: Free Press.
6. Boorstein, D., *The Creators*. 1992, New York: Random House.
7. Bowker, J., *The Meanings of Death*. 1991, Cambridge: Cambridge University Press.
8. Boyarin, D., *Dying for God*. 1999, Stanford: Stanford University Press.
9. Brown, N.O., *Apocalypse or Metamorphosis*. 1991, Berkeley: University of California Press.
10. Burkert, W., *Ancient Mystery Cults*. 1987, Boston: Harvard University Press.
11. Campbell, J., ed. *Man and Time*. 1957, Bollingen Press: Princeton.
12. Coward, H., *Jung and Eastern Thought*. 1985, Albany: University of New York Press.
13. Davies, P., *God and the New Physics*. 1983, New York: Simon&Schuster.
14. Dimmit, C. and J.A.B. van Buitenen, *Classical Hindu Mythology*. 1978, Philadelphia: Temple University Press.
15. Duncan, D., *Calendar*. 1998, New York: Avon.
16. Edinger, E., *The Psyche in Antiquity*. 1999, Toronto: Inner City Books.
17. Eliade, M., *Patterns in Comparative Religion*. 1958, New York: Shed&Ward.
18. Fishbane, M., *Kiss of God:Spiritual and Mystical Death in Judaism*. 1994, Seattle: University of Washington Press.
19. Fraser, J.T., *Time, Conflict and Human Values*. 1999, Chicago: University of Illinois Press.
20. Fraser, J.T., *Of Time, Passion and Knowledge*. 1990, Princeton: Princeton University Press.

22. Freud, S. The Standard Edition of the Complete Psychological Works of Sigmund Freud, ed. J. Strachey. 1991, London: Hogarth Press.
23. Frey-Rohn, L., *From Freud to Jung*. 1974, Boston: Shambhala Press.
24. Gay, P., *A Godless Jew*. 1984, New York: Random House.
25. Gould, S.J., *Conversations About the End of Time*. 2000, New York: Penguin Press.
26. Hillman, J., *A Blue Fire*. 1985, Dallas: Spring.
27. Hillman, J., *Insearch:Psychology and Religion*. 1967, Dallas: Spring.
28. Hogenson, G., *Jung's Struggle with Freud*. 1983, Wilmette: Chiron.
29. Homans, P., *The Ability to Mourn*. 1989, Chicago: University of Chicago Press.
30. James, W., *The Varieties of Religious Experience*. 1994, New York: Modern Library.
31. Jamison, K., *Touched with Fire*. 1993, New York: Free Press.
32. Jaspers, K., *Plato and Augustine*. 1957, Orlando: Harcourt&Brace.
33. Joyce, J., *Portrait of the Artist as a Young Man*. 1906, New York: Penguin Classics.
34. Jung, C.G. Collected Works of C.G. Jung, ed. R.F.C. Hull. 1967, Princeton: Princeton University Press.
35. Jung, C.G., *Memories, Dreams, Reflections*. 1961, Nw York: Random House.
36. Kastenbaum, R., *The Psychology of Death*. 2000, New York: Springer.
37. Mason, H., *Gilgamesh*. 1970, New York: Penguin.
38. Mc Keon, R., *The Basic Works of Aristotle*. 1941, New York: Random House.
39. Neumann, E., *Origins and History of Consciousness*. 1954, Princeton: Bollingen Press.
40. Neusner, J., *Jewish and Christian Doctrines*. 2000, London: Routledge.
41. Otto, R., *Idea of the Holy*. 1923, London: Oxford University Press.
42. Palmer, M., *Freud and Jung on Religion*. 1997, London: Routledge.

JOHN CRAPO
JUNE 16 2001
Page thirty (30) OF
TO FLEET
SEVENTY-EIGHT (78)
EXHIBIT

JOHN CRAPO TO FLEET
JUNY 16 2001
Page 31 (thirty-one) OF SEVENTY-EIGHT (78) EXHIBITS

1. Introduction

Despite the undeniably important role that religion has played in the history of the world, controversy persists concerning its definition. English and English (1958) proposed the following:

Religion is a system of attitudes, practices, rites, ceremonies and beliefs that individuals adopt in order to put themselves in relationship to God or to a supernatural world.

Lowenthal (1995) suggested that major religious traditions share a number of beliefs including:

1. the existence of a non-material (spiritual) reality
2. the idea that the purpose of life is to increase harmony
3. an understanding that God as the source of moral directives
4. participation in social organizations that promote these beliefs

The role of religion in the West has undergone substantial transformation since the Age of Enlightenment. The power of the scientific method that divests itself of subjectivity, in order to examine the object world rationally has at times proved a powerful foe of traditional religions. The scientific attitude, which dominates public displays in non-theocratic societies often, belies the private beliefs of individuals. Surveys in the U.S. and Great Britain indicate that the vast majority of individuals profess religious beliefs. However, they also indicate widespread dissatisfaction with traditional religious systems.

The conflict between religions and science generally reflects a literal rather than a metaphoric reading of religious scripture. When religion and science disagree, e.g. concerning the date of creation or evolution, science has virtually always prevailed, in its ability to explicate and predict the behavior of the material world.

JOHN CRAPO TO FLEET JUNE 16 2001
PAGE THIRTY-TWO (32) OF SEVENTY-EIGHT (78) EXHIBITS

This has lead some prominent individuals, e.g. Freud, Marx and Russell, to declare that religion is essentially an illusion, that man must divest himself of, in order to face squarely the "reality" around him. However, most individuals who aggressively argue the relative merits of science or religion ignore the fact that these two systems are designed to address different categories of knowledge. For this reason, their contributions are incomparable.

Accurate explanations of measurable phenomena are the domain of science. When science and religion are at odds concerning such phenomena, invariably religion must yield. However, the attribution of subjective meaning is the legitimate province of religion. As Einstein said "Religion without science is blind. Science without religion is lame".

2. The Origins of Religion

The history of religion begins with the earliest evidence of human activity. Prehistoric burials carbon-dated at ~300,000 B.C., have found what appears to have been ritual activities consistent with religious practice. The fossil record suggests that man worshipped totem animals in Western Europe as early as 50,000 years ago.

The great cave paintings of France and Spain indicate an advanced culture capable of artistic representation and shamanistic practices of initiation. The widespread appearance of artifacts of bountiful women at this time suggests that a system of religious practice with emphasis on fertility. This has been interpreted by Gimbutas as a cult of the Goddess; however, substantial controversy exists concerning this matter.

A series of great Aryan migrations, originating in the region of Scythia and fanning out in all directions spread an advanced civilization that exhibited the capacity to domesticate horses and adopt them for the purpose of drawing chariots. Aryan influence extended as far west as Ireland, east to India, south to Greece and Canaan and north to Scandinavia. The diffusion of this culture has been conserved in the Indo-European dialects that are prevalent in the Western world and India. This great migration also coincided with a diminished role for nature religions and the appearance of an iconography depicting sky gods, e.g. Zeuss, India, Yahweh.

The present Judeo-Christian traditions of the West are syncretic religions that combine aspects of polytheism with an advanced monotheistic belief. The latter appears to have first developed in ancient Egypt during the reign of Akhenaton and was subsequently consolidated in Israel during the 1st millennium BCE.

In contrast, the major early religious traditions of the East, Hinduism and Taoism, developed largely independent of events in the West, most likely because of the physical isolation of the Orient. However, discourse along the Great Silk Trade Routes may have allowed a substantial degree of philosophical exchange between East and West.

In the East, the God-image is best described as an "energy" that inhabits all aspects of the universe. Creation is an organic and repeating event that alternates with cosmic destruction. There is no definite beginning or end; re-incarnation is a prevalent belief. The god within is generally "experienced" by a system of ritual yogic practices that direct (yoke) the attention of the individual inward in an effort to realize altered states of mind. In some traditions, e.g. Hinayana Buddhism, it is uncertain whether the term religion as English and English defined it applies, as there is no formal belief in a

JOHN CRAPO [illegible]
Page thirty-three (33) OF SEVENTY-EIGHT (78) EXHIBITS

This has lead some prominent individuals, e.g. Freud, Marx and Russell, to declare that religion is essentially an illusion, that man must divest himself of, in order to face squarely the "reality" around him. However, most individuals who aggressively argue the relative merits of science or religion ignore the fact that these two systems are designed to address different categories of knowledge. For this reason, their contributions are incomparable.

Accurate explanations of measurable phenomena are the domain of science. When science and religion are at odds concerning such phenomena, invariably religion must yield. However, the attribution of subjective meaning is the legitimate province of religion. As Einstein said "Religion without science is blind. Science without religion is lame".

2. *The Origins of* Religion

The history of religion begins with the earliest evidence of human activity. Prehistoric burials carbon-dated at ~300,000 B.C., have found what appears to have been ritual activities consistent with religious practice. The fossil record suggests that man worshipped totem animals in Western Europe as early as 50,000 years ago.

The great cave paintings of France and Spain indicate an advanced culture capable of artistic representation and shamanistic practices of initiation. The widespread appearance of artifacts of bountiful women at this time suggests that a system of religious practice with emphasis on fertility. This has been interpreted by Gimbutas as a cult of the Goddess; however, substantial controversy exists concerning this matter.

A series of great Aryan migrations, originating in the region of Scythia and fanning out in all directions spread an advanced civilization that exhibited the capacity to domesticate horses and adopt them for the purpose of drawing chariots. Aryan influence extended as far west as Ireland, east to India, south to Greece and Canaan and north to Scandinavia. The diffusion of this culture has been conserved in the Indo-European dialects that are prevalent in the Western world and India. This great migration also coincided with a diminished role for nature religions and the appearance of an iconography depicting sky gods, e.g. Zeuss, India, Yahweh.

The present Judeo-Christian traditions of the West are syncretic religions that combine aspects of polytheism with an advanced monotheistic belief. The latter appears to have first developed in ancient Egypt during the reign of Akhenaton and was subsequently consolidated in Israel during the 1st millennium BCE.

In contrast, the major early religious traditions of the East, Hinduism and Taoism, developed largely independent of events in the West, most likely because of the physical isolation of the Orient. However, discourse along the Great Silk Trade Routes may have allowed a substantial degree of philosophical exchange between East and West.

In the East, the God-image is best described as an "energy" that inhabits all aspects of the universe. Creation is an organic and repeating event that alternates with cosmic destruction. There is no definite beginning or end; re-incarnation is a prevalent belief. The god within is generally "experienced" by a system of ritual yogic practices that direct (yoke) the attention of the individual inward in an effort to realize altered states of mind. In some traditions, e.g. Hinayana Buddhism, it is uncertain whether the term religion as English and English defined it applies, as there is no formal belief in a

John CRAPO TO FLERT
June 16 2001 Pages thirty-Four (34) OF
SEVENTY-EIGHT (78) EXHIBITS

This has lead some prominent individuals, e.g. Freud, Marx and Russell, to declare that religion is essentially an illusion, that man must divest himself of, in order to face squarely the "reality" around him. However, most individuals who aggressively argue the relative merits of science or religion ignore the fact that these two systems are designed to address different categories of knowledge. For this reason, their contributions are incomparable.

Accurate explanations of measurable phenomena are the domain of science. When science and religion are at odds concerning such phenomena, invariably religion must yield. However, the attribution of subjective meaning is the legitimate province of religion. As Einstein said "Religion without science is blind. Science without religion is lame".

2. The Origins of Religion

The history of religion begins with the earliest evidence of human activity. Prehistoric burials carbon-dated at ~300,000 B.C., have found what appears to have been ritual activities consistent with religious practice. The fossil record suggests that man worshipped totem animals in Western Europe as early as 50,000 years ago.

The great cave paintings of France and Spain indicate an advanced culture capable of artistic representation and shamanistic practices of initiation. The widespread appearance of artifacts of bountiful women at this time suggests that a system of religious practice with emphasis on fertility. This has been interpreted by Gimbutas as a cult of the Goddess; however, substantial controversy exists concerning this matter.

A series of great Aryan migrations, originating in the region of Scythia and fanning out in all directions spread an advanced civilization that exhibited the capacity to domesticate horses and adopt them for the purpose of drawing chariots. Aryan influence extended as far west as Ireland, east to India, south to Greece and Canaan and north to Scandinavia. The diffusion of this culture has been conserved in the Indo-European dialects that are prevalent in the Western world and India. This great migration also coincided with a diminished role for nature religions and the appearance of an iconography depicting sky gods, e.g. Zeuss, India, Yahweh.

The present Judeo-Christian traditions of the West are syncretic religions that combine aspects of polytheism with an advanced monotheistic belief. The latter appears to have first developed in ancient Egypt during the reign of Akhenaton and was subsequently consolidated in Israel during the 1st millennium BCE.

In contrast, the major early religious traditions of the East, Hinduism and Taoism, developed largely independent of events in the West, most likely because of the physical isolation of the Orient. However, discourse along the Great Silk Trade Routes may have allowed a substantial degree of philosophical exchange between East and West.

In the East, the God-image is best described as an "energy" that inhabits all aspects of the universe. Creation is an organic and repeating event that alternates with cosmic destruction. There is no definite beginning or end; re-incarnation is a prevalent belief. The god within is generally "experienced" by a system of ritual yogic practices that direct (yoke) the attention of the individual inward in an effort to realize altered states of mind. In some traditions, e.g. Hinayana Buddhism, it is uncertain whether the term religion as English and English defined it applies, as there is no formal belief in a

John CRAPO to Fleet June 16 2001
Posthumously - Five (35) OF SEVENTY-EIGHT (78) EXHIBITS

divine being. However, the etymology of the term religion (re-ligio to re-connect) suggests that the meditative traditions are indeed religious systems.

In the West, God is viewed as creator that is outside and greater than his creation. Creation is viewed as a one-time or limited event, so that religion is historical. These beliefs often lead to reverence and worship of the god without, rather than a direct search for the god-image within.

3. The Mystical Experience

It is generally believed that religion reflects the consolidation and dissemination of the mystical experiences of its founders. From Abraham to Buddha to Jesus, the mythology of religion reflects the systematic organization of the mystical experience and teachings of a small number of individuals by their followers. Observance based on an interpretation of the mystical experience in time becomes orthodox tradition. Subsequent "heterodox" mystical experiences by devotees are actively discouraged and punishable by excommunication and even death.

The term "mysticism" derives from the mystery cults of ancient Greece and the orient, which were widespread in their popularity even after the advent of Christianity in the Holy Roman Empire. "Mystai" referred to the initiates of these cults.

The mystery religions cultivated an experience that encouraged altered mental states, which left the initiate both transformed and enlightened. The mystery rituals at Eleusis have been depicted on extant amphora vases and appear to suggest that initiates were exposed to an experience of death and rebirth. Secrecy concerning what had been experienced was the rule, and unlike most religious systems there was apparently little emphasis on formal ritual observances. The myth of Demeter and Persephone, a metaphor for the agricultural cycle, was used to illustrate the mystery of death and incarnation. Grain contaminated with ergot alkaloids may have played a critical role in the ceremony and probably lead to visual hallucinations that reinforced the supernatural message of the mysteries. Other mystery cults claimed participants in the ancient world. The cult of Dionysos, celebrated as the Bacchanalia, was outlawed by the citizens of Athens in 167 B.C.E. because of its excessive orgiastic passions; it appears to have addressed the mysterious re-incarnation of the dismembered god, and likely contributed to the Christian myth.

In his text, *The Varieties of Religious Experience*, William James explored the mystical experience. This topic was further explored by Rudolph Otto in *The Idea of the Holy*. Religious experience according to these authors shares the following features.

1. an experience often termed "ineffable"
2. a unique form of affect that Otto referred to as *numinous* which was both mysterious and fascinating *(mysterium tremendum et fascinans)*
3. an immediacy of the experience
4. a sense of being affected by something outside and greater than one's own self

Evidence suggests that this experience is archetypal, i.e. all human beings have the capacity to undergo these experiences; however, they may differ substantially in intensity, frequency and their subsequent interpretation.

4. The Science of the Religious Experience

Few studies have captured individuals in the midst of a spontaneous numinous experience. However, there is good reason to believe that it is similar if not identical to certain states reported during intense absorptive meditation, some of which have been objectively investigated.

John CRAPO to FLEET JUNY/16 2001
Page thirty-six (36)
OF SEVENTY-EIGHT (78)
EXHIBITS

In *Zen and the Brain*, Austin skillfully weaves aspect of observation, neuroscience, western and Buddhist psychology, into a description of the mystical state. The findings are complex but support the observations made by Benson and co-workers on the *relaxation response.*

The mystical experience is reported as a subjectively altered mental state accompanied by stereotypic physiologic findings. Features of the altered subjective state include:

1. absorption in the moment (immanence)
2. a sense of time dilation (e-terran)
3. a sense of awe, fear, and smallness in the presence of a perceived "other"
4. these subjective states may be accompanied by auditory, or visual hallucinations that are generally informed by the orthodox beliefs of the individual

Physiological changes that precede or accompany these experiences include:

a) activation of specific cortical, limbic and brainstem nuclei
b) synchronization and slowing of electrical activity within the CNS
c) decreased respiratory rate
d) diminished oxygen consumption
e) diminished autonomic tone

1. Summary

The religious or mystical experience is the cornerstone of all great religions. This experience may be hard to capture; however, it is certainly within the realm of scientific observation. As medical scientist, we are not publicly in business of theology, so that we must remain publicly neutral with respect to the transpersonal meaning of such phenomena. However, there is a science of religious experience that may supercede specific theological beliefs. The traditional links between religious belief and healing [illegible] However, it is as likely that they reflect potential [illegible]

physiological mechanisms that can lead to the eradication of certain pathophysiologic conditions. The religious experience should not be eschewed by medical science, as it is a legitimate object for study and could yield important information concerning health and disease.

JOHN CRAPO, to FLEET
June 16 2001
(37)

Distributed FREE Of Charge in EAST BOSTON and WINTHROP

OF SEVENTY-EIGHT (78) EXHIBITS

WEDNESDAY, JANUARY 20, 1982

Senior Social Worker Re-Appointed



John J. Crapo (center), Senior Social Worker of the Geriatrics Program at the East Boston/Winthrop Counseling Center, 10 Gove Street, and of the Erich Lindemann Mental Health Center, Boston was recently sworn in to a third successive seven year term as a Notary Public by Deputy Secretary of State James W. Igoe, here presenting Crapo with his commission immediately following the installation. Crapo, an Army Veteran of three years active service, was an Army social work specialist. Accompanying Crapo to the ceremonies was Governor's Councilor Joseph A. Langone, III of the Executive Council that approved the appointment.

John CRAPO to FLEET
June 16 2001
Page thirty Eight (38) of V

Distributed FREE Of Charge in EAST BOSTON and WINTHROP

WEDNESDAY, JANUARY 20, 1982

SEVENTY-EIGHT (78) EXHIBIT

Senior Social Worker Re-Appointed



John J. Crapo (center), Senior Social Worker of the Geriatrics Program at the East Boston/Winthrop Counseling Center, 10 Gove Street, and of the Erich Lindemann Mental Health Center, Boston, was recently sworn in to a third successive seven year term as a Notary Public by Deputy Secretary of State James W. Igoe, here presenting Crapo with his commission immediately following the installation. Crapo, an Army Veteran of three years active service, was an Army social work specialist. Accompanying Crapo to the ceremonies was Governor's Councilor Joseph A. Langone, III, of the Executive Council that approved the appointment.

HERB RESEARCH FOUNDATION

Improving world health and well-being through herbs

Researching the safety and benefits of herbs

Educating the world about herbs

Saving endangered plants

1007 Pearl Street, Suite 200
Boulder, Colorado 80302

CFC #1715

BIRTH INJURIES
MEDICAL MALPRACTICE

Over 25 years Experience in ... the United States
We investigate claims around the world

NO FEE
IF NO RECOVERY

CALL TOLL FREE (800) 487-8780

Anne Brown, Nurse Attorney — Steve Mahon, Attorney

RYAN
MAHON
BROWN P.A.

Children Awaiting Parents

Designate CFC #1802

CAP

When America Calls...

You answer. Our nation's well-being depends on you. Your nation also depends on every child becoming a lifelong reader. That's when reading is fundamental (RIF) answers the call. RIF has been helping children learn to love reading since 1966. This year RIF will serve more than 3 million children with new, free books and other essential services that motivate kids to read. By the end of 2000, RIF will have placed more than 200 million books in the hands, homes, and hearts of America's children. We can't do it alone. We need your help. Serve your country again by serving young readers now. Please make RIF your choice in the CFC.

Reading Is Fundamental, Inc.

GUN OWNERS FOUNDATION

Protecting Your Rights While You Protect America

While you are out there protecting the interests of America and defending freedom around the globe, politicians here at home are working to rob you and all Americans of our right to keep and bear arms.

Your support for GOF through your contribution to the Combined Federal Campaign will help insure that future generations of Americans will continue to enjoy their Second Amendment rights.

GUN OWNERS FOUNDATION

PROVIDES LEGAL ASSISTANCE for people defending their right to keep and own firearms.

OFFERS RESEARCH for Members of Congress and the public that clears up the confusion and misinformation spread by anti-gun organizations.

PUBLISHES AND DISTRIBUTES videotapes, audio cassettes, books and special reports to document how our gun rights underlie all of our treasured liberties.

Keep America Safe and Secure At Home and Abroad.

Support Your Right to Keep and Bear Arms With Your Support for GUN OWNERS FOUNDATION

Gun Owners Foundation
8001 Forbes Place, Suite 102
Springfield, VA 22151
703/321-8585
GOF Web Site: http://www.gunowners.com

CFC #1054

John CRAPO to Flert
June 16 2001
page thirty-Nine (39)
OF SEVENTY-EIGHT (78)
EXHIBITS

JOHN CRAPO to FLEET
JUNY 16 2001
Page Forty (40) OF SEVENTY-
EIGHT (78) EXHIBITS

Employers challenged by Guard, Reserve absences

By Karen Jowers
Times staff writer

Companies that employ members of the Guard and Reserve generally are coping with the rising number of absences due to deployments, but as these deployments increase, so do the problems the companies encounter, according to a survey of employers.

Nearly one-fourth of the companies whose reservist employees were called away for military-related duties more than 10 working days annually reported having problems. Overall, 16 percent of companies that employ reservists reported they had problems in the last three years.

The increased reliance on National Guard and Reserve units to support the active components means more time away from work, placing more stress on the reservists, the companies that employ them and co-workers who must fulfill their duties while they are gone.

Reservists now contribute more than 13 million duty days each year to defense missions and operations — a 13-fold increase over the 1980s.

In an effort to gauge the level of support for the reserve mission, researchers for the Defense Department interviewed 2,037 employers from October 1999 to January 2000, including 920 companies that do not now employ reservists. Reserve Affairs officials released the results of the 1999 Reserve Employer Survey just before Labor Day.

About 90 percent of the nation's 889,000 drilling reservists are employed by a small number of companies — an estimated 6.4 percent of the nation's businesses, said Army National Guard Lt. Col. Terry Jones, a spokesman for the Office of Reserve Affairs.

The other 10 percent of reservists work for the federal government as civilians.

About 20 percent of the nation's large businesses — those with more than 50 employees — employ reservists, compared with just 4.5 percent of small businesses.

"We have been largely uninformed about the actual impact of increased deployments on employers and their businesses," said Charles Cragin, principal deputy assistant secretary of defense for reserve affairs, in a statement accompanying the report.

Gone too long

While Cragin said he was pleased with the overall findings of the survey — that employers generally have positive views about service in the Guard and Reserve — it did reveal some problems [illegible].

The companies' top concerns included the length and frequency of military-related absences. Most complained that reservists were gone too long, and that call-ups came at inconvenient times.

Employers said reservists' military duties often resulted in an increased workload for other employees. Of the companies that employ reservists, 28 percent said their absences resulted in a heavier workload for others.

Not unexpectedly, the problem gets worse the longer the reservist is gone.

At companies where reservists deployed for more than 10 days a year, 33 percent of the employers said it resulted in a much heavier workload for other employees. But only 20 percent said a heavier workload was a significant problem when reservists missed 10 days or less.

Twelve percent of employers said their reservist employees miss more than 30 work days per year, on average, because of military duties. About one-fourth said they replace reservist employees if they will be gone more than a month, but most companies assign the reservist's duties to other employees.

A need to educate employers

"The survey revealed a general lack of knowledge (among employers nationally) about the Guard and Reserve," said Cragin. "More work will be needed to increase awareness and knowledge."

When asked whether they thought the duties and responsibilities of the National Guard and Reserve were expanding or shrinking, 81 percent of employers who don't employ reservists said yes, compared with 47 percent of employers who do employ reservists.

"Our ultimate goal is to help the department build better relationships between employers and their reservist employees and gain a better understanding of the impact of military service on civilian employers," Cragin said.

He urged military leaders not to read too much into the results of the survey, however. "This survey was conducted as a pilot project," he said. "It was designed as a starting point" to develop annual surveys in the future. He plans to refine it, establish a database and track changes in employers' views toward the Guard and Reserve.

Other findings of the survey:

■ 96 percent of employers said they were satisfied with the overall performance of reservist employees in their organizations.

■ About 6 percent of companies that did not have a reservist on the payroll said they preferred hiring reservists, compared with 18 percent of companies that did employ at least one reservist. Surprisingly, the number of companies with a hiring preference for reservists was even greater — 20 percent — if they employed reservists who were away from work more than 10 days in the preceding year due to their military duties. The companies were not asked whether they have a bias against hiring reservists.

■ Those who employ reservists are more likely to provide health benefits to their employees. About 96 percent of companies that employ reservists also provide health benefits — and about three-fourths of the companies also provide health benefits if reservists are absent for more than 30 days at a time. Of the companies that did not employ reservists, 77 percent provided health benefits. □

FAMILIARITY BREEDS RESPECT

Employers who have workers who belong to the Guard or Reserve have a slightly more favorable view of the reserve components than employers who do not, according to the 1999 Reserve Employer Survey. Of the 2,037 companies contacted, 1,117 had reservists working for them and 920 did not. Employers were asked:

What is your general attitude toward the National Guard and Reserve?

Response	Companies with reserve employees	Companies without reserve employees
Very favorable	[illegible]	[illegible]
Somewhat favorable	[illegible]	[illegible]
Neither favorable nor unfavorable	[illegible]	[illegible]
Somewhat unfavorable	[illegible]	[illegible]
Very unfavorable	[illegible]	[illegible]
Don't know	[illegible]	[illegible]

Source: Defense Department

10 GREAT REASONS TO ATTEND

1. An exceptional value—you won't find a more affordable meeting that offers so much
2. 900+ educational sessions featuring the latest public health science and practice
3. Continuing Education Units offered in nine disciplines
4. APHA Public Health Expo—over 550 booths displaying the newest public health products and services
5. 14 Pre-Convention Continuing Education Institutes
6. CareerMart—find a new job and view the latest public health career information
7. ResourCenter—learn more about APHA member services, products and publications
8. Cyber Café—check e-mail, surf the Net, visit the APHA Web site, search the program and abstracts, visit the virtual trade show
9. Over 175 poster sessions displaying the newest public health research information
10. Network with over 12,000 colleagues in the public health field

APHA
AMERICAN PUBLIC HEALTH ASSOCIATION
800 I Street, NW
Washington, DC 20001-3710

NONPROFIT
U.S. POSTAGE
PAID
HYATTSVILLE, MD
PERMIT NO. 5394

June 15 2001
JJC

************AUTO** 5-DIGIT 02140
JOHN CRAPO 01 001804
10 AGASSIZ ST APT 30 0001 0050
CAMBRIDGE MA 02140-2825

HURRY! SPECIAL SAVINGS WHEN YOU REGISTER BY AUGUST 17.

JOHN CRAPO TO FLEET
June 16 2001
PAGE Forty-ONE (41) OF SEVENTY-EIGHT (78) EXHIBITS

10 GREAT REASONS TO ATTEND

1. An exceptional value—you won't find a more affordable meeting that offers so much
2. 900+ educational sessions featuring the latest public health science and practice
3. Continuing Education Units offered in nine disciplines
4. APHA Public Health Expo—over 550 booths displaying the newest public health products and services
5. 14 Pre-Convention Continuing Education Institutes
6. CareerMart—find a new job and view the latest public health career information
7. ResourCenter—learn more about APHA member services, products and publications
8. Cyber Café—check e-mail, surf the Net, visit the APHA Web site, search the program and abstracts, visit the virtual trade show
9. Over 175 poster sessions displaying the newest public health research information
10. Network with over 12,000 colleagues in the public health field

APHA

AMERICAN PUBLIC HEALTH ASSOCIATION
800 I Street, NW
Washington, DC 20001-3710

NONPROFIT
U.S. POSTAGE
PAID
HYATTSVILLE, MD
PERMIT NO. 5394

June 15 2001
jjc

**********AUTO** 5-DIGIT 02140
JOHN CRAPO 01 001804
10 AGASSIZ ST APT 30 0001 0050
CAMBRIDGE MA 02140-2825

HURRY! SPECIAL SAVINGS WHEN
YOU REGISTER BY AUGUST 17.

JOHN CRAPO TO FLEET
JUNE 16 2001
PAGE Forty-two (42) OF SEVENTY-
EIGHT (78) EXHIBITS

AMERICAN PUBLIC HEALTH ASSOCIATION

APHA

ADVANCE PROGRAM AND REGISTRATION MATERIALS



ONE•WORLD

GLOBAL HEALTH

129th APHA ANNUAL MEETING & EXPOSITION

OCTOBER 21-25, 2001

ATLANTA, GEORGIA

APHA BRINGS YOU THE WORLD OF PUBLIC HEALTH!

SEE REGISTRATION FORM ON PAGE 27.

HURRY! SPECIAL SAVINGS WHEN YOU REGISTER BY AUGUST 17.

JOHN CRAPO TO FLEET
June 16 200
Page Forty-three (43) OF SEVENTY-EIGHT (78) EXHIBITS

John CRAPO to Fleet June 16 2001 Page Forty-Four (43) of Seven-ty Eight Exhibits

AMERICAN PUBLIC HEALTH ASSOCIATION

APHA

ADVANCE PROGRAM AND REGISTRATION MATERIALS

ONE•WORLD

GLOBAL HEALTH

129th APHA ANNUAL MEETING & EXPOSITION
OCTOBER 21-25, 2001
ATLANTA, GEORGIA



APHA BRINGS YOU THE WORLD OF PUBLIC HEALTH!

SEE REGISTRATION FORM ON PAGE 27.

HURRY! SPECIAL SAVINGS WHEN YOU REGISTER BY AUGUST 17.

JOHN CRAPO to Flerr
June 16 2001
Page Forty-Five (45) OF SEVENTY-EIGHT (78) EXHIBITS



APHA

AMERICAN PUBLIC HEALTH ASSOCIATION

ADVANCE PROGRAM AND REGISTRATION MATERIALS

ONE • WORLD

GLOBAL HEALTH

129th APHA ANNUAL MEETING & EXPOSITION
OCTOBER 21-25, 2001
ATLANTA, GEORGIA

APHA BRINGS YOU THE WORLD OF PUBLIC HEALTH!

SEE REGISTRATION FORM ON PAGE 27.

HURRY! SPECIAL SAVINGS WHEN YOU REGISTER BY AUGUST 17.


AMERICAN PUBLIC HEALTH ASSOCIATION
ADVANCE PROGRAM AND
REGISTRATION MATERIALS
APHA
ONE•WORLD
GLOBAL HEALTH
129th APHA ANNUAL
MEETING & EXPOSITION
OCTOBER 21-25, 2001
ATLANTA, GEORGIA
APHA BRINGS YOU THE
WORLD OF PUBLIC HEALTH!
SEE REGISTRATION FORM
ON PAGE 27.
HURRY! SPECIAL SAVINGS WHEN YOU
REGISTER BY AUGUST 17.

JOHN CRAPO to FLEET
JUNY 16 2001
Pay Forty-Six (46) OF SEVENTY-
EIGHT (78) EXHIBITS

Boston GLOBE



AP PHOTO

Patrick McMullen at his arraignment in Newburyport.

June 15 2001

Recluse accused of abusing family

His six children unknown to town

By Doug Belkin and Farah Stockman

GLOBE STAFF

SALISBURY — Locked away from the world in a converted nightclub, the six brothers and sisters had never gone to a movie, never attended school, hadn't ever seen a doctor. And according to police, they had never told a soul about what their domineering father, Patrick McMullen, had been doing to them.

On Wednesday, McMullen, 47, was arraigned and accused of crimes that shocked this tiny coastal town: raping two of his daughters and beating his sons.

The accusations resulted when his 36-year-old wife — who police say had been totally controlled by him — filed a restraining order against McMullen on May 8, opening the door to an investigation.

Police say they were disturbed when they discovered that few townspeople even knew that the family existed.

"They were totally isolated," said one investigator, Ann Champagne. "They knew no other playmates other than their siblings."

McMullen has pleaded not guilty to charges including rape, indecent assault and battery, disseminating pornography to a minor, and possession of a stun gun.

"I have been doing this thing for 25 years, and in 25 years you see a lot of isolation and victimization," said Champagne. "This is by far the worst case I have ever seen."

SALISBURY, Page A39

JOHN CRAPO to FLEET
June 16 2001
Forty Seven (47) OF SEVENTY-EIGHT (78)
EXHIBITS

JOHN CRAPO to FLEET
JUNE 16 2001
page Porch - Eight (48) OF SEVENTY-EIGHT (78) EXHIBITS

Boston Globe



Patrick McMullen at his arraignment in Newburyport.

JUNE 15 2001

Recluse accused of abusing family

His six children unknown to town

By Doug Belkin and Farah Stockman

SALISBURY — Locked away from the world in a converted nightclub, the six brothers and sisters had never gone to a movie, never attended school, hadn't even seen a doctor. And, according to police, they had never told a soul about what their domineering father, Patrick McMullen, had been doing to them.

On Wednesday, McMullen, [illegible], was arraigned and accused of crimes that shocked this tiny coastal town: raping two of his daughters and beating his sons.

The accusations resulted when his 36-year-old wife — who police say had been totally controlled by him — filed a restraining order against McMullen on May 8, opening the door to an investigation.

Police say they were disturbed when they discovered that few townspeople even knew that the family existed.

"They were totally isolated," said one investigator, Ann Champagne. "They knew no other playmates other than their siblings."

McMullen has pleaded not guilty to charges including rape, indecent assault and battery, disseminating pornography to a minor, and possession of a stun gun.

"I have been doing this thing for 25 years, and in 25 years you see a lot of isolation and victimization," said Champagne. "This is by far the worst case I have ever seen."

SALISBURY, Page A39

John Crapo, to Fleet
June 16 2001
Page Forty-Nine (49) of
SEVENTY-EIGHT (78) Ex-
HIBITS

Boston GLOBE



AP PHOTO

Patrick McMullen at his arraignment in Newburyport.

June 15 2001

Recluse accused of abusing family

His six children unknown to town

By Doug Belkin
and Farah Stockman
GLOBE STAFF

SALISBURY — Locked away from the world in a converted nightclub, the six brothers and sisters had never gone to a movie, never attended school, hadn't ever seen a doctor. And, according to police, they had never told a soul about what their domineering father, Patrick McMullen, had been doing to them.

On Wednesday, McMullen, 57, was arraigned and accused of crimes that shocked this tiny coastal town: raping two of his daughters and beating his sons.

The accusations resulted when his 36-year-old wife — who police say had been totally controlled by him — filed a restraining order against McMullen on May 8, opening the door to an investigation.

Police say they were disturbed when they discovered that few townspeople even knew that the family existed.

"They were totally isolated," said one investigator, Ann Champagne. "They knew no other playmates other than their siblings."

McMullen has pleaded not guilty to charges including rape, indecent assault and battery, disseminating pornography to a minor and possession of a stun gun.

"I have been doing this thing for 25 years, and in 25 years you see a lot of isolation and victimization," said Champagne. "This is by far the worst case I have ever seen."

SALISBURY, Page A39

John Crapo to Fleet
June 16 2001
page Fifty (50) of Seventy-Eight (78)

EX-HIB-ITS

Recluse is accused of abuse

▶ SALISBURY
Continued from Page A1

"I didn't even know that house existed," said a worker in the town clerk's office, who spoke on condition of anonymity. "In the census books, I have nobody living there."

Police said McMullen's daughters, ages 17, 13, and 8, and his sons, ages 15, 12, and 10, were rarely allowed to venture beyond the 8-foot brown wooden fence that surrounds the family's wooded lot. The children — who apparently have no birth certificates, medical records, or school records — often spent months at a time indoors, police said.

Most townspeople remember the building where the family lived as an old nightclub called Finnegan's Wake, which sported a gag coffin in the front yard. The building was later an antique shop and then a bar again.

Six years ago, McMullen rented the lot, which is zoned as commercial property, and turned it into a yard for renovating, then selling, abandoned furniture and junked cars.

The first thing he did, neighbors recall, was build an 8-foot fence and fasten several "No Trespassing" signs across it. Then he moved in a fork lift, parts of old trucks, and a blue bus.

"Once in a while, you'd see the kids peeking through the fence at us, or [urinating] in a corner," said a man who owns a business nearby.

But some neighbors said the children were so quiet that the only hints of their existence were a tire swing dangling from a tree and the trampoline that once stood in the yard.

McMullen's landlords — Harold and Violet Nahha, who own several other properties in the area — could not be reached for comment yesterday. A friend who asked not to be identified said the Nahhas were not aware that McMullen and his family were living on the lot.

"I can tell you for sure there is no way — and I'm positive about that — that they would have ever rented that place as a house," the friend said.

But others recall hints that something was wrong and said the town's live-and-let-live attitude kept people from asking too many questions.

"He never let the kids out of the house," said Rich Murphy, a 17-year-old who worked at a fence manufacturing company next door. "Nobody called anybody. Everybody just blew it off, thinking he was weird."

Murphy, who lives at a nearby trailer park, said McMullen would often come there to visit a friend.

"I never saw him hurt anybody, but he had a bad temper," Murphy said. "He wouldn't let anybody know his family."

Police said the house had several large rooms — two with bunk beds where the girls and boys each slept — and a television that stayed unplugged until McMullen allowed the children to watch it. The children spent much of their time moving junk around the backyard, Champagne said.

McMullen's wife, police said, had married around the age of 18 and never was employed outside the home. Police withheld her name, and she could not be identified by a records check.

"She was very bright and totally devoted to her husband and her children," Champagne said. "This was a woman who was totally controlled. It was difficult for her to make any decision."

Police said McMullen has a criminal record that includes driving violations and an arrest for disorderly conduct.

According to Champagne, McMullen's wife was only allowed to leave the property to go to a church she attended in Exeter, part of the Church of Jesus Christ of Latter-day Saints, whose members are known as Mormons. The investigator said members of the church suspected that McMullen was abusive to his family and they encouraged her to go to police.

McMullen's neighbor, Beverly Stanwood, recalled the McMullen children as polite, with a "gentle, sweet" mother.

Her husband, Keith Stanwood, a former police officer, said of McMullen that "there was nothing that I ever saw him do to abuse the children."

"It comes to a point where you just let people live their own lives, but obviously this was life beyond [normal]," he said.

When asked whether he should have called the police, Keith Stanwood said he had no idea of the abuse going on inside the house. "If the people aren't ready to help themselves, you open up a Pandora's box," he said.



GLOBE STAFF PHOTO/EVAN SPIK

Various vehicles parked yesterday in front of the converted nightclub that was Patrick McMullen's home in Salisbury.

John CRAPO to Fleet
June 16 2001
Page Fifty-one (51) of Seventy-Eight (78)
EXHIBITS

Recluse is accused of abuse


GLOBE STAFF PHOTO/EVAN SPIRK
Various vehicles parked yesterday in front of the converted nightclub that was Patrick McMullen's home in Salisbury.

► SALISBURY [illegible]
Continued from Page A1

"I didn't even know that house existed," said a worker in the town clerk's office who spoke on condition of anonymity. "In the census books, I have nobody living there."

Police said McMullen's daughters, ages 17, 13, and 8, and his sons, ages 15, 12, and 10, were rarely allowed to venture beyond the 8-foot brown wooden fence that surrounds the family's wooded lot. The children — who apparently have no birth certificates, medical records, or school records — often spent months at a time indoors, police said.

Most townspeople remember the building where the family lived as an old nightclub called Finnegan's Wake, which sported a gag coffin in the front yard. The building was later an antique shop and then a bar again.

Six years ago, McMullen rented the lot, which is zoned as commercial property, and turned it into a yard for renovating, then selling, abandoned furniture and junked cars.

The first thing he did, neighbors recall, was build an 8-foot fence and fasten several "No Trespassing" signs across it. Then he moved in a forklift, parts of old trucks, and a blue bus.

"Once in a while, you'd see the kids peeking through the fence at us or [urinating] in a corner," said a man who owns a business nearby.

But some neighbors said the children were so quiet that the only hints of their existence were a tire swing dangling from a tree and the trampoline that once stood in the yard.

McMullen's landlords — Harold and Violet Nabha, who own several other properties in the area — could not be reached for comment yesterday. A friend who asked not to be identified said the Nabhas were not aware that McMullen and his family were living on the lot.

"I can tell you for sure there is no way — and I'm positive about that — that they would have ever rented that place as a house," the friend said.

But others recall hints that something was wrong and said the town's live-and-let-live attitude kept people from asking too many questions.

"He never let the kids out of the house," said Rich Murphy, a 17-year-old who worked at a fence manufacturing company next door. "Nobody called anybody. Everybody just blew it off, thinking he was weird."

Murphy, who lives at a nearby trailer park, said McMullen would often come there to visit a friend.

"I never saw him hurt anybody, but he had a bad temper," Murphy said. "He wouldn't let anybody know his family."

Police said the house had several large rooms — two with bunk beds where the girls and boys each slept — and a television that stayed unplugged until McMullen allowed the children to watch it. The children spent much of their time moving junk around the back yard, Champagne said.

McMullen's wife, police said, had married around the age of 18 and never was employed outside the home. Police withheld her name and she could not be identified by a records check.

"She was very bright and totally devoted to her husband and her children," Champagne said. "This was a woman who was totally controlled. It was difficult for her to make any decision."

Police said McMullen has a criminal record that includes driving violations and an arrest for disorderly conduct.

According to Champagne, McMullen's wife was only allowed to leave the property to go to a church she attended in Exeter, part of the Church of Jesus Christ of Latter-day Saints, whose members are known as Mormons. The investigator said members of the church suspected that McMullen was abusive to his family and they encouraged her to go to police.

McMullen's neighbor, Beverly Stanwood, recalled the McMullen children as polite, with a "gentle, sweet mother."

Her husband, Keith Stanwood, a former police officer, said of McMullen that "there was nothing that I ever saw him do" to abuse the children.

"It comes to a point where you just let people live their own lives, but obviously this was life beyond [normal]," he said.

When asked whether he should have called the police, Keith Stanwood said he had no idea of the abuse going on inside the house. "If the people aren't ready to help themselves, you open up a Pandora's box," he said.

Recluse is accused of abuse

► SALISBURY
Continued from Page A1

"I didn't even know that house existed," said a worker in the town clerk's office, who spoke on condition of anonymity. "In the census books, I have nobody living there."

Police said McMullen's daughters, ages 17, 13, and 8, and his sons, ages 15, 12, and 10, were rarely allowed to venture beyond the 8-foot brown wooden fence that surrounds the family's wooded lot. The children — who apparently have no birth certificates, medical records, or school records — often spent months at a time indoors, police said.

Most townspeople remember the building where the family lived as an old nightclub called Finnegan's Wake, which sported a gag coffin in the front yard. The building was later an antique shop and then a bar again.

Six years ago, McMullen rented the lot, which is zoned as commercial property, and turned it into a yard for renovating, then selling, abandoned furniture and junked cars.

The first thing he did, neighbors recall, was build an 8-foot fence and fasten several "No Trespassing" signs across it. Then he moved in a forklift, parts of old trucks, and a blue bus.

"Once in a while, you'd see the kids peeking through the fence at us or [urinating] in a corner," said a man who owns a business nearby.

But some neighbors said the children were so quiet that the only hints of their existence were a tire swing dangling from a tree and the trampoline that once stood in the yard.

McMullen's landlords — Harold and Violet Nabha, who own several other properties in the area — could not be reached for comment yesterday. A friend who asked not to be identified said the Nabhas were not aware that McMullen and his family were living on the lot.

"I can tell you for sure there is no way — and I'm positive about that — that they would have ever rented that place as a house," the friend said.

But others recall hints that something was wrong and said the town's live-and-let-live attitude kept people from asking too many questions.

"He never let the kids out of the house," said Rich Murphy, a 17-year-old who worked at a fence manufacturing company next door. "Nobody called anybody. Everybody just blew it off, thinking he was weird."

Murphy, who lives at a nearby trailer park, said McMullen would often come there to visit a friend.

"I never saw him hurt anybody, but he had a bad temper," Murphy said. "He wouldn't let anybody know his family."

Police said the house had several large rooms — two with bunk beds where the girls and boys each slept — and a television that stayed unplugged until McMullen allowed the children to watch it. The children spent much of their time moving junk around the backyard, Champagne said.

McMullen's wife, police said, had married around the age of 18 and never was employed outside the home. Police withheld her name, and she could not be identified by a records check.

"She was very bright and totally devoted to her husband and her children," Champagne said. "This was a woman who was totally controlled. It was difficult for her to make any decision."

Police said McMullen has a criminal record that includes driving violations and an arrest for disorderly conduct.

According to Champagne, McMullen's wife was only allowed to leave the property to go to a church she attended in Exeter, part of the Church of Jesus Christ of Latter-day Saints, whose members are known as Mormons. The investigator said members of the church suspected that McMullen was abusive to his family and they encouraged her to go to police.

McMullen's neighbor, Beverly Stanwood, recalled the McMullen children as polite, with a "gentle, sweet mother."

Her husband, Keith Stanwood, a former police officer, said of McMullen that "there was nothing that I ever saw him do to abuse the children."

"It comes to a point where you just let people live their own lives, but obviously this was life beyond [normal]," he said.

When asked whether he should have called the police, Keith Stanwood said he had no idea of the abuse going on inside the house. "If the people aren't ready to help themselves, you open up a Pandora's box," he said.



GLOBE STAFF PHOTO/EVAN SPIRK

Various vehicles parked yesterday in front of the converted nightclub that was Patrick McMullen's home in Salisbury.

John Crapo to Fleet
Jun 16 2001
Page Fifty-Two (52) of Seventy-Eight (78) Exhibits

Recluse is accused of abuse

► SALISBURY
Continued from Page A1

"I didn't even know that house existed," said a worker in the town clerk's office, who spoke on condition of anonymity. "In the census books, I have nobody living there."

Police said McMullen's daughters, ages 17, 13 and 8, and his sons, ages 15, 12 and 10, were rarely allowed to venture beyond the 8-foot brown wooden fence that surrounds the family's wooded lot. The children — who apparently have no birth certificates, medical records, or school records — often spent months at a time indoors, police said.

Most townspeople remember the building where the family lived as an old nightclub called Finnegan's Wake, which sported a gag coffin in the front yard. The building was later an antique shop and then a bar again.

Six years ago, McMullen rented the lot, which is zoned as commercial property, and turned it into a yard for renovating, then selling, abandoned furniture and junked cars.

The first thing he did, neighbors recall, was build an 8-foot fence and fasten several "No Trespassing" signs across it. Then he moved in a fork lift, parts of old trucks, and a blue bus.

"Once in a while, you'd see the kids peeking through the fence at us, or [urinating] in a corner," said a man who owns a business nearby.

But some neighbors said the children were so quiet that the only hints of their existence were a tire swing dangling from a tree and the trampoline that once stood in the yard.

McMullen's landlords — Harold and Violet Nabha, who own several other properties in the area — could not be reached for comment yesterday. A friend who asked not to be identified said the Nabhas were not aware that McMullen and his family were living on the lot.

"I can tell you for sure there's no way — and I'm positive about that — that they would have ever rented that place as a house," the friend said.

But others recall hints that



GLOBE STAFF PHOTO/EVAN SPIRK

Various vehicles parked yesterday in front of the converted nightclub that was Patrick McMullen's home in Salisbury.

something was wrong and said the town's live-and-let-live attitude kept people from asking too many questions.

"He never let the kids out of the house," said Rich Murphy, a 17-year-old who worked at a fence manufacturing company next door. "Nobody called anybody. Everybody just blew it off, thinking he was weird."

Murphy, who lives at a nearby trailer park, said McMullen would often come there to visit a friend.

"I never saw him hurt anybody, but he had a bad temper," Murphy said. "He wouldn't let anybody know his family."

Police said the house had several large rooms — two with bunk beds where the girls and boys each slept — and a television that stayed unplugged until McMullen allowed the children to watch it. The children spent much of their time moving junk around the back yard, Champagne said.

McMullen's wife, police said, had married around the age of 18 and never was employed outside the home. Police withheld her name, and she could not be identified by a records check.

"She was very bright and totally devoted to her husband and her children," Champagne said. "This was a woman who was totally controlled. It was difficult for her to make any decision."

Police said McMullen has a criminal record that includes driving violations and an arrest for disorderly conduct.

According to Champagne, McMullen's wife was only allowed to leave the property to go to a church she attended in Exeter, part of the Church of Jesus Christ of Latter-day Saints, whose members are known as Mormons. The investigator said members of the church suspected that McMullen was abusive to his family and they encouraged her to go to police.

McMullen's neighbor, Beverly Stanwood, recalled the McMullen children as polite, with a "gentle, sweet" mother.

Her husband, Keith Stanwood, a former police officer, said of McMullen that "there was nothing that I ever saw him do to abuse the children."

"It comes to a point where you just let people live their own lives, but obviously this was life beyond [normal]," he said.

When asked whether he should have called the police, Keith Stanwood said he had no idea of the abuse going on inside the house. "If the people aren't ready to help themselves, you open up a Pandora's box," he said.

John Crapo to Fleet
June 16 2001
Page Fifty-Three (53) of SEVENTY-EIGHT (78) EXHIBIT A

THE BOSTON GLOBE

Obituaries

Edward R. Kondayan, 91; Sox batboy, vet, 'Mr. Eddie'

By Tom Long
GLOBE STAFF

"Mister Eddie" never held high office, never wrote the Great American Novel or rode a rocket ship to the moon, but, according to the Rev. Thomas B. Kennedy, former associate rector of Trinity Church in Boston, he was "part of the wonderful fabric of the life of this town."

Edward R. Kondayan, a retired draftsman known respectfully as "Mister Eddie," died of congestive heart failure June 5 in Hale House in Boston. He was 91.

Mr. Kondayan was born in London to Armenian parents who had emigrated from Turkey. He came to the United States with his family as a young boy.

After studying drafting at Boston Architectural Center, he was employed by the firm of Whitman and Howard for many years.

During the Depression, he was a batboy for the visiting teams at Fenway Park. "That was when the batboys had to really hustle because they worked for tips," Rev. Kennedy said yesterday. "He got to know Babe Ruth, Jimmy Foxx, Lou Gehrig, and other greats and would regale us with stories of their exploits."

A veteran of the Navy during World War II, Mr. Kondayan was a member of Trinity Church for about 80 years. He was a choirboy and played on the church's athletic teams in his youth and was an usher for many years.

One of his duties at the church was to man the microphone switches. "You know who wields the real power in this church," he once asked Rev. Kennedy, his finger hovering over a power switch.

He was a small man, only about 5 feet tall. Rev. Kennedy described him as an "impeccable dresser and consummate gentleman," who enjoyed dining at the Ritz hotel and made many friends there.

A few years ago, when Mr. Kondayan was being treated at Youville Hospital in Cambridge, the staff at the Ritz prepared dinner for him and had it delivered to the hospital.

He leaves no immediate survivors.

A memorial service will be held at 2 p.m. June 22 in Trinity Church in Boston.

John Crapo. to Fleet
June 16 2001
Page Fifty-Four (54) of Seventy-Eight (78) ✓

EXHIBITS ✓

John Crapo to Fleet
June 16 2001
Page Fifty-Five (55) OF SEVENTY-EIGHT (78) EXHIBITS

THE BOSTON GLOBE
JUNE 2001

Obituaries

Edward R. Kondayan, 91; Sox batboy, vet, 'Mr. Eddie'

By Tom Long
GLOBE STAFF

"Mister Eddie" never held high office, never wrote the Great American Novel or rode a rocket ship to the moon, but, according to the Rev. Thomas B. Kennedy, former associate rector of Trinity Church in Boston, he was "part of the wonderful fabric of the life of this town."

Edward R. Kondayan, a retired draftsman known respectfully as "Mister Eddie," died of congestive heart failure June 5 in Hale House in Boston. He was 91.

Mr. Kondayan was born in London to Armenian parents who had emigrated from Turkey. He came to the United States with his family as a young boy.

After studying drafting at Boston Architectural Center, he was employed by the firm of Whitman and Howard for many years.

During the Depression, he was a batboy for the visiting teams at Fenway Park. "That was when the batboys had to really hustle because they worked for tips," Rev. Kennedy said yesterday. "He got to know Babe Ruth, Jimmy Foxx, Lou Gehrig, and other greats and would regale us with stories of their exploits."

A veteran of the Navy during World War II, Mr. Kondayan was a member of Trinity Church for about 80 years. He was a choirboy and played on the church's athletic teams in his youth, and was an usher for many years.

One of his duties at the church was to man the microphone switches. "You know who wields the real power in this church?" he once asked Rev. Kennedy, his finger hovering over a power switch.

He was a small man, only about 5 feet tall. Rev. Kennedy described him as "an impeccable dresser and consummate gentleman," who enjoyed dining at the Ritz hotel and made many friends there.

A few years ago, when Mr. Kondayan was being treated at Youville Hospital in Cambridge, the staff at the Ritz prepared dinner for him and had it delivered to the hospital.

He leaves no immediate survivors.

A memorial service will be held at 2 p.m. June 22 in Trinity Church in Boston.

June 16 2001
on counter near
copier. I made
this
copy
&
original
I put back
11:59 PM

ST. JOSEPH'S CHURCH

68 CARDINAL O'CONNELL WAY - BOSTON, MA [illegible]



CORPUS CHRISTI
©Liturgical Publications Inc.

JOHN CRAPO to FLEET
June 16 2001
Page Fifty-Six (56) of SEVENTY-
EIGHT (78) EXHIBIT

ST. JOSEPH'S CHURCH

68 CARDINAL O'CONNELL WAY • BOSTON, MA 02114


CORPUS CHRISTI
ALICE REZZA
©Liturgical Publications Inc.

John Crapo to Fleet
June 16 2001
Day Fifty-Seven (57) of Seventy-Eight
(78) EXHIBITS

ST. JOSEPH'S CHURCH

68 CARDINAL O'CONNELL WAY • BOSTON, MA 02114


CORPUS CHRISTI
ALICE REZZA
©Liturgical Publications Inc.

John Crapo to Fleet
June 16 2001
Pay Afcq - Eight (58) of
SEVENTY-EIGHT (78) EXHIBITS

JOHN CRAPO TO FLEET
JUne 16 2001
Pay Fifty-NINE (59) OF ✓

SEVENTY-EIGHT (78)
EXHIBITS

J. Pace & Son, Inc.
Italian Specialties
42 Cross St. • Boston, MA 02113
617.227.9673 • Fax 617.227.6756

The Harborside Funeral Home Of Joseph A. Langone Jr.,
560 Commercial Street, Boston
(617) 227-2434
Serving the North End, West End, Beacon Hill and Waterfront for over 100 Years
Pre-arranged Funerals Available
Joseph A. Langone, III — William M. Juzwic
Directors

Se Habla Español
LAW OFFICES OF
LEONARDO J. CARUSO
84 State Street, Boston 617-742-9310
290 North Street, Boston 617-523-5529

RESIDENTIAL — COMMERCIAL
NORTH END REALTY
5-7 Fleet Street, Boston
Phyllis L. Palermo, Broker and Notary Public
Anthony Malvarosa Associate
617-523-3475 Fax: 617-723-6011

Olde Forge Realty
John A. Forger
295 Cambridge Street, Boston
REALTOR
(617) 227-6600
Fax (617) 227-0367
Voice Mail (781) 446-9464

www.dailycatch.com
Stop by for a Taste of Sicily!
That's Sicilian Style Seafood & Pasta

Visit Our Website

Ristorante "Saracceno"
286 Hanover Street
Boston
Franco Pezzano, Proprietor
Reservations: 227-5353

OCB - Optical Shop
50 Staniford St.
617-722-0220
Eye Exams
Eye Glasses
Contact Lenses
Sunglasses
Experience Makes the Difference

PLUMBING CO.
24 Hour Service
617 523-2721
137 Charles St., Boston

Reno's
Il Bocconcino
Trattoria • Ristorante

ATTORNEY
Salvatore F. DiMasi
150 Federal Street, 12th Floor
Boston, Massachusetts
• 227-2550 •

The Roman Catholic Family Bible
Sale Price $69.95
shipping and handling included
800-670-4574

Don't get left at the bottom... help is on it's way!
S.O.S.
1-800-888-4574
©Liturgical Publications
WE CAN HELP YOU SECURE YOUR FUTURE BUSINESS.

CANTINA ITALIANA
THE TASTES THAT MAKE THE NORTH END FAMOUS
346 Hanover Street, Boston, MA 02113
617-723-4577 FAX 617-723-6337
Catering Services & Function Room Available

Dominic's
253-255 Tremont Street
In Boston's Theater District
617-426-8769

BENTON SECURITY SINCE 1970
SALES • SERVICE
COMMERCIAL • RESIDENTIAL
ALL TYPES OF SECURITY HARDWARE
SAFES • MAILBOXES
• • KEYS MADE WHILE YOU WAIT • •
Charles W. Benton Company
230 Friend Street
Boston, MA 02114
Tel (617) 523 0787 Fax (617) 523-3107

For An Ad Call 1-800-888-4574 © Liturgical Publications Inc. May 29, 2001 12:39 PM St. Joseph, Boston Req. 03-845 V

John Crapo to Fleet
June 16 2001
Par Sixty (60) OF SEVENTY - EIGHT
(78) EXHIBITS

John Crapo to Fleet
June 16 2001
Page Sixty-One (61) of ✓

SEVENTY-EIGHT (78)
EXHIBITS

John Crapo (Non Roman Catholic) to Fleet June 16 2001
Page Sixty-Two (62) of ✓

Saturday, June 16	4:00pm	in honor of St. Joseph
Sunday, June 17	all Masses	for fathers living & deceased
Monday, June 18	8:00am	Marron Family
Monday, June 18	12:10pm	Jim White
Tuesday, June 19	8:00am	Phyllis Manganaro
Tuesday, June 19	12:10pm	Nick Buffone
Thursday, June 21	8:00am	Theresa Raker
Friday, June 22	12:10pm	John DiClerico Sr.
Saturday, June 23	4:00pm	Julia Marron



$2,350



Readings for the Week of June 17, 2001

Sunday:	Gn 14:18-20; 1 Cor 11:23-26; Lk 9:11b-17
Monday:	2 Cor 6:1-10; Mt 5:38-42
Tuesday:	2 Cor 8:1-9; Mt 5:43-48
Wednesday:	2 Cor 9:6-11; Mt 6:1-6, 16-18
Thursday:	2 Cor 11:1-11; Mt 6:7-15
Friday:	Ez 34:11-16; Rom 5:5b-11; Lk 15:3-7
Saturday:	2 Cor 12:1-10; Lk 2:41-51
Next Sunday:	Is 49:1-6; Acts 13:22-26; Lk 1:57-66, 80

Then, taking the five loaves and the two fish, Jesus raised his eyes to heaven, pronounced a blessing over them, broke them, and gave them to his disciples for distribution to the crowd. They all ate until they had enough. What they had left, over and above, filled twelve baskets. Lk 9:16-17


Happy
Father's
Day

Congratulations to all fathers present. We celebrate the Masses today for all of you and for all our fathers. If you would like to write your father's name in the memorial book, please do so.



The men's Holy Hour usually celebrated on the 4th Tuesday will be celebrated on June 19.

SECOND COLLECTION

The second collection today is for Catholic Communications; please be generous.

SENIORS' LUNCH

The lunch for seniors will be the last Saturday of this month, June 30.

SEVENTY-EIGHT (78) EXHIBITS ∧

JOHN CRAPO (baptized Episcopalian)
to FLEET June 16 2001
page Sixty-three (63) OF ✓

PASTA NIGHT

Sunday, June 24, immediately after the 5:00 PM Mass, there will be a pasta dinner in the parish hall, featuring four different types of pasta from Italy and Peru. It should be an enjoyable evening and a good way to meet and socialize with other parishioners. Tickets are $5 at the door, and the funds will help toward the upkeep of the memorial garden.



BAPTISM

Isabel Hess will be baptized and become a member of our Christian Community at the 10:00 AM Mass on Sunday. Welcome, Isabel, and congratulations to your parents and sponsors.


Sacred
Heart

Friday, June 22, is the Feast of the Sacred Heart. We celebrate the love God has for us in the person of Jesus Christ. Devotion to the Sacred Heart became popular in the 17th Century through Margaret Mary Alacoque, a cloistered nun burdened with intense physical and emotional suffering. She had visions of Christ, whose love burned unceasingly:

"Behold the heart that has loved people so, yet is loved so little in return."

We will have exposition of the Blessed Sacrament here after the 8:00 AM Mass for as long as there are people present and in the afternoon from 4 to 8. Evening Prayer and Benediction will be at 7:45.


VOLUNTEERS
NEEDED!

NEW CHARLES RIVER RUN

The Franciscan Children's Hospital & Rehab. Center is looking for volunteers and runners for the "New Charles River Run" of 7 miles or 5K, beginning at 10:00 AM on Sunday, June 24, at Daley Field, Brighton. Registration will be 7:00 to 9:00, and the fee of $20 will benefit the Center. Contact Cariann G. Harsh, Special Events Mgr., Franciscan Children's Hospital, 30 Warren St., Boston 02135.



The sign of peace has become a routine part of the celebration of Mass. How it is carried out varies, and there can be distortions. The "General Instructions of the Roman Missal" say "it is suitable that each person offer the sign of peace only to those nearby and in a dignified manner." It is a sign before we receive Holy Communion that we are united by mutual love in the body of Christ


This
Week

June 19	**Holy Hour for Men**	**5:30pm**
June 24	**Pasta night**	**6pm**
June 30	**Seniors Lunch**	**12:00pm**
Fridays	**Bible Study**	**6:00-7:00pm**

SEVENTY-EIGHT (78)
EXHIBITS

JOHN CRAPO
TO Fleet June 16 2001
Page Sixty-FOUR (64) OF

BR
BOUZIN
FINI

kinko's®

David Elizian
Express Services Coordinator

2 Center Plaza
Boston, Massachusetts 02108
TEL (617) 973-9000 FAX (617) 973-9030
www.kinkos.com
100% recycled fiber/30% post-consumer

SEVENTY-EIGHT (78)
EXHIBITS.

JOHN CRAPO to Fleet
Juny 16 2001
Page Sixty-Five (65) of

BR
BOUZIN
FINI

kinko's

David Elizian
Express Services Coordinator

2 Center Plaza
Boston, Massachusetts 02108
TEL (617) 973-9000 FAX (617) 973-9030
www.kinkos.com

SEVENTY-EIGHT (78)
EXHIBITS

kinko's

NO POSTAGE NECESSARY IF MAILED IN THE UNITED STATES

BUSINESS REPLY MAIL

FIRST-CLASS MAIL PERMIT NO. 635 VENTURA, CA

POSTAGE WILL BE PAID BY ADDRESSEE

KINKO'S CUSTOMER SERVICE
P.O. BOX 8000
VENTURA CA 93002-9928

John CRAPO
to Fleet
Juny 16 2001
Page Sixty-Six (66) of
SEVENty-EIGHT (78)
Exhibits

John CRAPO
JOFleet June (6), 2001
Page Sixty-Seven (67) OF

kinko's

NO POSTAGE
NECESSARY
IF MAILED
IN THE
UNITED STATES

BUSINESS REPLY MAIL
FIRST-CLASS MAIL PERMIT NO. 635 VENTURA, CA

POSTAGE WILL BE PAID BY ADDRESSEE

KINKO'S CUSTOMER SERVICE
P.O. BOX 8000
VENTURA CA 93002-9928

kinko's JJC/. JJC

Dear Gentlemen and Ladies

You are a valued Kinko's customer. What you have to say is important to us.
Please take a moment to let us know how we are doing by filling out this card, calling Kinko's Customer Service at 1-800-2-KINKOS or visiting our web site at www.kinkos.com.

Overall, how satisfied were you with your experience at Kinko's today? (Circle one)
1 2 3 4 5 6 (7) 8 9
Extremely Dissatisfied — Extremely Satisfied

What do we do well? This Location is open You have certain copiers Next
~~What should we change?~~ to Desk tops and chairs

What can we do to serve you better?

Additional comments? Mr MARIO CARTER (I have Not seen his birth record) Welcomed me AND said he'll WORK all Night here

Date of visit: June 11 2001 Time of day: 10 PM →
Name: John J. CRAPO, PRO SE
Address: PO Box 400(5)
City/State/Zip: Cambridge MA 02140-0002
Area Code: NON Telephone: NONE
Occupation: UNEMPLOYED

Thanks for visiting
Kinko's Boston MA Government Ctr
#09-076-0272

Sincerely Your Customer CRAPO

SEVENTY-EIGHT (78)
EXHIBITS

1

John CRAPO to Fleet
June 16 2001
Page Sixty-Eight (168) OF ✓

kinko's

NO POSTAGE
NECESSARY
IF MAILED
IN THE
UNITED STATES

BUSINESS REPLY MAIL
FIRST-CLASS MAIL PERMIT NO. 635 VENTURA, CA

POSTAGE WILL BE PAID BY ADDRESSEE

KINKO'S CUSTOMER SERVICE
P.O. BOX 8000
VENTURA CA 93002-9928

kinko's JJC/. JJC

Dear Gentlemen and Ladies

You are a valued Kinko's customer. What you have to say is important to us.

Please take a moment to let us know how we are doing by filling out this card, calling Kinko's Customer Service at 1-800-2-KINKOS or visiting our web site at www.kinkos.com.

Overall, how satisfied were you with your experience at Kinko's today? (Circle one)

1 2 3 4 5 6 (7) 8 9

Extremely Dissatisfied — Extremely Satisfied

What do we do well? This Location is open You have certain copiers next

~~What should we change~~ to Desk tops and chairs

What can we do to serve you better?

Additional comments? Mr MARIO CARTER (I have Not seen his birth record) Welcomed me AND said he'll WORK all Night here

Date of visit: June 11 2001 Time of day: 10 PM

Name: John J. CRAPO, PRO SE

Address: PO Box 400151

City/State/Zip: Cambridge MA 02140-0002

Area Code: NON Telephone: NONE

Occupation: UNEMPLOYED

Sincerely

Thanks for visiting Kinko's Boston MA Government Ctr #09-076-0272

Your customer CRAPO

SEVENTY-EIGHT (78) EXHIBITS

1

JOHN CRAPO TO FLEET
JUNE 16 2001
PAST Sixty-Nine (69) OF ✓

kinko's

NO POSTAGE NECESSARY IF MAILED IN THE UNITED STATES

BUSINESS REPLY MAIL
FIRST-CLASS MAIL PERMIT NO. 635 VENTURA, CA

POSTAGE WILL BE PAID BY ADDRESSEE

KINKO'S CUSTOMER SERVICE
P.O. BOX 8000
VENTURA CA 93002-9928

kinko's JJC/.

Dear Gentlemen and Ladies JJC

You are a valued Kinko's customer. What you have to say is important to us. Please take a moment to let us know how we are doing by filling out this card, calling Kinko's Customer Service at 1-800-2-KINKOS or visiting our web site at www.kinkos.com.

Overall, how satisfied were you with your experience at Kinko's today? (Circle one)

1 2 3 4 5 6 (7) 8 9

Extremely Dissatisfied — Extremely Satisfied

What do we do well? This location is open you have certain copiers next to Desk tops and chairs

~~What should we change?~~

What can we do to serve you better?

Additional comments? Mr MARIO CARTER (I have not seen his birth record) Welcomed me and said he'll work all night here

Date of visit: June 11 2001 Time of day: 10 PM

Name: John J. CRAPO PRO SE

Address: PO Box 400(5)

City/State/Zip: Cambridge MA 02140-0002

Area Code: NON Telephone: NONE

Occupation: UNEMPLOYED

Sincerely your customer
CRAPO

Thanks for visiting Kinko's Boston MA Government Ctr #09-076-0272

SEVENTY-EIGHT (78)
EXHIBITS

1

John CRAPO to FLEET
June 16 2001
Page Seventy (70) of ✓

kinko's

NO POSTAGE
NECESSARY
IF MAILED
IN THE
UNITED STATES

BUSINESS REPLY MAIL
FIRST-CLASS MAIL PERMIT NO. 635 VENTURA, CA

POSTAGE WILL BE PAID BY ADDRESSEE

KINKO'S CUSTOMER SERVICE
P.O. BOX 8000
VENTURA CA 93002-9928

SEVENTY-EIGHT (78) 1
EXHIBITS.

DSS says Salisbury abuse was preventable

By Brian MacQuarrie
GLOBE STAFF
and Caroline Louise Cole
GLOBE CORRESPONDENT

As the wife and six children of Patrick S. McMullen of Salisbury — who has been accused of raping two of his daughters and beating his sons — took refuge in a safe house yesterday, state social workers lamented that years of sexual and physical abuse in that household might have been prevented.

State officials said the McMullen family was visited several times in 1995 by workers from the Department of Social Services, who reported no evidence of the domestic violence or sexual assault that Christine McMullen recently told authorities had been a tragic part of family life since 1984.

"This really exemplifies the wall of silence around some domestic violence," DSS spokeswoman Carol Yelverton said.

"Unfortunately, this mother had ample and safe opportunities to seek help. Neither the mother, nor the children, nor any extended-family member expressed any concerns to us in 1995, when we were called in because of a home-schooling situation."



McMULLEN

DSS staff and the Merrimac police chief visited the McMullens after school officials said the family had failed to file a home-schooling plan. The family was interviewed at the Merrimac home of Christine McMullen's mother, a Merrimac school teacher with whom they said they lived.

"We had concerns that the family had been living in a store, but they insisted they were living with the maternal grandmother," Yelverton said. "We were assured they were ... sleeping there, bathing, getting their meals, that it was a real home environment and that we weren't going to encounter any problems with an educational plan being submitted to the schools."

But in her request for a restraining order filed May 7 at Newburyport District Court, Christine McMullen described 17 years of beatings and sexual abuse that began shortly after their marriage and the birth of their children.

The alleged sexual abuse of their daughters — now 17, 13, and 8 — "consisted of fondling, oral sex both received and given, and attempts at penetration," according to the request, which was approved.

FAMILY, Page B4

John CRAPO
to FLEET
JUNE 16 2001
Page Seventy
ONE (71)
OF Seventy-Eight
(78) Exhibits

DSS says Salisbury family abuse was preventable

June 16 2001 J. J. CRAPO, PRO SE

John CRAPO to FLEET
JUNE 16 2001
PAGE SEVENTY-TWO (72) OF
SEVENTY-EIGHT EXHIBITS

▶ FAMILY
Continued from Page B1

Patrick McMullen, 37, was arraigned Wednesday on charges that he raped two of his daughters and beat his sons. He is being held in the Middleton House of Correction in lieu of $105,000 bail.

Before the arrest, the McMullens had lived as virtual recluses in Salisbury, in a rundown former bar separated from Route 1 by an 8-foot fence. The children, ranging in age from 8 to 17, had never been to school or to a doctor, police said.

But in 1995, the family was "connected with a church and extended family" and was not isolated from the outside world, Yelverton said. Christine McMullen and the children were interviewed several times outside the presence of her husband, Yelverton added.

"The children were clean. They were playing. There was no indication that the children were highly stressed," Yelverton said. "We only wish somebody had come forward with a concern. If somebody had just said, 'I'm not feeling right about something in there.'

"It's a terrible tragedy that victims of domestic violence are so intimidated and fearful."



GLOBE STAFF PHOTO/EVAN SPIRI

A television cameraman filming the converted Salisbury nightclub that was home to Patrick McMullen and his family.

After 1984, the abuse increased "with each passing year," Christine McMullen wrote in court documents. She married when she was 18 and traveled with Patrick McMullen to a home in Maine and then back to Massachusetts.

"He has physically hurt us repeatedly with painful blows to the head, abdomen, chest, etc., causing bruising, abrasions, and headaches," Christine McMullen said in court documents. "He has kicked the children, spanked them with a belt causing severe bruising, and issued tight squeezes with one hand upon the neck."

Authorities said Christine McMullen approached police with her allegations of abuse at the urging of fellow members of the Church of Jesus Christ of Latter-day Saints in Exeter, N.H. A couple at the home where Christine McMullen and her children are staying declined to be interviewed yesterday.

In her restraining order request, Christine McMullen also detailed the abuse that she allegedly received.

"I have suffered numerous black eyes and fat split lips, as well as having objects such as having a 2-by-4, rock, and large flashlight thrown at me," she said. "He, intending to play, has bit us, leaving bruises, redness, and occasionally breaking skin."

Neighbors said they rarely saw the family, with the exception of a small flea market that McMullen occasionally operated from his yard on weekends.

In another report, filed May 5 with Salisbury police, Christine McMullen hinted at her daily struggle to make the best of the relationship.

"He is of a domineering and controlling nature of which I have been blind, due to my desire to have a happy relationship," McMullen said.

Yelverton said DSS is now addressing the emotional and physical needs of the children.

"As awful a hell as that place was, it is what they knew, and it is gone," Yelverton said. "There is a terrific need at this point . . . [for] counseling and support and a sense that you're safe."

DSS says Salisbury abuse was preventable

June 16 2001

J. J. Crapo, NON M.S. IN S.S. PRO SE

By Brian MacQuarrie
GLOBE STAFF
and Caroline Louise Cole
GLOBE CORRESPONDENT

As the wife and six children of Patrick S. McMullen of Salisbury — who has been accused of raping two of his daughters and beating his sons — took refuge in a safe house yesterday, state social workers lamented that years of sexual and physical abuse in that household might have been prevented.

State officials said the McMullen family was visited several times in 1995 by workers from the Department of Social Services, who reported no evidence of the domestic violence or sexual assault that Christine McMullen recently told authorities had been a tragic part of family life since 1984.

"This really exemplifies the wall of silence around some domestic violence," DSS spokeswoman Carol Yelverton said.

"Unfortunately, this mother had ample and safe opportunities to seek help. Neither the mother, nor the children, nor any extended-family member expressed any concerns to us in 1995, when we were called in because of a home-schooling situation."


McMULLEN

DSS staff and the Merrimac police chief visited the McMullens after school officials said the family had failed to file a home-schooling plan. The family was interviewed at the Merrimac home of Christine McMullen's mother, a Merrimac school teacher with whom they said they lived.

"We had concerns that the family had been living in a store, but they insisted they were living with the maternal grandmother," Yelverton said. "We were assured they were . . . sleeping there, bathing, getting their meals, that it was a real home environment and that we weren't going to encounter any problems with an educational plan being submitted to the schools."

But in her request for a restraining order filed May 7 at Newburyport District Court, Christine McMullen described 17 years of beatings and sexual abuse that began shortly after their marriage and the birth of their children.

The alleged sexual abuse of their daughters — now 17, 13, and 8 — "consisted of fondling, oral sex both received and given, and attempts at penetration," according to the request, which was approved.

FAMILY, Page B4

JOHN CRAPO TO FLEET
June 16 2001
PAY Seventy-three (73) OF
Seventy-Eight (78) EXHIBITS

John CRAPO TO FLEET
JUNE 16 2001
Page Seventy-Four (74) of
SEVENTY-EIGHT EXHIBITS

DSS says Salisbury family abuse was preventable

June 16 2001 J. J. CRAPO, PRO SE

▸ **FAMILY**
Continued from Page B1



GLOBE STAFF PHOTO/EVAN SPIRK

A television cameraman filming the converted Salisbury nightclub that was home to Patrick McMullen and his family.

Patrick McMullen, 37, was arraigned Wednesday on charges that he raped two of his daughters and beat his sons. He is being held in the Middleton House of Correction in lieu of $105,000 bail.

Before the arrest, the McMullens had lived as virtual recluses in Salisbury, in a rundown former bar separated from Route 1 by an 8-foot fence. The children, ranging in age from 8 to 17, had never been to school or to a doctor, police said.

But in 1995, the family was "connected with a church and extended family" and was not isolated from the outside world, Yelverton said. Christine McMullen and the children were interviewed several times outside the presence of her husband, Yelverton added.

"The children were clean. They were playing. There was no indication that the children were highly stressed," Yelverton said. "We only wish somebody had come forward with a concern. If somebody had just said, 'I'm not feeling right about something in there.'

"It's a terrible tragedy that victims of domestic violence are so intimidated and fearful."

After 1984, the abuse increased "with each passing year," Christine McMullen wrote in court documents. She married when she was 18 and traveled with Patrick McMullen to a home in Maine and then back to Massachusetts.

"He has physically hurt us repeatedly with painful blows to the head, abdomen, chest, etc., causing bruising, abrasions, and headaches," Christine McMullen said in court documents. "He has kicked the children, spanked them with a belt causing severe bruising, and issued tight squeezes with one hand upon the neck."

Authorities said Christine McMullen approached police with her allegations of abuse at the urging of fellow members of the Church of Jesus Christ of Latter-day Saints in Exeter, N.H. A couple at the home where Christine McMullen and her children are staying declined to be interviewed yesterday.

In her restraining order request, Christine McMullen also detailed the abuse that she allegedly received.

"I have suffered numerous black eyes and fat split lips, as well as having objects such as having a 2-by-4, rock, and large flashlight thrown at me," she said. "He, intending to play, has bit us, leaving bruises, redness, and occasionally breaking skin."

Neighbors said they rarely saw the family, with the exception of a small flea market that McMullen occasionally operated from his yard on weekends.

In another report, filed May 5 with Salisbury police, Christine McMullen hinted at her daily struggle to make the best of the relationship.

"He is of a domineering and controlling nature of which I have been blind, due to my desire to have a happy relationship," McMullen said.

Yelverton said DSS is now addressing the emotional and physical needs of the children.

"As awful a hell as that place was, it is what they knew, and it is gone," Yelverton said. "There is a terrific need at this point ... [for] counseling and support and a sense that you're safe."

John CRAPO TO FLEET
June 16 2001
Pay Seventy-Five (75) or Seventy EIGHT ~~Sixty (76)~~ Seven EXHIBITS

DSS says Salisbury family abuse was preventable

June 16 2001 J. J. CRAPO, PRO SE

▶ FAMILY
Continued from Page B1


OFFERED BY
Century 21

GLOBE STAFF PHOTO/EVAN SPIRK

A television cameraman filming the converted Salisbury nightclub that was home to Patrick McMullen and his family.

Patrick McMullen, 37, was arraigned Wednesday on charges that he raped two of his daughters and beat his sons. He is being held in the Middleton House of Correction in lieu of $105,000 bail.

Before the arrest, the McMullens had lived as virtual recluses in Salisbury, in a rundown former bar separated from Route 1 by an 8-foot fence. The children, ranging in age from 8 to 17, had never been to school or to a doctor, police said.

But in 1995, the family was "connected with a church and extended family" and was not isolated from the outside world, Yelverton said. Christine McMullen and the children were interviewed several times outside the presence of her husband, Yelverton added.

"The children were clean. They were playing. There was no indication that the children were highly stressed," Yelverton said. "We only wish somebody had come forward with a concern. If somebody had just said, 'I'm not feeling right about something in there.'

"It's a terrible tragedy that victims of domestic violence are so intimidated and fearful."

After 1984, the abuse increased "with each passing year," Christine McMullen wrote in court documents. She married when she was 18 and traveled with Patrick McMullen to a home in Maine and then back to Massachusetts.

"He has physically hurt us repeatedly with painful blows to the head, abdomen, chest, etc., causing bruising, abrasions, and headaches," Christine McMullen said in court documents. "He has kicked the children, spanked them with a belt causing severe bruising, and issued tight squeezes with one hand upon the neck."

Authorities said Christine McMullen approached police with her allegations of abuse at the urging of fellow members of the Church of Jesus Christ of Latter-day Saints in Exeter, N.H. A couple at the home where Christine McMullen and her children are staying declined to be interviewed yesterday.

In her restraining order request, Christine McMullen also detailed the abuse that she allegedly received.

"I have suffered numerous black eyes and fat split lips, as well as having objects such as having a 2-by-4, rock, and large flashlight thrown at me," she said. "He, intending to play, has bit us, leaving bruises, redness, and occasionally breaking skin."

Neighbors said they rarely saw the family, with the exception of a small flea market that McMullen occasionally operated from his yard on weekends.

In another report, filed May 5 with Salisbury police, Christine McMullen hinted at her daily struggle to make the best of the relationship.

"He is of a domineering and controlling nature of which I have been blind, due to my desire to have a happy relationship," McMullen said.

Yelverton said DSS is now addressing the emotional and physical needs of the children.

"As awful a hell as that place was, it is what they knew, and it is gone," Yelverton said. "There is a terrific need at this point . . . [for] counseling and support and a sense that you're safe."

JOHN CRAPO
to FLEET
June 16 2001
Page Seventy-Six
(76) OF ~~Exhi~~
~~Seventy-Seven (77)~~
~~EXHIBITS~~
Seventy-Eight (78)
Exhibits

DSS says Salisbury abuse was preventable

June 16 2001
J.J. Crapo, NON M.S. IN S.S. PRO SE

By Brian MacQuarrie
GLOBE STAFF
and Caroline Louise Cole
GLOBE CORRESPONDENT

As the wife and six children of Patrick S. McMullen of Salisbury — who has been accused of raping two of his daughters and beating his sons — took refuge in a safe house yesterday, state social workers lamented that years of sexual and physical abuse in that household might have been prevented.

State officials said the McMullen family was visited several times in 1995 by workers from the Department of Social Services, who reported no evidence of the domestic violence or sexual assault that Christine McMullen recently told authorities had been a tragic part of family life since 1984.

"This really exemplifies the wall of silence around some domestic violence," DSS spokeswoman Carol Yelverton said.

"Unfortunately, this mother had ample and safe opportunities to seek help. Neither the mother, nor the children, nor any extended-family member expressed any concerns to us in 1995, when we were called in because of a home-schooling situation."



McMULLEN

DSS staff and the Merrimac police chief visited the McMullens after school officials said the family had failed to file a home-schooling plan. The family was interviewed at the Merrimac home of Christine McMullen's mother, a Merrimac school teacher with whom they said they lived.

"We had concerns that the family had been living in a store, but they insisted they were living with the maternal grandmother," Yelverton said. "We were assured they were . . . sleeping there, bathing, getting their meals, that it was a real home environment and that we weren't going to encounter any problems with an educational plan being submitted to the schools."

But in her request for a restraining order filed May 7 at Newburyport District Court, Christine McMullen described 17 years of beatings and sexual abuse that began shortly after their marriage and the birth of their children.

The alleged sexual abuse of their daughters — now 17, 13, and 8 — "consisted of fondling, oral sex both received and given, and attempts at penetration," according to the request, which was approved.

FAMILY, Page B4

JOHN CRAPO TO FLEET June 16th 2001
Page Seventy-Seven (77) OF ~~Seventy Seven EXHIBITS~~ Seventy-Eight exhibits

CERTIFICATE OF RECOGNITION

JOHN J. CRAPO

In recognition of your service during the period of the Cold War (2 September 1945 - 26 December 1991) in promoting peace and stability for this Nation, the people of this Nation are forever grateful.

William S. Cohen
SECRETARY OF DEFENSE

DD FORM 2774, 1 JUL 98

John Crapo to Fleet
June 16 2001
Page Seventy ~~Seven (77)~~
~~of~~ Eight (78)
Exhibits

Newslines Careers

Employers [illegible] Guard, Rese[illegible]

By Karen Jowers
Times staff writer

Companies that employ members of the Guard and Reserve generally are coping with the rising number of absences due to deployments, but as these deployments increase, so do the problems the companies encounter, according to a survey of employers.

Nearly one-fourth of the companies whose reservist employees were called away for military-related duties more than 10 working days annually reported having problems. Overall, 16 percent of companies that employ reservists reported they had problems in the last three years.

The increased reliance on National Guard and Reserve units to support the active component means more time away from work, placing more stress on the reservists, the companies that employ them and co-workers who must fulfill their duties while they are gone.

Reservists now contribute more than 13 million duty days each year to defense missions and operations — a 13-fold increase over the 1980s.

In an effort to gauge the level of support for the reserve mission, researchers for the Defense Department interviewed 2,037 employers from October 1999 to January 2000, including 920 companies that do not now employ reservists. Reserve Affairs officials released the results of the 1999 Reserve Employer Survey just before Labor Day.

About 90 percent of the nation's 883,000 drilling reservists are employed by a small number of companies — an estimated 6.4 percent of the nation's businesses, said Army National Guard Lt. Col. Terry Jones, a spokesman for the Office of Reserve Affairs.

The other 10 percent of reservists work for the federal government as civilians.

About 20 percent of the nation's large businesses — those with more than 50 employees — employ reservists, compared with just 4.6 percent of small businesses.

"We have been largely uninformed about the actual impact of increased deployments on employers and their businesses," said Charles Cragin, principal deputy assistant secretary of defense for reserve affairs, in a statement accompanying the report.

Gone too long

While Cragin said he was pleased with the overall findings of the survey — that employers generally have positive views

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 3, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: FleetBoston Financial Corporation
Incoming letter dated November 30, 2001

The proposal relates to changing the annual meeting date.

There appears to be some basis for your view that FleetBoston may exclude the proposal under rule 14a-8(h)(3). We note your representation that a similar proposal from this proponent was included in FleetBoston's proxy statement for its 2001 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at that meeting. Moreover, the proponent does not appear to have stated a "good Cause" for the failure to appear. Accordingly, we will not recommend enforcement action to the Commission if FleetBoston omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which FleetBoston relies.

This response will also apply to any future submissions to FleetBoston by the same proponent with respect to any shareholder meetings held by FleetBoston during calendar year 2002 and calendar year 2003. Accordingly, we will deem FleetBoston's statement under rule 14a-8(j) to satisfy FleetBoston's future obligations under rule 14a-8(j) with respect to proposals submitted to FleetBoston by the same proponent during calendar year 2002 and calendar year 2003.

Sincerely,

Jennifer Gurzenski

Jennifer Gurzenski
Attorney-Advisor